      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1999

                                                      REGISTRATION NO. 333-62703
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------


                                AMENDMENT NO. 4
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                           NEWGEN RESULTS CORPORATION
             (Exact name of registrant as specified in its charter)

               DELAWARE                                  7389                                 33-0604378
        (State or jurisdiction               (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                Identification Number)

                       12680 HIGH BLUFF DRIVE, SUITE 300
                          SAN DIEGO, CALIFORNIA 92130
                                 (619) 481-7545
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------

                               GERALD L. BENOWITZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           NEWGEN RESULTS CORPORATION
                       12680 HIGH BLUFF DRIVE, SUITE 300
                          SAN DIEGO, CALIFORNIA 92130
                                 (619) 481-7545
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                   COPIES TO:

     M. WAINWRIGHT FISHBURN, ESQ.                FRANCIS S. CURRIE, ESQ.
        LANCE W. BRIDGES, ESQ.                       NEIL WOLFF, ESQ.
          COOLEY GODWARD LLP                 WILSON SONSINI GOODRICH & ROSATI
   4365 EXECUTIVE DRIVE, SUITE 1100              PROFESSIONAL CORPORATION
         SAN DIEGO, CA 92121                        650 PAGE MILL ROAD
            (619) 550-6000                         PALO ALTO, CA 94304
                                                      (650) 493-9300

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                ----------------

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________
        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / ________________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                ----------------


        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 20, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT CONFIRM SALES OF THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                                3,725,000 SHARES


                                     [LOGO]

                                  COMMON STOCK


        This is an initial public offering of common stock by Newgen Results Corporation. Of the 3,725,000 shares of common stock being sold in this offering, 2,724,370 are being sold by Newgen and 1,000,630 are being sold by the selling stockholders. Newgen will not receive any of the proceeds from the sale of shares by the selling stockholders. The estimated initial public offering price will be between $12.00 and $14.00 per share.


                                 --------------

        There is currently no public market for the common stock. The shares of common stock have been approved for quotation on the Nasdaq National Market under the symbol NWGN.

                                 --------------

                                                                  PER SHARE        TOTAL
                                                              -----------------  ----------
Initial public offering price...............................          $          $
Underwriting discounts and commissions......................          $          $
Proceeds to Newgen, before expenses.........................          $          $
Proceeds to the selling stockholders, before expenses.......          $          $


        Newgen has granted the underwriters an option for a period of 30 days to purchase up to 558,750 additional shares of common stock to cover any over-allotments.


                                 --------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 -------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST
                 BANCBOSTON ROBERTSON STEPHENS
                                   DAIN RAUSCHER WESSELS      A DIVISION OF DAIN
RAUSCHER INCORPORATED

           , 1999

                              [INSIDE FRONT COVER]

                              THE NEWGEN SOLUTION
                        CUSTOMER RELATIONSHIP MANAGEMENT

        A diagram depicting the outsourced database management, direct marketing and related services Newgen provides, or is currently developing, for automobile dealerships and automobile manufacturers. The diagram is presented in a circular flow-chart format with outside graphic arrows pointing to Newgen's database marketing and customer retention services. Newgen's logo is in the center of the flow-chart representing Newgen.

        The diagram begins with an outside arrow representing the purchase of a car. An internal arrow points to Newgen representing transaction data downloaded into Newgen's database. The other outside graphic arrows summarize services provided by Newgen as follows: "Thank You Letter," "Follow-up Survey," "Closed-Loop Reminder Process," "Service Appointment," "After Service Follow-up," "Specialty Notification," "Sales Solicitation."

        The flow chart's inner circle depicts the following services provided, or currently being developed, by Newgen: CSI, Results Program, Reservations, Around the Wheel, ROAD and Customized Mailing. Internal arrows flow from these services to the related service description--contained in the outside arrows.

        Underneath the flow chart are the following two bullet points: - over 2,000 Dealerships; and - over 4.8 million Active Vehicles.

                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  -----
Prospectus Summary...........................................           4

Risk Factors.................................................           7

Use of Proceeds..............................................          21

Dividend Policy..............................................          21

Capitalization...............................................          22

Dilution.....................................................          23

Selected Consolidated Financial Data.........................          24

Management's Discussion and Analysis of Financial Condition
  and Results of Operations..................................          25

Business.....................................................          35

Management...................................................          50

Certain Transactions.........................................          61

Principal and Selling Stockholders...........................          63

Description of Capital Stock.................................          65

Shares Eligible for Future Sale..............................          68

Underwriting.................................................          70

Legal Matters................................................          72

Experts......................................................          72

Additional Information.......................................          72

Index to Consolidated Financial Statements...................         F-1

        Information contained on our Web site is not a part of this prospectus.

        Newgen Results Corporation and Newgen Results Program are our trademarks. This prospectus also includes trademarks and trade names of other companies.

        We were incorporated in California in February 1994 and we reincorporated in Delaware in December 1998. Our executive offices are located at 12680 High Bluff Drive, Suite 300, San Diego, California 92130 and our telephone number is (619) 481-7545.

                               PROSPECTUS SUMMARY

        THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

                                     NEWGEN


        Newgen believes that it is a leading provider of customized, outsourced database management, direct marketing and related services for automobile dealerships' service departments and automobile manufacturers. We combine our expertise in database marketing and customer retention services, our focus on customer service and our in-depth knowledge of service department operations to provide highly targeted and customized solutions. We have grown our customer base from 177 dealerships at December 31, 1995 to 2,092 dealerships at March 31, 1999 and we currently solicit over four million dealership customers. Our services are designed to:


        - attract more service customers to dealerships from the dealerships' customer base;

        - increase dealership revenues per customer;

        - promote customer loyalty and increase customer satisfaction;

        - differentiate the dealership from its competition through improved operations; and

        - provide the benefits of a safer vehicle with an increased resale value.

        Historically, automobile dealerships have focused on sales of automobiles, viewing the benefits of retaining customers for service-related revenue as being secondary. According to the National Automobile Dealer Association (NADA), despite declining market share of service-related spending at dealerships, the percentage of dealership profits generated from the service and parts department has increased from 16% in 1985 to 59% in 1997. Dealerships and manufacturers increasingly are realizing that the service department represents an important component of dealership profitability.

        Our RESULTS Program utilizes direct mail and outbound teleservice follow-up to promote service business from within a dealership's customer base. We estimate that approximately 25% to 30% of dealership customers solicited by us return to the dealership for vehicle service. This contrasts with typical response rates for direct mail marketing campaigns of between 1% and 3%. Our database marketing services are implemented using data provided by dealerships. We eliminate irrelevant, inaccurate and outdated data and combine this purified data with maintenance schedule databases and our own proprietary databases and algorithms to develop customized solicitations targeting service visits. Our internal studies indicate that dealership customers we solicit will visit a dealership more than three times as often and spend more than two and one-half times as much over the course of the year as customers with similar demographic characteristics that we do not solicit.

        We also leverage our expertise in the service department operations of dealerships by providing consulting services to dealerships and manufacturers. Our Consulting Division develops and implements new techniques and programs that enable dealerships to grow their businesses and streamline inefficient processes. We are also investing significant resources to develop and introduce new and innovative services. We have recently introduced our Reservations Program that provides dealerships with outsourced service appointment and shop loading services. In addition, we recently introduced Welcome Home, a service designed to recapture dealership service customers who have previously defected.

        We maintain a close relationship with Ford Motor Company, the key elements of which include joint marketing programs for deployment to Ford dealerships, private labeling by Ford of our database marketing services and a consulting engagement involving Ford dealerships.

        We intend to grow our business by providing services to more automobile dealerships, increasing the number of active names per automobile dealership, offering a broad range of customized direct marketing services, leveraging our data management capabilities to provide data extraction and warehousing services and utilizing the Internet as a delivery platform for our services.

                                  THE OFFERING


Common Stock offered by Newgen...............  2,724,370 shares
Common Stock offered by the selling
stockholders.................................  1,000,630 shares
Common Stock to be outstanding after this
offering.....................................  9,970,682 shares
Use of proceeds..............................  For repayment of short-term debt, the purchase of certain infrastructure equipment,
                                               and working capital and other general
                                               corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol................  NWGN


                                 --------------

        EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES
(I) THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK UPON THE COMPLETION OF THIS OFFERING, (II) THE FILING OF OUR RESTATED CERTIFICATE OF INCORPORATION AUTHORIZING A CLASS OF UNDESIGNATED PREFERRED STOCK, TO BE EFFECTIVE UPON THE COMPLETION OF THIS OFFERING, (III) THE EXERCISE OF A WARRANT TO PURCHASE 7,576 SHARES BY A SELLING STOCKHOLDER CONCURRENTLY WITH THIS OFFERING AND (IV) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. THE PRO FORMA WEIGHTED AVERAGE COMMON SHARES INCLUDE PREFERRED STOCK (ON AN AS CONVERTED BASIS) AS WELL AS COMMON STOCK. PLEASE SEE "DESCRIPTION OF CAPITAL STOCK" FOR A MORE COMPLETE DISCUSSION REGARDING NEWGEN'S CAPITAL STOCK, OPTIONS, WARRANTS AND RELATED MATTERS.

        THE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA PRESENTED BELOW IS DERIVED FROM THE CONSOLIDATED FINANCIAL STATEMENTS OF NEWGEN AND ITS SUBSIDIARY. THE FINANCIAL STATEMENTS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1998 HAVE BEEN AUDITED BY INDEPENDENT PUBLIC ACCOUNTANTS. THE CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 1999 AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS DATA FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 ARE DERIVED FROM NEWGEN'S UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

        ACTIVE NAMES ARE VEHICLE IDENTIFICATION NUMBERS CONTAINED IN OUR PURIFIED DATABASE CORRESPONDING TO VEHICLE OWNERS SOLICITED BY US FOR VEHICLE MAINTENANCE SERVICES ON A REGULAR BASIS. WE INVOICE OUR DEALERSHIP CUSTOMERS BASED ON THE NUMBER OF ACTIVE NAMES FOR EACH DEALERSHIP. WE DID NOT TRACK THE NUMBER OF ACTIVE NAMES IN 1994.

        THE PRO FORMA, AS ADJUSTED CONSOLIDATED BALANCE SHEET DATA SUMMARIZED BELOW REFLECTS THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK AND APPLICATION OF THE NET PROCEEDS FROM THE SALE OF THE 2,724,370 SHARES OF COMMON STOCK OFFERED BY NEWGEN AT THE ASSUMED INITIAL PUBLIC OFFERING PRICE OF $13.00 AND AFTER DEDUCTING THE UNDERWRITING DISCOUNTS AND COMMISSIONS AND ESTIMATED OFFERING EXPENSES, AND REPAYMENT OF $600,000 OF SHORT-TERM INDEBTEDNESS.

                                ----------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
        (IN THOUSANDS, EXCEPT PER SHARE AND SUPPLEMENTAL OPERATING DATA)

                                                                                                       THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                       MARCH 31,
                                             -------------------------------------------------------  --------------------
                                                            1995       1996       1997       1998       1998       1999
                                                          ---------  ---------  ---------  ---------  ---------  ---------
                                                1994
                                             -----------
                                             (UNAUDITED)                                                  (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Total revenues...........................      $2,018     $ 3,614    $11,629    $26,414    $40,106     $9,274    $12,104
  Gross profit (loss)......................         195        (513)     1,478      6,017     10,843      2,277      4,184
  Selling, general and administrative
    expenses...............................         727       2,178      5,396      6,234      8,877      1,854      2,927
  Net income (loss)........................        (596)     (2,811)    (4,691)    (2,189)    (3,203)      (663)       524
  Basic net income (loss) per share........      $(0.16)     $(0.75)    $(1.25)    $(0.62)    $(1.21)    $(0.27)     $0.04
                                             -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                             -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Diluted net income (loss) per share......      $(0.16)     $(0.75)    $(1.25)    $(0.62)    $(1.21)    $(0.27)     $0.03
                                             -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                             -----------  ---------  ---------  ---------  ---------  ---------  ---------
    Basic weighted average common shares
      outstanding..........................       3,767       3,767      3,767      3,767      3,767      3,767      3,830
                                             -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                             -----------  ---------  ---------  ---------  ---------  ---------  ---------
    Diluted weighted average common shares
      outstanding..........................       3,767       3,767      3,767      3,767      3,767      3,767      4,681
                                             -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                             -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma basic net income (loss) per
    share..................................                                                   $(0.45)                $0.07
                                                                                           ---------             ---------
                                                                                           ---------             ---------
  Pro forma diluted net income (loss) per
    share..................................                                                   $(0.45)                $0.06
                                                                                           ---------             ---------
                                                                                           ---------             ---------
    Pro forma basic weighted average common
      shares outstanding...................                                                    7,176                 7,239
                                                                                           ---------             ---------
                                                                                           ---------             ---------
    Pro forma diluted weighted average
      common shares outstanding............                                                    7,176                 8,090
                                                                                           ---------             ---------
                                                                                           ---------             ---------
SUPPLEMENTAL OPERATING DATA (UNAUDITED):
  Number of dealerships....................          66         177        802      1,285      1,902      1,458      2,092
  Number of active names...................                 396,213  1,970,738  2,905,484  4,128,865  3,159,388  4,816,746

SELECTED UNAUDITED QUARTERLY RESULTS OF OPERATIONS DATA:

                                                                    QUARTER ENDED
                        ------------------------------------------------------------------------------------------------------
                         MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,
                           1997         1997         1997         1997         1998         1998         1998         1998
                        -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total revenues......   $   4,962    $   5,663    $   6,828    $   8,961    $   9,274    $  10,101    $   9,834    $  10,897
  Gross profit........       1,045        1,191        1,613        2,168        2,277        2,651        2,663        3,252
  Net income (loss)...        (531)        (599)        (688)        (371)        (663)        (647)        (664)      (1,229)


                         MAR. 31,
                           1999
                        -----------
  Total revenues......   $  12,104
  Gross profit........       4,184
  Net income (loss)...         524

                                                                                                 MARCH 31, 1999
                                                                                             ----------------------
                                                                                                         PRO FORMA
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------
                                                                                                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents................................................................  $   1,230   $  32,868
  Working capital..........................................................................      2,906      35,144
  Total assets.............................................................................     14,186      45,824
  Long-term debt, less current maturities..................................................        837         837
  Redeemable convertible preferred stock...................................................     16,415          --
  Total stockholders' equity (deficit).....................................................    (10,882)     37,771

                                  RISK FACTORS

        YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY OF THE FOLLOWING RISKS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, INCLUDING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.

WE HAVE A HISTORY OF LOSSES AND MAY EXPERIENCE FUTURE LOSSES

        We incurred net losses of $4.7 million in 1996, $2.2 million in 1997 and $3.2 million in 1998. As of March 31, 1999, we had an accumulated retained deficit of $15.0 million. We have not achieved profitability on an annual basis, and we may incur net losses in the future. We anticipate continuing to incur significant sales and marketing, service development, technology, and general and administrative expenses as we continue to develop and introduce new services, increase our customer base, and extend our technology capabilities. As a result, we will need to generate significantly higher revenues to achieve and sustain profitability. Although our revenues have grown in recent quarters, we cannot be certain that we will continue to achieve revenue growth or generate sufficient revenues to achieve profitability. Our financial results would be harmed if our revenue does not grow or grows more slowly than we anticipate, or if our operating or capital expenditures exceed our expectations and cannot be adjusted accordingly.

OUR LIMITED OPERATING HISTORY PROVIDES LITTLE INFORMATION WITH WHICH TO EVALUATE
  OUR BUSINESS AND PROSPECTS

        We were incorporated in February 1994 and have a limited operating history. Investors must consider our business and prospects in light of the risks typically encountered by companies in their early stages of development. Some of these risks, in addition to those risks discussed elsewhere in this section, include:

        - our evolving business model;

        - the intensely competitive market for outsourced database management and direct marketing services to automobile dealerships and manufacturers;

        - the risks relating to the timely introduction of new services;

        - the risks associated with the expansion of our operational and technology infrastructure;

        - the challenges encountered in expanding our sales and customer support organization; and

        - our reliance on the cyclical auto industry.

We may not be successful in implementing any of our business strategies or in addressing these risks or others. Even if we are successful, we still may not be profitable in the future.

THERE ARE MANY FACTORS, INCLUDING SOME BEYOND OUR CONTROL, THAT MAY CAUSE
  FLUCTUATIONS IN OUR QUARTERLY RESULTS

        Our quarterly and annual revenues, gross margins and operating results have fluctuated in the past and are likely to fluctuate in the future. The various services we offer have different gross margins and, as a result, our revenue mix will affect our total gross margin. In addition, some of our operating expenses are relatively fixed and cannot be reduced in the short term to compensate for unanticipated variations in revenue. Thus, our total gross margin will be materially adversely affected in the event of any unexpected revenue shortfall.

        Future fluctuations in our results of operations may be caused by various factors, many of which are outside of our control. Some of these factors include:

        - our ability to attract new dealerships as customers;

        - the cancellation of contracts;

        - changes in our average revenues per customer;

        - our ability to introduce new services;

        - the introduction of alternative services by competitors;

        - our ability to retain existing personnel and attract new personnel in a timely and effective manner;

        - changes in our pricing policies or those of our competitors resulting from competitive pressures and other factors;

        - the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure, including the rewrite of our database management and customer retention software and upgrades to our computer and telephony technology;

        - our ability to effectively manage growth;

        - increases in costs of services and supplies provided to us by third parties, including the price of paper, toner and postage; and

        - the cost of labor.

        Historically, our quarterly fluctuations in revenue have been due primarily to fluctuations in consulting revenues, which have consisted of a small number of significant contracts. For example, in the fourth quarter of 1997, total revenues increased by $2.1 million to $9.0 million, primarily as a result of an increase in consulting revenues. Consulting revenues as a percentage of our total revenues for the nine quarterly periods ended March 31, 1999 ranged from 12% to 32%. In addition, our consulting business currently depends entirely on Ford. Ford engages our consulting division to perform discrete consulting projects. Our current consulting purchase order with Ford is expected to be completed in August 1999. Ford is under no obligation to continue to engage us for future projects. In the event that we are not engaged by Ford to perform additional consulting services, our revenues from consulting services will decrease significantly.

        Due to these and other factors, quarterly revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. We may not be able to increase our revenues in future periods or be able to sustain our existing level of revenues or our rate of revenue growth on a quarterly or annual basis. In addition, our annual or quarterly operating results may not meet the expectations of securities analysts and investors. If this happens, the trading price of our common stock could significantly decline.

WE ARE HIGHLY DEPENDENT ON OUR RELATIONSHIP WITH FORD MOTOR COMPANY

        We derive a substantial portion of our revenues from Ford and Ford dealerships. In 1998 sales of our RESULTS Program and other services to Ford dealerships represented 54% of our revenues while consulting services provided to Ford represented 23% of our revenues. We collect accounts receivable from a majority of Ford dealerships directly from Ford. We expect that sales to Ford and Ford dealerships will continue to comprise a significant percentage of our revenues and accounts receivable for the foreseeable future.

        Due to a change in Ford's accounting system in late 1998, we were temporarily unable to collect accounts receivable from Ford in a timely manner. If in the future we are unable to collect accounts receivable from Ford in a timely manner for any reason, this could reduce the amount of cash available to us to operate our business. As a result, we could be required to use cash reserves or increase our outstanding indebtedness in order to continue our normal business operations.

        Ford also has acted as a key reference in our solicitation of Ford dealerships and other manufacturers as new customers. We expect that we will need to continue to develop relationships with existing and future Ford management in order to maintain strong ties with Ford and to continue to receive Ford's endorsement of our services to Ford dealerships. Our relationship with Ford could be damaged if Leslie J. Silver, our Executive Vice President, who has developed a relationship with certain key Ford personnel, terminates his employment with Newgen. We contract individually with Ford dealerships which are under no obligation to use our services. Any change in our relationship with Ford or any change in Ford's recommendation of our services could result in a significant reduction in the number of customers we service and hinder our ability to contract with new customers which could harm our business, financial condition and results of operations.

IF OUR COMPUTER SOFTWARE REWRITE IS NOT COMPLETED IN A TIMELY MANNER WE WILL
  INCUR SUBSTANTIAL EXPENSE OR BE REQUIRED TO MODIFY OUR CURRENT SOFTWARE

        We have commissioned a substantial rewrite of our enterprise-wide database management software that we expect to be completed in the fourth quarter of 1999. The new software is being developed by Information and Graphic Systems Inc., a company that merged with Bolder Heuristics Inc. (IGS). The software rewrite was scheduled to be completed in the first quarter of 1999. We have not yet received a version of the software that meets our business requirements. The schedule for completion of the software rewrite has therefore been revised and we now expect a completed version of the software to be delivered to us in the fourth quarter of 1999. IGS may not be able to complete the software development in a timely manner and the software may not perform according to design specifications. We are incurring expenses of between $50,000 and $100,000 per month of additional operating costs and for revisions to our existing software as a result of the delay in the completion of the software rewrite. Further delays or failure in the completion of the software rewrite may result in additional costs. In the event that IGS is unable to complete the software rewrite in accordance with our specifications, we may rewrite our enterprise-wide database management software using our own staff and resources. If we elect to perform such a software rewrite internally, this may divert our technology resources away from servicing our existing customers, or developing new services. Any such diversion of resources may reduce our customers' level of satisfaction with Newgen's existing services or in delays in the development or introduction of new services. Our new enterprise-wide database management software will be complex and may initially impair our ability to provide satisfactory customer service. For example, it may result in the distribution of incorrect data. In addition, our current hardware may be insufficient to support the software rewrite. Our introduction of new services is dependent in part upon the development and implementation of the new software. Other risks related to the software rewrite include:

        - the integration of the new software with our existing systems;

        - the training of technical personnel to use and enhance the new system;

        - cost overruns associated with development and implementation of the system;

        - lost productivity associated with testing and debugging the software, unexpected defects or failures;

        - credits to customers that may be required in connection with such defects or failures and additional costs associated with converting to and supporting the software rewrite; and

        - the inability to scale our existing software to support a substantial increase in the number of customer dealerships without modifying our existing software.

        Any delay or failure to successfully complete or implement the software could harm our business, financial condition and results of operations.

WE WILL NEED TO INTRODUCE NEW SERVICES TO EXPAND OUR BUSINESS


        Our future growth will depend, in part, on our ability to enhance our existing services with new features and to develop new services that address the expanding needs of our customers. In addition, our future growth will also depend on our ability to respond to technological advances and emerging industry practices in a timely and cost-effective manner. Acceptance of our new services depends on several factors, including dealerships' needs for these services, demonstration of tangible benefits of the services, pricing and dealership industry conditions and trends. We recently introduced our Reservations, Around the Wheel and Welcome Home Programs. Our customers may not accept or contract with us for any of our new services. In addition, certain of our new services may benefit competitors of our current customers, which may cause certain of our current customers to cease using our services. Also, several of our competitors have substantially greater resources than we do. This may allow them to introduce new services or features before we do or develop services or features superior to our services. In the future, we may experience product development, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new or enhanced services. A substantial portion of the $2.3 million in technology and product development expenses we incurred in 1998 consisted of expenses related to the development of new services. In the future, we will also have to incur substantial marketing expenses to encourage the acceptance of our new services by our customers and any potential new customers. If we are unable to develop and introduce new or enhanced services in a timely or cost-effective manner, our business could be harmed.


OUR ABILITY TO SECURE NEW CONTRACTS WILL AFFECT OUR FUTURE GROWTH

        If we are unable to expand our customer base or successfully market and sell our services to dealerships, we may not be able to increase our revenues, or our revenues may decline. In general, our ability to secure new contracts depends upon several factors, including:

        - the effectiveness of our sales and marketing personnel;

        - the establishment of more automobile manufacturer relationships;

        - the ability of our sales personnel to gain access to decision makers at dealerships;

        - the perceived value of our services; and

        - our reputation among dealerships.

        Newgen's growth is driven largely by increasing our dealership base. Our customer base grew from 177 dealerships at December 31, 1995 to 2,092 dealerships at March 31, 1999. We may not be able to secure new contracts in the future or successfully retain our existing contracts. We are also seeking to develop relationships with automobile manufacturers as a means of securing service contracts with dealerships. In the event we are unable to develop such relationships, our ability to secure or retain service contracts with dealerships may be hindered. We may not be successful in developing such relationships and our competitors may use their greater financial and other resources to preclude or hinder our efforts to develop such relationships. Our failure to increase the number of dealerships we service would restrict our future growth and would harm our business.

DEALERSHIP TURNOVER MAY HARM OUR BUSINESS

        Our contracts with dealerships are of various durations, typically ranging from six months to two years. All of our contracts may be terminated upon the expiration of the contract term. In addition, during the contract term, dealerships may choose to reduce the number of active names serviced by us, which may result in reduced revenues to Newgen. Our ability to renew customer contracts is dependent upon various factors including:

        - the perceived value of our services;

        - the ability of customer satisfaction representatives to deal proactively with issues as they arise;

        - the quality of our services;

        - our ability to develop new services; and

        - the pricing of our services.

Our inability to meet the expectations of our customers with respect to any of these factors may result in cancellation of our services by such customers. Although we have taken measures to reduce turnover, dealership turnover rates may increase in the future. In 1998, 348 customers cancelled their contracts after the expiration of their contract term. Because our contracts are subject to risk of cancellation, the number of dealerships contracting for our services at any given time may not be a reliable measure of our future revenues. Any termination, significant reduction or modification of our business relationships with a significant number of dealerships may harm our business.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY IN THE MARKET FOR OUTSOURCED SERVICES TO
  AUTOMOBILE DEALERSHIPS AND MANUFACTURERS

        We operate in a highly competitive business environment. We compete with a variety of companies, including large national or multi-national companies which have greater financial and marketing resources than us and smaller regional or local companies that are involved to varying degrees in the same business as us. Our three significant national competitors are Reynolds & Reynolds, Co. (R&R), Automatic Data Processing, Inc. (ADP) and Moore Corporation Limited (Moore). R&R's Service Systems Division offers automobile dealerships database management and customer retention services that compete directly with our services. ADP's automobile dealership services competes with us by providing customer retention services similar to ours. Moore also delivers integrated business communications, personalized direct marketing and other related services to automobile dealerships and manufacturers. We believe that R&R and ADP each have significantly more customers than we do. Moreover, R&R, ADP and Moore have significantly greater financial and marketing resources and all of them actively compete against us for dealership business. For example, in the past R&R has offered a discount on customer retention systems to dealerships that purchase certain hardware and software and ADP has offered free services for up to three months. We also compete to a limited degree with other small customer retention service providers and in-house customer retention systems. Dealerships may decide to satisfy their database management and direct marketing needs internally rather than outsourcing, especially as dealerships grow larger due to industry consolidation.

        R&R, ADP and Moore price their services on a per letter basis, although certain customers of Moore may elect to be billed on the number of active names in the customer database. Therefore, meaningful price comparisons between our services and our competitors' are difficult. Dealerships may perceive that our services are priced higher than those of our competitors. In addition, our competitors may increase their emphasis on programs similar to those programs we offer and new competitors may enter the market. Furthermore, dealerships or automobile manufacturers themselves may introduce competing programs. If any of these were to occur, we may be unable to compete effectively against them.

OUR RELIANCE ON A SMALL NUMBER OF SUPPLIERS EXPOSES US TO BUSINESS INTERRUPTIONS


        We depend on a small number of suppliers to enable us to deliver our services. For example Anderson Print & Mail, Inc. (Anderson) and Delta Mailing, Inc. (Delta) are currently the only sources for our printing and direct mail needs. In August 1998, we agreed to purchase a significant portion of our printing requirements from Anderson. To date, we have not experienced quality problems with Anderson. However, Anderson may not continue to perform in a satisfactory manner or we may experience quality or performance problems from Anderson in the future. From time to time, we have experienced certain quality or performance problems with respect to Delta's services. Examples of such problems include: letters stuffed in the wrong dealership's envelopes, letters mailed out a few days behind schedule and incorrect shades of color placed on dealership letterhead. To date, these quality problems have been minor and we have been reimbursed by Delta for any credits we issue to customers as a result of these problems. In 1998, these credits totaled less than $10,000. In addition, we depend on a small number of companies to provide us with information that assists us in managing our database. Failure of such suppliers to provide the information we require in an accurate, consistent or timely manner could result in lost revenues. A sudden unexpected loss of services provided by key suppliers could interrupt our business and prevent us from providing services to our customers, which, in turn could adversely affect our results of operations and damage our relationships with affected dealerships. Our reliance on these limited source vendors could result in performance shortfalls and limits our control over quality and costs. We may experience quality or performance problems with any of our suppliers. Further, a significant increase in the price of one or more of these services could harm our business by forcing us to raise our prices or by decreasing our gross margins.


WE RELY ON CERTAIN THIRD PARTIES TO ACCESS DEALERSHIP DATA

        We depend on third parties for access to the data of a portion of our dealership base. For example, Universal Computer Systems (UCS) is our sole source for data updates from dealerships that use UCS dealership-services software and we do not have a fixed-term contract with UCS to obtain such data. Approximately 25% of our dealership customers use UCS software. We obtain data updates from most other dealerships by interfacing directly with the dealership's computer system. A change in dealership computer hardware or software may inhibit our access to dealership data and would inhibit our ability to provide certain services to our customers. Implementation of Reservations, CSI and ROAD at dealerships that use UCS dealership service software will require an amendment to our existing agreement with UCS. We may not be able to modify our agreement with UCS on satisfactory terms, and therefore, we may not be able to offer Reservations, CSI and ROAD to our dealership customers using UCS systems, which could reduce or limit our revenue growth and profitability.

WE ARE DEPENDENT ON THE PROFITABILITY OF THE AUTOMOBILE INDUSTRY AND ON GENERAL
  ECONOMIC CONDITIONS

        Our business depends on both the profitability of automobile dealerships and the volume of sales of new automobiles, as well as general economic conditions that may affect the service and maintenance habits of automobile owners. The automobile industry is highly cyclical and historically has experienced periods of reduced demand for automobiles. When automobile sales decline, dealerships have historically looked for ways to cut costs, including reducing expenditures for certain marketing and outsourced functions. General economic conditions directly impact the demand for new and used automobiles and may affect the service and maintenance habits of automobile owners. During periods of economic slowdown, automobile owners may have their vehicles serviced less often. They may also be less inclined to have their vehicles serviced at automobile dealerships, which generally have a reputation for being more expensive than other automotive repair shops. We believe that a downturn in new and used automobile sales or decreased dealership profitability could result in contract cancellations, reduced revenues from our ongoing dealership relationships and difficulty in attracting new dealership customers. In addition, the automobile dealership industry has been undergoing consolidation. This consolidation trend may result in decreased demand for our services if large dealerships or dealership chains decide to implement their own data management and marketing services rather than outsource those services to Newgen and other third parties.

WE ARE SUBSTANTIALLY DEPENDENT ON OUR MANAGEMENT AND KEY PERSONNEL AND SUCH
  INDIVIDUALS MAY NOT REMAIN WITH NEWGEN IN THE FUTURE

        Our continued success is largely dependent on the efforts and abilities of our senior management and other key personnel, in particular our Chief Executive Officer, Executive Vice President, Senior Vice President of Operations and Senior Vice President and Chief Financial Officer. Our dependence on our management is due to their individual and combined experience in the market for outsourced services for automobile dealerships and manufacturers. This includes their personal relationships, knowledge of Newgen's operations and technology, and understanding of the competitive environment in which we operate. In particular, our relationship with Ford could be damaged if our Executive Vice President, who has developed a relationship with certain key Ford personnel, terminates his employment with Newgen. We do not have employment agreements with any of our key employees. Other than the Chief Executive Officer of Newgen, we have not obtained key man life insurance on any of our officers. The loss of the services of certain management and key personnel could harm our business.

WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE PERSONNEL WE NEED TO SUCCEED

        We have experienced growth in revenues and expansion of our operations that have placed significant demands on our management and facilities. Continued growth will also require us to hire more sales, operations, technical and administrative personnel. We have at times experienced, and continue to experience, difficulty in recruiting and retaining qualified personnel, in particular technical and sales personnel. For example, we have experienced turnover in our sales personnel and we cannot assure you that this turnover will decrease. Recruiting qualified personnel is an intensely competitive and time-consuming process and we expect competition for such personnel to remain intense. In addition, with our introduction of new products and services, the pay scales for direct labor to support these new products and services may change. The affected personnel may not find these changes satisfactory. We may not be able to attract and retain the necessary personnel to accomplish our growth strategies and we may experience constraints that will adversely affect our ability to satisfy customer demand in a timely fashion or to support satisfactorily our customers and operations. Our inability to attract and retain key employees could harm our business.

INCREASES IN THE COST OF PAPER, TONER OR POSTAGE RATES MAY REDUCE OUR
  PROFITABILITY

        Our services require significant quantities of paper and toner to generate and mail letters. The price of paper increased significantly during 1995 and the price of toner increased significantly in 1996. In addition, Delta increased the price of its services in 1998 due to further increases in toner prices. We generally have not been able to change our prices to our dealerships to compensate for increases in paper and toner prices. The price of paper or toner may increase in the future. Furthermore, although we have the right under our dealership contracts to increase the prices of our services in response to increases in postage rates, we may choose to absorb postage rate increases rather than pass them on to dealerships for competitive reasons. Although we adjusted our rates to reflect the January 1999 postage rate increase, we may not be able to pass on future postage rate increases in our pricing. Any significant increase in paper or toner prices or postage rates that are not reflected in our pricing to dealerships could materially adversely affect our business, financial condition and results of operations.

FAILURE TO MANAGE THE GROWTH OF OUR OPERATIONS MAY HARM OUR BUSINESS

        Our rapid growth has placed significant demands on our managerial, operational and financial resources. In order to address these demands, we continue to hire new employees, invest in new equipment and make other capital expenditures. In addition, if we increase the number of services offered to automobile dealerships and the number of dealerships to which we provide services, we will need to develop further financial and managerial controls and reporting systems and procedures. We expect that we will need to expand into additional facilities as we continue to grow. Our business may be harmed if we fail to expand any of the foregoing areas in an efficient manner or if we otherwise are unable to manage growth effectively.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS, CAUSE US TO
  INCUR DEBT AND ASSUME CONTINGENT LIABILITIES

        We may seek to expand our operations and leverage our technology, database management and dealership processes expertise by investing in or acquiring businesses or technologies complementary to our existing operations. From time to time, we engage in discussions with third parties with respect to investments in or acquisitions of other businesses. However, we currently have not made any commitments or entered into any agreements concerning any investment in or acquisition of other businesses.

        Our investment in or acquisition of businesses or technologies could materially adversely affect our operating results and the price of our common stock. Acquisitions also entail numerous risks, including:

        - difficulties in the assimilation of acquired operations, technologies or products;

        - unanticipated costs;

        - diversion of management's attention from other business concerns;

        - adverse effects on existing business relationships with suppliers and customers;

        - risks of entering markets where we have no or limited prior experience; and

        - potential loss of key employees.

        We may not be able to successfully integrate any businesses, products, technologies or personnel that we invest in or acquire in the future, and our failure to do so could harm our business. In addition, future acquisitions may require us to issue dilutive equity securities, incur substantial debt, or assume contingent liabilities.

OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS COULD HARM OUR BUSINESS

        Our success and ability to compete is dependent in part upon our proprietary technology. The most critical element of our operations is our sophisticated database management system. We rely primarily on a combination of copyright and trademark laws, trade secrets and nondisclosure agreements to protect our proprietary rights. We currently have no patents. We typically enter into confidentiality and proprietary information agreements with our employees and limit access to and distribution of our software, documentation and other proprietary information. Our protection of this system has served as a barrier to our competitors which have not been able to duplicate such a database management system. If competitors were able to duplicate our database management system, we would lose our competitive advantage and face increased competition. Our confidentiality agreements and confidentiality procedures may not be adequate to deter misappropriation or independent third-party development of our technology or to prevent an unauthorized third party from obtaining or using information that we regard as proprietary. For example, attempts may be made to copy aspects of our technology or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Any infringement of our proprietary rights could materially adversely affect our future operating results. Furthermore, policing the unauthorized use of our products is difficult and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could materially adversely affect our future operating results.

THIRD PARTIES MAY ASSERT INFRINGEMENT CLAIMS AGAINST US OR OUR CUSTOMERS

        Third parties may assert infringement claims against us or our customers. We believe that our technological processes do not infringe upon the proprietary rights of others, but we cannot assure you that third parties will not assert claims that we violate their rights. In addition, we believe that we have the right to use the data we collect for our database, but we cannot assure you that third parties will not assert claims that we violate their trade secrets or copyrights. Although there has not been any claim of this type in the past, any claims or litigation, should they occur, could subject us to significant liability for damages or could result in invalidation of our rights. In addition, even if we prevail, litigation could be time consuming and expensive to defend, and could result in diversion of our time and attention. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to these claims or litigation. We may be required to enter into arrangements with the third parties responsible for the claims or litigation, which may be unavailable on commercially reasonable terms, if at all.

SYSTEM FAILURE, INTERRUPTIONS OR SECURITY BREAKS IN THE TELECOMMUNICATIONS
  INFRASTRUCTURE OR OUR COMPUTER AND TELEPHONY SYSTEMS MAY HARM OUR BUSINESS

        Our operations are dependent on our ability to protect our computer and telephony systems and databases against damage or system interruptions from fire, earthquake, power loss, telecommunications failure, technical failure, unauthorized entry or other events beyond our control. We receive data from dealerships primarily via modem. In addition, a significant portion of our business involves contacting dealership customers telephonically and our mailings to dealership customers is dependent upon the data generated using our computer systems. A significant amount of our computer and telephony equipment is located at a single site in San Diego, California. In the future, we intend to use the Internet as a platform for delivery of our services. Any actual or perceived degradation in the performance of the Internet as a whole could undermine the benefits of our services. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to increased government regulation. Unanticipated problems with our computer, telephony or other communications systems may result in a significant system outage or data loss, which could result in interruptions in our operations. Despite implementing security measures, our infrastructure may also be vulnerable to break-ins, computer viruses or other disruptions caused by our customers or other third parties. Our business will be materially adversely affected if there is any damage to our databases, failure of communication links, security breach or other loss that causes interruptions in our operations.

WE MAY DEPEND ON THE INTERNET AS A DELIVERY PLATFORM FOR SERVICES

        Our growth strategy depends in part on providing database management and direct marketing services for automobile dealerships and manufacturers over the Internet. This may include delivering RESULTS Program reminder notices via e-mail, providing certain information contained in our databases on an outsourced basis to Web sites, providing dealerships and their customers with an online appointment reservations system and providing dealerships access to our database via the Internet. Development and implementation of any of these and other services using the Internet is subject to substantial risks and uncertainties.

        We have limited experience providing database management and direct marketing services over the Internet. We may need to hire additional personnel and expend significant resources to develop these services. The manner in which we intend to provide and charge for these services is new and unproven and may result in lower revenues or gross margins. We may need to enter into agreements with third parties, such as Internet service providers, to implement these services. Privacy concerns may cause consumers to resist providing the personal data necessary to support these services in development. For example, consumers may be unwilling to disclose their identity, vehicle identification information or e-mail addresses. Moreover, our ability to disseminate data generated from our databases may be limited by agreements with our customers. Various system failures or delays may decrease our ability to effectively deliver information contained in our databases to automobile dealerships, manufacturers, dealership customers or Web sites. Our servers and network infrastructure may not be able to handle the volume of data traffic generated as a result of the deployment of these new services. Implementation of an Internet-based reservations system will require us to interface with dealership service department appointment calendars, which will be complex and may be prone to errors. Our future services using the Internet may not be successfully developed and implemented, widely accepted or result in future revenues. We recently signed a letter of intent with autobytel.com to form a joint venture to provide certain database management and direct marketing services over the Internet. Our joint venture with autobytel.com may not be successful, could result in substantial costs and diversion of resources and could materially adversely affect our future operating results.


        The widespread acceptance and adoption of the Internet by automobile dealerships and manufacturers to conduct business and exchange information is likely to occur only if greater efficiencies and improvements in service can be demonstrated to these dealerships and manufacturers. The recent growth in Internet traffic has caused frequent periods of decreased performance and reliability. Our ability to provide services over the Internet will be ultimately limited by and dependent upon the speed and reliability of the Internet. Additionally, the tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. Furthermore, costs of communication over the Internet may increase substantially if access fees are imposed on Internet service providers and online service providers. If we are unable to adapt our business to meet changes in the database management and direct marketing industry as a result of growth in the Internet, our business may be harmed.

WE COULD BE ADVERSELY AFFECTED BY GOVERNMENTAL REGULATIONS

        We are subject to varying degrees of federal, state and local telemarketing regulation. The jurisdiction of the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) extends to the telemarketing industry, including some of the services we provide to our customers. The FTC has issued regulations which prohibit certain types of deceptive or abusive telemarketing acts or practices. Regulations issued by the FCC place limits on the use of certain types of equipment used in telephone solicitation, require telemarketing companies to provide certain identifying information, and require the maintenance of a list of persons who do not wish to be called. We believe that we are not currently engaging in, and we do not plan to engage in, any of the activities prohibited by the FTC and FCC regulations. The FCC and FTC regulations have, therefore, not materially restricted our operations. If future regulations are adopted by the FCC and FTC or other regulatory bodies, our business may be harmed. In addition, violations may occur in the future as a result of human error, equipment failure or other causes. Our failure to comply with applicable domestic and international regulations could also harm our business. Furthermore, the media often publicizes perceived non-compliance with consumer protection regulations and violations of notions of fair dealing with consumers. Any such publicity is potentially damaging to our reputation, client relationships and consumer acceptance and loyalty.

WE MAY BE UNABLE TO RAISE CAPITAL IN THE FUTURE

        Various elements of our growth strategies will require additional capital. We believe that our existing capital resources together with cash generated from operations and amounts available under our line of credit will be sufficient to meet our capital requirements for at least the next twelve months. Additionally, the proceeds from this offering will provide additional liquidity to Newgen. However, our capital requirements depend on several factors, including market acceptance of our services, the ability to expand our customer base, the development of new services, the expansion of our sales and marketing capabilities, potential acquisitions and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Our credit facility with Silicon Valley Bank expires in May 1999. If additional funds are raised through the issuance of equity securities, our stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures.

WE MAY BE EXPOSED TO RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

        Currently, we provide services to automobile dealerships in the United States and Canada. We may expand our database management, customized direct marketing services and teleservices to automobile dealerships in foreign markets other than Canada. We have had limited experience providing services outside the United States. Conducting business outside of the United States is subject to certain risks, including:

        - longer accounts receivable collection cycles;

        - difficulties in managing operations across disparate geographic areas;

        - difficulties associated with enforcing agreements and collecting receivables;

        - through foreign legal systems;

        - changes in a specific country's or region's political or economic conditions;

        - trade protection measures;

        - import or export licensing requirements;

        - fluctuations in currency exchange rates;

        - potential adverse tax consequences;

        - unexpected changes in regulatory requirements; and

        - reduced or limited protection of our intellectual property rights in some countries.

In addition, we may be unable to successfully market, sell and deliver our services in foreign markets and we cannot be certain that one or more of such factors will not harm our future international operations.

YEAR 2000 RISKS MAY ADVERSELY AFFECT OUR BUSINESS

        The use of computer systems and software products that rely on two-digit date programs to perform computations and decision-making functions may cause computer systems to malfunction in the Year 2000 and lead to significant business delays and disruptions. We use a significant number of computer software programs and operating systems in our operations and we are therefore particularly sensitive to the problems which may be caused by the Year 2000 problem. We anticipate that a significant element of our exposure to Year 2000 problems created by noncompliance is in our information technology systems.

These systems include our data retrieval, purification, financial, administrative and communication operations. We are currently evaluating our exposure in all of these areas.


        We have commissioned a substantial rewrite of our enterprise-wide database management software. The rewritten enterprise-wide database management software is designed to be Year 2000 compliant. We expect the software rewrite to be completed in the fourth quarter of 1999. Because we expect to implement our rewritten enterprise-wide database management software prior to the end of 1999, we have not undertaken a comprehensive review of our existing enterprise-wide database management software to date. As a result, in the event that the software rewrite is not completed on time or the software does not perform according to design, we may face significant Year 2000 non-compliance issues. We are monitoring the progress of the software rewrite, and in the event that we determine that such rewrite will not be completed according to schedule we intend to undertake an internal software rewrite to address potential Year 2000 problems in our enterprise-wide database management software. We are in the process of conducting a comprehensive inventory and evaluation of our other information systems used to run our business, which is expected to be completed in the third quarter of 1999. Systems which are identified as non-compliant will be or are in the process of being upgraded or replaced. For the Year 2000 non-compliance issues identified to date, the cost of remediation is not expected to be material in our operating results. We have not included the cost of our software rewrite as a cost related to Year 2000 compliance matters. However, if implementation of replacement systems is delayed, or if significant new non-compliance issues are identified, we may incur significant additional expenses related to Year 2000 issues.


        Any failure of third-party networks, systems or services upon which our business depends could harm our business. We rely on the telecommunications infrastructure, our customers' computer systems and systems and services that third parties provide to our customers. As a result, the success of our plan to address Year 2000 issues depends in part on parallel efforts being undertaken by third parties. We have begun to identify and initiate communications with third parties whose networks, systems or services are critical to our business to determine the status of their Year 2000 compliance. We cannot assure you that all such parties will provide accurate and complete information, or that all their networks, systems or services will achieve full Year 2000 compliance in a timely fashion. The most reasonably likely worst-case scenario for us resulting from Year 2000 issues is that third-party non-compliance would disrupt, reduce or eliminate for a period of time our ability to service existing customers or to solicit new customers. If such occurrences are frequent or long in duration, they could harm our business. Where practicable, we will attempt to mitigate our risks with respect to the failure of our suppliers to be prepared for any Year 2000 problems. However, such failures remain a possibility and could harm our business.

OUR SENIOR MANAGEMENT WILL HAVE DISCRETION OVER THE USE OF PROCEEDS FROM THIS
  OFFERING

        The primary purposes of this offering are to obtain additional working capital, create a public market for our common stock, to facilitate future access to public equity markets and to increase our visibility. A significant portion of the anticipated net proceeds of this offering has not been designated for specific use. As a consequence, our management will have the discretion to allocate this portion of the net proceeds of this offering to uses the stockholders may not deem desirable. We may not be able to invest these proceeds to yield a significant return. Substantially all of the proceeds of the offering may be invested in short-term, interest-bearing, investment grade securities.

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT
  OR ABOVE THE OFFERING PRICE

        There has previously not been a public market for our common stock. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations in response to factors such as:

        - actual or anticipated variations in quarterly operating results;

        - changes in financial estimates by securities analysts;

        - new services offered by us or our competitors;

        - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

        - announcements of technological innovations;

        - additions or departures of key personnel;

        - sales of common stock; and

        - other events or factors, many of which are beyond our control.

        In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices and multiples of many technology companies' stocks are at or near historical highs. These trading prices and multiples may not be sustained. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would materially adversely affect our business, financial condition and operating results.

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO
  INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND CERTAIN TRANSACTIONS


        Upon completion of this offering, our principal stockholders, executive officers, directors and affiliated individuals and entities (Controlling Stockholders) together will beneficially own approximately 62.1% of the outstanding shares of common stock (58.8% if the underwriters' over-allotment option is exercised in full). Three of our directors are brothers. Their father is also a director and our Senior Vice President and Chief Financial Officer is their cousin (collectively, Related Stockholders). Together, these family members will beneficially own approximately 22.4% of the outstanding shares of our common stock (21.2% if the underwriters' over-allotment option is exercised in full). These Controlling Stockholders and Related Stockholders, acting together, or in some cases independently, will be able to influence significantly and possibly control most matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.


CERTAIN PROVISIONS IN OUR CORPORATE CHARTER AND BYLAWS MAY DISCOURAGE TAKEOVER
  ATTEMPTS AND THUS DEPRESS THE MARKET PRICE OF OUR STOCK

        Provisions in our Certificate of Incorporation, as amended and restated upon the closing of this offering (the Restated Certificate) may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

        - the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

        - the ability of the board of directors to alter our bylaws without getting stockholder approval;

        - the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders; and

        - staggered terms for the members of the Board of Directors.

        This could discourage potential takeover attempts and could adversely affect the market price of our common stock. In addition, these provisions may limit the ability of stockholders to remove our current management.

FUTURE SALES OF SHARES BY EXISTING STOCKHOLDERS COULD AFFECT OUR STOCK PRICE


        If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Based on shares outstanding as of March 31, 1999, upon completion of this offering we will have outstanding 9,970,682 shares of common stock (assuming no exercise of the underwriters' over-allotment option). Of these shares, 3,725,000 will be eligible for sale in the public market. After the lockup agreements with Newgen or the underwriters of this offering expire 180 days from the date of this prospectus, an additional 6,245,682 shares will be eligible for sale in the public market.


        These share numbers exclude 1,202,394 shares subject to outstanding options and warrants and 630,550 shares reserved for future issuance under our 1996 Equity Incentive Plan and 1998 Equity Incentive Plan as of March 31, 1999. See "Shares Eligible for Future Sale" and "Underwriting" for detailed information about the ability of our stockholders, option holders and warrant holders to sell their shares after this offering.

YOU WILL INCUR SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING

        The initial public offering price is expected to be substantially higher than the pro forma net book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate substantial dilution in the amount of $9.21. In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering. Please see "Dilution" for detailed information on this dilution.

                                USE OF PROCEEDS


        We estimate that the net proceeds to us from the sale of the 2,724,370 shares of common stock will be approximately $32,238,000, at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses. If the underwriter's over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $38,993,000.



        We intend to use the net proceeds from this offering for general corporate purposes, including approximately $4.0 million for the purchase of infrastructure equipment in connection with the upgrade of our computer and telephony technology, $2.0 million for an investment in a joint venture with autobytel.com, $600,000 for the repayment of secured promissory notes to a related party which bear interest at a rate of prime plus 2.0% (at March 31, 1999, the interest rate was 9.75%) and which will mature on December 31, 1999, and additional working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in other businesses, technologies or services that are complementary to our business. Except for certain arrangements with autobytel.com, we currently have not made any commitments or entered into any agreements with respect to any such transactions. Pending such uses, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. Newgen will not receive any proceeds from the sale of common stock by the selling stockholders.


                                DIVIDEND POLICY

        To date, we have not declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

        The following table sets forth the actual capitalization of Newgen as of March 31, 1999 and the capitalization as of that date on a pro forma, as adjusted basis to give effect to the conversion of each outstanding share of preferred stock into common stock upon the completion of this offering and the receipt by Newgen of the estimated net proceeds from the sale of 2,724,370 shares of common stock offered by Newgen at an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses.

        The information set forth in the table below should be read in conjunction with the consolidated financial statements of Newgen and the Notes thereto included elsewhere in this prospectus.

                                                                            MARCH 31, 1999
                                                                        ----------------------
                                                                                    PRO FORMA
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                            (IN THOUSANDS)
Short-term obligations, including current maturities of long-term
  obligations.........................................................  $   2,512   $   1,912
                                                                        ---------  -----------
                                                                        ---------  -----------
Long-term obligations, less current maturities........................        837         837
Redeemable Convertible Series A and B Preferred stock, $.001 par value, 3,460,137 shares authorized, 3,408,741 issued and
  outstanding, actual; no shares authorized, no shares issued and
  outstanding, pro forma and as adjusted..............................     16,415          --
Stockholders' equity (deficit):
  Preferred Stock, $.001 par value, 39,863 shares authorized, no shares issued and outstanding, actual; 2,000,000 shares
    authorized, no shares issued and outstanding, pro forma and as
    adjusted..........................................................         --          --
  Common Stock, $.001 par value, 15,000,000 shares authorized,
    3,829,995 shares issued and outstanding, actual; 28,000,000 shares authorized, 9,970,682 shares issued and outstanding pro forma, as
    adjusted..........................................................          4          10
  Additional paid-in capital..........................................      5,553      54,199
  Notes receivable from stockholders..................................        (56)        (56)
  Deferred compensation...............................................     (1,414)     (1,414)
  Retained deficit....................................................    (14,968)    (14,968)
                                                                        ---------  -----------
    Total stockholders' equity (deficit)..............................    (10,881)     37,771
                                                                        ---------  -----------
      Total capitalization............................................  $   6,371   $  38,608
                                                                        ---------  -----------
                                                                        ---------  -----------

------------------------

        The outstanding share information set forth in the table above excludes:

        - 1,086,370 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $3.76 per share;

        - 116,024 shares of common stock issuable upon exercise of outstanding warrants, at a weighted average exercise price of $1.06 per share; and

        - an aggregate 1,130,550 shares available for future grant under the 1998 Equity Incentive Plan, 1996 Equity Incentive Plan, Non-Employee Stock Option Plan and Employee Stock Purchase Plan.

                                    DILUTION

        The pro forma net tangible book value of Newgen as of March 31, 1999 was approximately $5,533,000 or $0.76 per share of common stock. The pro forma net tangible book value per share represents the amount of Newgen's total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming conversion of all outstanding shares of preferred stock into common stock. After giving effect to the receipt of the net proceeds from the sale of the 2,724,370 shares of common stock offered by Newgen (at an assumed initial public offering price of $13.00 per share, and after deducting the estimated underwriting discounts and commissions and offering expenses) the pro forma net tangible book value of Newgen as of March 31, 1999 would have been approximately $37,771,000 or $3.79 per share. This represents an immediate increase in pro forma net tangible book value of $3.03 per share to existing stockholders and an immediate dilution of $9.21 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

    Assumed initial public offering price per share..........................             $   13.00
      Pro forma net tangible book value per share before the offering........  $    0.76
      Increase per share attributable to new investors.......................       3.03
                                                                               ---------
    Pro forma net tangible book value per share after this offering..........                  3.79
                                                                                          ---------
    Dilution per share to new investors......................................             $    9.21
                                                                                          ---------
                                                                                          ---------

        The following table summarizes as of March 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased from Newgen, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering (before deducting the estimated underwriting discounts and commissions and offering expenses):

                                         SHARES PURCHASED      TOTAL CONSIDERATION(2)
                                      ----------------------  ------------------------   AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT       PER SHARE
                                      ---------  -----------  -----------  -----------  ---------------
    Existing stockholders(1)........  7,246,312        72.7%  $15,357,659        30.2%     $    2.12
    New investors(1)................  2,724,370        27.3    35,416,810        69.8          13.00
                                      ---------       -----   -----------       -----
      Total.........................  9,970,682       100.0%  $50,774,469       100.0%
                                      ---------       -----   -----------       -----
                                      ---------       -----   -----------       -----

        The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding as of March 31, 1999. As of March 31, 1999, there were options and warrants to purchase a total of 1,202,394 shares of common stock with a weighted average exercise price of $3.50 per share. To the extent these options or warrants are exercised or shares are granted, there will be further dilution to new investors. See "Management" and Notes 7 and 12 of Notes to Consolidated Financial Statements.

------------------------

(1) Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 6,238,106 or approximately 62.6% (approximately 59.2% if the underwriters' over-allotment option is exercised in full) and will increase the number of shares held by new investors to 3,725,000 or approximately 37.4% (4,283,750 shares or approximately 40.7% if the underwriters' over-allotment option is exercised in full) of the total number of shares of common stock outstanding after this offering. See "Principal and Selling Stockholders." Includes 7,576 shares issuable upon exercise of a warrant by a selling stockholder concurrently with the closing of this offering.


(2) Excludes approximately $3,700,000 of capital contributions related to losses funded by affiliates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                      SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, are derived from our consolidated financial statements that have been audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 1999 and the related consolidated statements of operations data for the three months ended March 31, 1998 and 1999 are derived from Newgen's unaudited consolidated financial statements which are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 are derived from our consolidated financial statements which were also audited by Arthur Andersen LLP and which are not included herein. The consolidated statements of operations data for the year ended December 31, 1994 and the consolidated balance sheet data at December 31, 1994 are derived from our unaudited consolidated financial statements not included herein. The unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for these periods.


                                                                                                               THREE MONTHS ENDED
                                                                      YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                       -----------------------------------------------------  --------------------
                                                         1994       1995       1996       1997       1998       1998       1999
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND SUPPLEMENTAL OPERATING DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
    Revenues:
      Database marketing services....................     $  729    $ 1,824    $ 9,771    $20,974    $31,513     $6,908    $10,572
      Consulting services............................      1,289      1,790      1,858      5,440      8,593      2,366      1,532
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total revenues...............................      2,018      3,614     11,629     26,414     40,106      9,274     12,104
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Cost of revenues:
      Cost of database marketing services............        582      1,673      6,796     14,232     21,157      4,673      6,216
      Cost of consulting services....................      1,144      1,798      1,699      4,233      6,695      1,902      1,340
      Installation costs.............................         97        656      1,656      1,932      1,411        422        364
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total cost of revenues.......................      1,823      4,127     10,151     20,397     29,263      6,997      7,920
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Gross profit (loss)..........................        195       (513)     1,478      6,017     10,843      2,277      4,184
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Operating costs:
      Selling, general and administrative expenses...        727      2,178      5,396      6,234      8,876      1,854      2,927
      Technology and product development.............         54        117        544        937      2,259        393        627
      Software rewrite cost..........................         --         --         --        617      2,842        694         --
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total operating costs........................        781      2,295      5,940      7,788     13,977      2,941      3,554
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Income (loss) from operations..................       (586)    (2,808)    (4,462)    (1,771)    (3,134)      (664)       630
      Interest income (expense), net.................        (10)        (3)      (229)      (418)       (69)         1       (106)
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Net income (loss)..............................     $ (596)  $ (2,811)  $ (4,691)  $ (2,189)  $ (3,203)    $ (663)    $  524
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Basic net income (loss) per share (1)............    $ (0.16) $   (0.75) $   (1.25)  $  (0.62)  $  (1.21)   $ (0.27)   $  0.04
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Diluted net income (loss) per share (1)..........    $ (0.16) $   (0.75) $   (1.25)  $  (0.62)  $  (1.21)   $ (0.27)   $  0.03
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Basic weighted average common shares outstanding
      (1)............................................      3,767      3,767      3,767      3,767      3,767      3,767      3,830
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Diluted weighted average common shares
      outstanding (1)................................      3,767      3,767      3,767      3,767      3,767      3,767      4,681
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Pro forma basic net income (loss) per share
      (1)............................................                                               $  (0.45)              $  0.07
                                                                                                   ---------             ---------
                                                                                                   ---------             ---------
    Pro forma diluted net income (loss) per share
      (1)............................................                                               $  (0.45)              $  0.06
                                                                                                   ---------             ---------
                                                                                                   ---------             ---------
    Pro forma basic weighted average common shares
      outstanding (1)................................                                                  7,176                 7,239
                                                                                                   ---------             ---------
                                                                                                   ---------             ---------
    Pro forma diluted weighted average common shares
      outstanding (1)................................                                                  7,176                 8,090
                                                                                                   ---------             ---------
                                                                                                   ---------             ---------
SUPPLEMENTAL OPERATING DATA (UNAUDITED):
    Number of dealerships............................         66        177        802      1,285      1,902      1,458      2,092
    Number of active names...........................               396,213  1,970,738  2,905,484  4,128,865  3,159,388  4,816,746

                                                                                               DECEMBER 31,
                                                                           -----------------------------------------------------
                                                                             1994       1995       1996       1997       1998
                                                                           ---------  ---------  ---------  ---------  ---------
                                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
    Cash and cash equivalents............................................  $      16  $      --  $     128  $   4,630  $     817
    Working capital......................................................         69        (15)       484      6,291      2,558
    Total assets.........................................................        450      1,190      5,492     12,302     12,772
    Long-term debt, less current maturities..............................         23         24      1,264        435        874
    Redeemable convertible preferred stock...............................         --         --      5,422     14,679     16,050
    Total stockholders' equity (deficit).................................       (296)      (477)    (4,494)    (6,815)   (11,133)


                                                                            MARCH 31,
                                                                               1999
                                                                           ------------

CONSOLIDATED BALANCE SHEET DATA:
    Cash and cash equivalents............................................   $    1,230
    Working capital......................................................        2,906
    Total assets.........................................................       14,186
    Long-term debt, less current maturities..............................          837
    Redeemable convertible preferred stock...............................       16,415
    Total stockholders' equity (deficit).................................      (10,882)

------------------------------
(1) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF NEWGEN AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. OUR DISCUSSION BELOW AND ELSEWHERE IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. NEWGEN'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

        Newgen provides customized, outsourced database management, direct marketing and related services for service departments of automobile dealerships and automobile manufacturers. We have expertise both in database marketing and customer retention services, as well as an in-depth knowledge of automobile service department operations.

        Newgen generates revenues from database marketing services and consulting services. Our revenues from database marketing services are derived primarily from our customer retention services, including the RESULTS Program. Database marketing services comprised 87% and 79% of our total revenues for the three months ended March 31, 1999 and for the year ended December 31, 1998, respectively. For the three months ended March 31, 1999 and for the year ended December 31, 1998, our revenues from consulting services were derived from consulting services provided to Ford Motor Company and its dealerships. Consulting services comprised 13% and 21% of our total revenues for the three months ended March 31, 1999 and for the year ended December 31, 1998, respectively. We have increased our customer base from approximately 177 dealerships at December 31, 1995 to 2,092 dealerships at March 31, 1999. Our revenues grew at a rate of 52% to $40.1 million in 1998 from $26.4 million in 1997.

        Revenues for the RESULTS Program are based on the number of active names in a dealership's database, typically a fixed number determined by the dealership. We generally invoice each of our customers on a monthly basis in advance. Revenues for our consulting services are based on a per diem rate for the services we provide. We are also reimbursed for travel expenses and associated costs we incur in providing consulting services, which are included as revenue. Dealerships are charged a monthly fee for these books, and dealerships receive up to two updates per year. We recognize all of our revenue in the month during which we perform the related database marketing or consulting services.

        During 1998 we launched two new customer retention services, Around the Wheel and Welcome Home. Around the Wheel is an extension of our RESULTS Program that was designed to increase Ford dealerships' brake and tire sales. Welcome Home is a personalized coupon mailer that was designed to recapture a dealership's lost customers. Revenues for Around the Wheel are reflected as an additional charge to our basic RESULTS Program. Revenues for our Welcome Home service are based upon the number of Welcome Home letters sent during a month. We began to introduce these services to our dealership base in the third quarter of 1998. In addition, in late 1998 we initiated customer pilots of our Reservations Program, which provides outsourced service department appointment scheduling and shop loading. We expect to price this service based on the number of reservations that are kept.

        We are investing significant resources in the development of other services that draw upon our expertise in the service department operations of automobile dealerships. For the three months ended March 31, 1999 and for the year ended December 31, 1998, our technology and product development expenses were $627,000 and $2.3 million, respectively. Most of our technology and product development expenses in 1998 were related to the development of new services.

        We provide our database marketing services to automobile dealerships under contracts that generally have an initial term of between six months and two years. Most of our customers, however, continue to use our services beyond the expiration of the initial term of our contracts. In order to maximize our customer retention, we have established a customer satisfaction department, improved our quality of operations and enhanced our commission structure to encourage our sales force to promote one and two year contracts. To emphasize our commitment to improving the quality of our operations, we have completed the certification process for ISO 9001, an international quality standard established by the International Standards Organization.

        Although each Ford dealership utilizing our database marketing services enters into a separate contract with us, collection of receivables from Ford dealerships is centralized through Ford's accounting department. As a result, we generally receive prompt payment of those invoices directly from Ford with a minimum amount of collection effort. Our current consulting engagement with Ford relating to implementation of the Around the Wheel Program is expected to be completed in August 1999. We currently do not have a commitment from Ford for a new consulting engagement beyond that approximate date. In 1998, all of our consulting revenues were attributable to Ford. A majority of our database marketing services are attributable to Ford dealerships. In 1998, sales of our RESULTS Program and other database marketing services to Ford dealerships represented 54% of our revenues, while consulting services provided to Ford represented 23% of our revenues.

        Our cost of revenues consist of our database marketing services costs, consulting costs and installation costs. Costs of database marketing services include the printing and mailing of letters, as well as the costs of the teleservice contacts of dealership customers. The costs of database marketing services also include all costs of managing and purifying the dealership databases, as well as the costs of our customer service and satisfaction departments. The costs of additional services, such as Welcome Home and Around the Wheel, include only the direct costs of those services because no additional costs associated with database management or customer service are incurred. Costs of consulting include the direct costs of our consulting personnel, as well as the cost of any independent consultants subcontracted by Newgen. Costs of consulting also include costs of travel and associated costs incurred by our Consulting Division. Installation costs include the direct costs of implementing our program at dealerships and the costs of the initial download, setup and purification of the dealership's customer database. These costs are expensed as incurred and represent a one-time charge for each new dealership we add to our customer base. As a result, these costs are expected to decrease as a percentage of total revenues as our database marketing services revenues increase. Installation costs are presented as a separate line item to illustrate our investment in implementing new dealerships. For the purposes of calculating the gross profit associated with database marketing services in Management's Discussion and Analysis of Financial Condition and Results of Operations, installation costs are added to cost of database marketing services.

        Operating expenses consist of the fixed costs of our business, such as selling, general and administrative expenses, technology and product development costs, and the cost of the software rewrite of our core data management and customer retention software system. We anticipate that our operating expenses will increase as we develop and introduce new services and increase our customer base. Historically, we have been able to leverage our operating expenses over a growing revenue base, and to the extent that our business continues to grow we expect that we will continue to do so. However, because we are generally unable to significantly reduce expenses in the short term to compensate for any unexpected revenue shortfall, any such shortfall would have an immediate adverse effect on our business, results of operations and financial condition. Selling costs include costs of our internal sales department, as well as commissions earned by sales representatives. General and administrative costs include our accounting, payroll and human resources functions. General and administrative costs also include other non-allocated costs, such as professional fees and general corporate services. Technology and product development costs include the cost of programming personnel who enhance our current services and develop new services. The cost of the software rewrite to our core database management system includes all costs associated with the implementation of our enterprise-wide software application by a third-party developer. The costs of the software rewrite were expensed as they were incurred in 1998. Because of new accounting standards, any costs incurred during 1999 may be capitalized and amortized over an appropriate useful life. We do not expect these costs to be material. Except for ongoing support that will be provided by our technology and product development department, we currently expect that there will be no further costs associated with the software rewrite subsequent to the completion of the project during the fourth quarter of 1999.

        We recorded deferred compensation charges of $901,000 related to certain stock option grants in 1997. With respect to certain stock option grants in July, October and December 1998, we recorded deferred compensation charges aggregating $749,000. During the three months ended March 31, 1999, we recorded deferred compensation charges of $112,000 relating to options granted during the quarter. These amounts are initially recorded as deferred compensation and amortized to cost of revenues and selling, general and administrative expenses over the vesting periods of the options, generally four to five years. We amortized $256,000 of the compensation charges in 1998 and $92,000 in the three months ended March 31, 1999. See Note 7 of Notes to Consolidated Financial Statements.

        As of December 31, 1998, we had net operating loss carryforwards for federal income purposes of approximately $6.5 million. These net operating loss carryforwards expire in various years beginning in 2009. The net deferred asset is fully reserved because of uncertainty regarding its realizability.

        We were incorporated in California in February 1994 and we reincorporated in Delaware in December 1998. Certain of our officers, directors and stockholders were officers, directors, stockholders and partners of Newgen Services, Inc. and Newgen Services, L.P. In the past, Newgen Services, Inc. provided services to Newgen Results Corporation and Newgen Services, L.P. Newgen Services, Inc. and Newgen Services, L.P. commenced operations in 1991 and from inception through December 31, 1993 these entities incurred losses of approximately $7.0 million. Our financial data includes the consulting operations of Newgen Services, Inc. from its inception until August 1996, at which time we assumed the consulting activities of Newgen Services, Inc. Revenues from Newgen Services, Inc. included in our results of operations for 1994, 1995 and 1996 were $1.3 million, $1.4 million, and $815,000, respectively. Net income (loss) from Newgen Services, Inc. included in our results of operations for 1994, 1995 and 1996 were $111,000, $(245,000) and $(14,000)
respectively. Prior to 1996, Newgen Services L.P. funded certain aspects of our operations, which have been reflected in our historical financial data.

RESULTS OF OPERATIONS

        The following table sets forth, as a percentage of total revenues, certain statement of operations data for the periods indicated.

                                                                   PERCENTAGE OF TOTAL REVENUES
                                                       -----------------------------------------------------
                                                                                         THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,           MARCH 31,
                                                       -------------------------------  --------------------
                                                         1996       1997       1998       1998       1999
                                                       ---------  ---------  ---------  ---------  ---------
                                                                                            (UNAUDITED)
Revenues:
  Database marketing services........................       84.0%      79.4%      78.6%      74.5%      87.3%
  Consulting services................................       16.0       20.6       21.4       25.5       12.7
                                                       ---------  ---------  ---------  ---------  ---------
    Total revenues...................................      100.0      100.0      100.0      100.0      100.0
                                                       ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  Cost of database marketing services................       58.4       53.9       52.8       50.4       51.3
  Cost of consulting services........................       14.6       16.0       16.7       20.5       11.1
  Installation costs.................................       14.2        7.3        3.5        4.6        3.0
                                                       ---------  ---------  ---------  ---------  ---------
    Total cost of revenues...........................       87.2       77.2       73.0       75.5       65.4
                                                       ---------  ---------  ---------  ---------  ---------
    Gross profit.....................................       12.8       22.8       27.0       24.5       34.6
                                                       ---------  ---------  ---------  ---------  ---------

Operating costs:
  Selling, general and administrative expenses.......       46.4       23.6       22.1       20.0       24.2
  Technology and product development.................        4.7        3.6        5.6        4.2        5.2
  Software rewrite cost..............................         --        2.3        7.1        7.5         --
                                                       ---------  ---------  ---------  ---------  ---------
    Total operating costs............................       51.1       29.5       34.8       31.7       29.4
                                                       ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations......................      (38.3)      (6.7)      (7.8)      (7.2)       5.2
  Interest income (expense), net.....................       (2.0)      (1.6)      (0.2)       0.0       (0.9)
                                                       ---------  ---------  ---------  ---------  ---------
  Net income (loss)..................................      (40.3)%      (8.3)%      (8.0)%      (7.2)%       4.3%
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999

        REVENUES. Total revenues increased by $2.8 million, or 31%, to $12.1 million in the three months ended March 31, 1999 from $9.3 million in the three months ended March 31, 1998. Revenues from database marketing services increased by $3.7 million, or 53%, to $10.6 million in the three months ended March 31, 1999 from $6.9 million in the three months ended March 31, 1998. The increase in database marketing services revenues was primarily due to a net increase of over 630 customers and, to a lesser extent, an increase in our active names per dealership customer. We increased our active names primarily as a result of a marketing campaign to encourage dealerships to activate more names. Revenues from consulting services decreased by $834,000, or 35%, to $1.5 million in the three months ended March 31, 1999 from $2.4 million in the three months ended March 31, 1998. The decrease in consulting services revenues was primarily due to the completion of the Quality Care Maintenance Program, and the winding down of the Around the Wheel Program.

        GROSS PROFIT. Gross profit increased by $1.9 million, or 84%, to $4.2 million in the three months ended March 31, 1999 from $2.3 million in the three months ended March 31, 1998. As a percentage of total revenues, gross profit increased to 34.6% in the three months ended March 31, 1999 from 24.5% in the three months ended March 31, 1998. Gross profit from database marketing services increased by $2.2 million, or 120%, to $4.0 million in the three months ended March 31, 1999 from $1.8 million in the three months ended March 31, 1998. This increase was primarily due to a decrease in labor costs associated with the production of our letters, lower communication costs for our teleservice solicitations, and to a lesser extent, reduced letter pricing from Anderson and the introduction of a more efficient telephony system. The leverage achieved by spreading our new customer installation costs over a larger revenue base also contributed to the increase in gross profit. Gross profit from consulting services decreased by $272,000, or 59%, to $192,000 in the three months ended March 31, 1999 from $464,000 in the three months ended March 31, 1998. This decrease was primarily due to reduced consulting revenue.

        SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by $1.1 million, or 58%, to $2.9 million in the three months ended March 31, 1999 from $1.9 million in the three months ended March 31, 1998. As a percentage of revenues, selling, general and administrative expenses increased to 24.2% in the three months ended March 31, 1999 from 20.0% in the three months ended March 31, 1998. These dollar and percentage increases were primarily due to increased sales commissions associated with increased installations, the hiring of additional sales personnel and increased cash compensation for certain personnel.

        TECHNOLOGY AND PRODUCT DEVELOPMENT. Technology and product development expenses increased by $235,000, or 60%, to $627,000 in the three months ended March 31, 1999 from $393,000 in the three months ended March 31, 1998. As a percentage of revenues, technology and product development expenses increased to 5.2% in the three months ended March 31, 1999 from 4.2% in the three months ended March 31, 1998. These dollar and percentage increases were primarily due to the hiring of additional technical personnel and related infrastructure in order to develop new services, and to a lesser extent, the enhancement of our existing services.

        SOFTWARE REWRITE. We did not incur software rewrite expenses in the quarter ended March 31, 1999. Software rewrite expenses were $694,000 in the quarter ended March 31, 1998.

        NET INTEREST INCOME (EXPENSE). Net interest expense was $106,000 in the three months ended March 31, 1999. Net interest income was $1,000 in the three months ended March 31, 1998. This increase in net interest expense was primarily due to increased borrowings under our line of credit, due to a temporary delay in collecting accounts receivable from Ford due to a change in Ford's accounting system in late 1998, as well as capital lease obligations related to the purchase of computing equipment.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1998

        REVENUES. Total revenues increased by $13.7 million, or 52%, to $40.1 million in 1998 from $26.4 million in 1997. Revenues from database marketing services increased by $10.5 million, or 50%, to $31.5 million in 1998 from $21.0 million in 1997. The increase in database marketing services revenues was primarily due to a net increase of over 610 customers. To a lesser extent, the increase was due to our improved operations, which allowed us to eliminate certain customer discounts and credits. Revenues from consulting services increased by $3.2 million, or 58%, to $8.6 million in 1998 from $5.4 million in 1997. The increase in consulting services revenues was primarily due to the continuation of the Around the Wheel Program for Ford throughout 1998.

        GROSS PROFIT. Gross profit increased by $4.8 million, or 80%, to $10.8 million in 1998 from $6.0 million in 1997. As a percentage of total revenues, gross profit increased to 27.0% in 1998 from 22.8% in 1997. Gross profit from database marketing services increased by $4.1 million, or 86%, to $8.9 million in 1998 from $4.8 million in 1997. This increase was primarily due to leverage obtained by spreading new customer installation costs over a larger revenue base and greater efficiency in operations. Gross profit from consulting services increased by $691,000, or 57% to $1.9 million in 1998 from $1.2 million in 1997. This increase was primarily due to our ability to fully utilize our consulting personnel as a result of the Around the Wheel Program throughout 1998.

        SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by $2.6 million, or 42%, to $8.9 million in 1998 from $6.2 million in 1997. The dollar increase was due primarily to the establishment of the marketing department and the addition of sales personnel and related infrastructure. To a lesser extent, the increase resulted from the write-off in December 1998 of $600,000 in deferred expenses relating to our previously delayed initial public offering and increased deferred compensation charges related to stock options granted in 1997 and 1998. As a percentage of revenues, selling, general and administrative expenses decreased to 22.1% in 1998 from 23.6% in 1997. This decrease was due primarily to our ability to leverage our existing infrastructure across a larger revenue base.

        TECHNOLOGY AND PRODUCT DEVELOPMENT. Technology and product development expenses increased by $1.3 million, or 141%, to $2.3 million in 1998 from $937,000 in 1997. As a percentage of revenues, technology and product development expenses increased to 5.6% in 1998 from 3.6% in 1997. The dollar increase and the percentage increase were primarily due to the development of new services and the addition of technical personnel and related infrastructure in preparation for the completion of the software rewrite.

        SOFTWARE REWRITE. Software rewrite expenses increased by $2.2 million to $2.8 million in 1998 from $617,000 in 1997. This increase was due to the continued rewrite of our core database management and customer retention software system. The software rewrite commenced late in the second quarter of 1997.

        NET INTEREST INCOME (EXPENSE). Net interest expense decreased to $69,000 in 1998 from $419,000 in 1997. This decrease was primarily due to decreases in the amount of our indebtedness and increases in interest income related to higher cash balances resulting from our Series B Preferred Stock financing.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1997

        REVENUES. Total revenues increased by $14.8 million, or 127%, to $26.4 million in 1997 from $11.6 million in 1996. Revenues from database marketing services increased by $11.2 million, or 115%, to $21.0 million in 1997 from $9.8 million in 1996. The increase in database marketing services revenues was primarily due to a net increase of approximately 480 customers, due in large part to the addition of dealerships under the Quality Care Maintenance Program. To a lesser extent, the increase was due to our elimination of certain discounts and credits resulting from improved operations. Revenues from consulting services increased by $3.6 million, or 193%, to $5.4 million in 1997 from $1.9 million in 1996. The increase in consulting services revenues was primarily due to the implementation of the Quality Care Maintenance Program that began in July 1997.

        GROSS PROFIT. Gross profit increased by $4.5 million, or 307%, to $6.0 million in 1997 from $1.5 million in 1996. As a percentage of total revenues, gross profit increased to 22.8% in 1997 from 12.7% in 1996. Gross profit from database marketing services increased by $3.5 million, or 265%, to $4.8 million in 1997 from $1.3 million in 1996. This increase was primarily due to the implementation of certain technologies to reduce labor costs and the leverage obtained by spreading our new customer installation costs over a larger revenue base, offset in part by the establishment of our customer satisfaction department. Gross profit from consulting services increased by $1.0 million, or 659%, to $1.2 million in 1997 from $159,000 in 1996. This increase was primarily due to our ability to fully utilize our consulting personnel as a result of the Quality Care Maintenance Program in the latter part of 1997.

        SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by $838,000, or 16%, to $6.2 million in 1997 from $5.4 million in 1996. This dollar increase was primarily due to the addition of sales personnel, increased rent expense related to our move to larger premises, the addition of a human resources department, and additional administrative infrastructure. As a percentage of revenues, selling, general and administrative expenses decreased to 23.6% in 1997 from 46.4% in 1996. This decrease was primarily due to our ability to leverage its existing infrastructure across a larger revenue base.

        TECHNOLOGY AND PRODUCT DEVELOPMENT. Technology and product development expenses increased by $393,000, or 72%, to $937,000 in 1997 from $544,000 in
1996. As a percentage of revenues, technology and product development expenses decreased to 3.6% in 1997 from 4.7% in 1996. The dollar increase was primarily due to adding technical personnel and related infrastructure in preparation for the software rewrite, and secondarily due to the enhancement of our existing services.

        SOFTWARE REWRITE. Software rewrite expenses were $617,000 in the year ended December 31, 1997. We did not incur software rewrite expenses in the year ended December 31, 1996. We commenced the rewrite of our core database management and customer retention software system late in the second quarter of 1997.

        NET INTEREST INCOME (EXPENSE). Net interest expense increased to $419,000 in 1997 from $229,000 in 1996. This increase was primarily due to increased borrowings under our line of credit and capital lease obligations related to the purchase of computing equipment.

SELECTED QUARTERLY RESULTS OF OPERATIONS

        The following table sets forth certain unaudited statement of operations data for each of our last nine quarters ended March 31, 1999, as well as such data expressed as a percentage of our total revenues for the periods indicated. This data has been derived from Newgen's unaudited financial statements that, in management's opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with Newgen's audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus.

                                                                               QUARTER ENDED
                                          ---------------------------------------------------------------------------------------
                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                            1997       1997       1997        1997       1998       1998       1998        1998
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                         (UNAUDITED, IN THOUSANDS)
Database marketing services revenues....   $4,349     $4,946     $5,562      $6,117     $6,908    $  7,562    $8,124     $  8,919
Consulting revenues.....................      613        717      1,266       2,844      2,366       2,539     1,710        1,978
                                          --------   --------   ---------   --------   --------   --------   ---------   --------
  Total revenues........................    4,962      5,663      6,828       8,961      9,274      10,101     9,834       10,897
Gross profit............................    1,045      1,191      1,613       2,168      2,277       2,651     2,663        3,252
Selling, general and administrative
  expenses..............................    1,363      1,411      1,559       1,901      1,854       1,893     2,045        3,085
Net income (loss).......................   $ (531)    $ (599)    $ (688)     $ (371)    $ (663)   $   (647)   $ (664)    $ (1,229)

                                                                       PERCENTAGE OF TOTAL REVENUES
                                          ---------------------------------------------------------------------------------------
Gross profit............................     21.1%      21.0%      23.6%       24.2%      24.6%       26.2%     27.1%        29.8%
Selling, general and administrative
  expenses..............................     27.5       24.9       22.8        21.2       20.0        18.7      20.8         28.3
Net income (loss).......................    (10.7)     (10.6)     (10.1)       (4.1)      (7.2)       (6.4)     (6.8)       (11.3)


                                          MAR. 31,
                                            1999
                                          ---------

Database marketing services revenues....   $ 10,572
Consulting revenues.....................      1,532
                                          ---------
  Total revenues........................     12,104
Gross profit............................      4,184
Selling, general and administrative
  expenses..............................      2,927
Net income (loss).......................   $    524

Gross profit............................       34.6%
Selling, general and administrative
  expenses..............................       24.2
Net income (loss).......................        4.3

        In the past we have experienced fluctuations in quarterly and annual revenues, gross margins and operating results. We expect to continue to experience such fluctuations in the future. Historically, these fluctuations have been due primarily to fluctuations in consulting revenues, which consist of a small number of significant contracts. For example, during the fourth quarter of 1997, total revenues increased by $2.1 million, to $9.0 million, due to an increase in consulting revenues. Consulting revenues as a percentage of total revenues during the nine quarterly periods ended March 31, 1999 fluctuated from 12% to 32%. Selling, general and administrative expenses fluctuated in the third and fourth quarters of 1998 due to the write-off in December 1998 of deferred expenses related to our previously delayed initial public offering and increased deferred compensation charges related to stock options granted in 1997 and 1998.

        Our quarterly results of operations have varied in the past, and you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Fluctuations in our results of operations may be caused by various factors, many of which are beyond our control as outlined in "Risk Factors."

        In addition, our various services have different gross margins and, as a result, our revenue mix may affect our total gross margin. Our revenue and operating results depend on a variety of factors, many of which are beyond our control. As a result, there is no certainty that we will realize revenue growth or profitability in the future. In addition, our annual or quarterly operating results may not meet the expectation of securities analysts and investors. If this happens, the trading price of our common stock could significantly decline.

LIQUIDITY AND CAPITAL RESOURCES

        Since 1996, we have financed our operations through borrowings under our credit facility with Silicon Valley Bank and borrowings from the following affiliates and parties related to affiliates: Abraham Simkin, Murray Simkin, Gary Simkin, Bernard Simkin, Samuel Simkin and the Simkin Children Irrevocable Trust. We have also financed our operations from the sale of preferred stock and lease financing of capital expenditures. Sales of preferred stock have generated an aggregate of $14.5 million, net of issuance costs. Cash provided by financing activities was $6.9 million in 1996, $7.7 million in 1997, $58,000 in 1998 and $740,000 in the three months ended March 31, 1999.

        Cash used in operating activities was $5.5 million in 1996, $2.7 million in 1997, $2.4 million in 1998. In each period, cash used in operating activities was primarily related to losses from operations and increases in accounts receivable. Cash provided by operating activities was $287,000 in the first quarter of 1999.

        Cash used in investing activities was $1.3 million in 1996, $501,000 in 1997, $1.5 million in 1998 and $614,000 in the three months ended March 31, 1999. In each period, cash used in investing activities was primarily related to purchases of property and equipment in connection with the expansion of the business. We have financed our acquisitions of property and equipment primarily through operating and capital leases. See Note 10 of Notes to Consolidated Financial Statements.


        Our credit facility with Silicon Valley Bank provides for borrowings of up to the lesser of $4.5 million and 80% of qualified accounts receivables, including a $1,000,000 sublimit for securing letters of credit. Borrowings under this credit facility bear interest at the bank's prime rate plus 1.00% (8.75% at March 31, 1999). This interest rate will be reduced to the bank's prime rate plus 0.5% if we have two consecutive fiscal quarters without a loss. The credit facility is scheduled to expire in May 1999. Substantially all of our assets are pledged as security under the Silicon Valley Bank credit facility and for borrowings from related parties. As of March 31, 1999, we had a letter of credit for $339,000 under the Silicon Valley Bank credit facility. The credit facility contains certain covenants and restrictions, including a limitation on indebtedness requiring Newgen, as of the last day of each month, to maintain a ratio of quick assets to current liabilities of at least 1.75 to 1.0. In December 1998, we were not in compliance with the limitation on indebtedness covenant; however, we have since come into compliance and Silicon Valley Bank has waived our earlier non-compliance. We also have two lease lines of credit of $2.0 million each for equipment acquisitions. One of these lines of credit expires in July 1999. Currently $760,000 is available under that line of credit. The second line of credit expires in December 1999 and currently $730,000 is available under that line of credit.


        As of March 31, 1999 we had approximately $1.2 million of cash and cash equivalents and our outstanding receivables were particularly high due to a temporary delay in our receipt of certain cash payments from Ford. We expect to finance our short term obligations through lease financing, reduction of receivables and use of cash on hand. We may also utilize our credit facility with Silicon Valley Bank, if extended, to meet our short term needs. We believe that our existing capital resources together with cash generated from operations and amounts available under our line of credit will be sufficient to meet our capital requirements for at least the next twelve months. Additionally, the proceeds from this offering will provide additional liquidity to Newgen. Beyond the next twelve months, we have no committed source of long-term liquidity other than working capital. See "Risk Factors -- We May Be Unable to Raise Capital in the Future."

        We may use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our business. We currently have not made any commitments or entered into any agreements with respect to any such transactions. In addition, future acquisitions may require us to issue dilutive equity securities, incur substantial debt, or assume contingent liabilities.

YEAR 2000 COMPLIANCE

        The use of computer systems and software products that rely on two-digit date programs to perform computations and decision-making functions may cause computer systems to malfunction in the Year 2000 and lead to significant business delays and disruptions. We use a significant number of computer software programs and operating systems in our operations and we are therefore particularly sensitive to the problems which may be caused by the Year 2000 problem. We anticipate that a significant element of our exposure to malfunction created by noncompliance is in our information technology systems. These systems include our data retrieval, purification, distribution, financial, administrative and communication operations.

        We have commissioned a substantial rewrite of our enterprise-wide database management software. To date, we have spent $3.5 million for such rewrite. The rewritten enterprise-wide database management software is designed to be Year 2000 compliant. We expect the software rewrite to be completed in the fourth quarter of 1999. Because we expect to implement our rewritten enterprise-wide database management software prior to the end of 1999, we have not undertaken a comprehensive review of our existing enterprise-wide database management software to date. We have developed a program to determine our exposure to other potential Year 2000 problems and to develop plans to reduce or eliminate our exposure. We expect that all phases of this program will be successfully completed by the end of 1999. In the first phase of this program, we are making a detailed assessment of our computer systems, other than the enterprise-wide database management software, to identify those systems which have Year 2000 problems. We are currently developing plans to correct systems critical to our business. Critical systems will then be replaced or modified according to plan to eliminate the Year 2000 problems which were discovered. Finally, in the later part of 1999, we will conduct a test of our internal systems to insure that they are ready for the year 2000.


        We have not spent a material amount to date in addressing Year 2000 problems. The funds used to address the Year 2000 problem to date have come from our working capital. Additionally, we do not expect to spend material amounts during 1999 to complete our assessment of our Year 2000 readiness. Unanticipated costs associated with any Year 2000 compliance may exceed our present expectations and harm our business. We are also assessing the Year 2000 readiness of our customers and suppliers. Any failure of third party networks, systems or services upon which our business depends could have a material adverse impact on our business. We also rely on other systems and services that third parties provide to our customers. As a result, the success of our plan to address Year 2000 issues depends in part on parallel efforts being undertaken by other third parties. We have begun to identify and initiate communications with third parties whose networks, systems or services are critical to our business to determine the status of their Year 2000 compliance. To date, we have contacted and received responses from approximately two-thirds of our third party suppliers concerning their Year 2000 compliance. We cannot assure you that all such parties have provided, or in the future will provide, accurate and complete information, or that all their networks, systems or services will achieve full Year 2000 compliance in a timely fashion. The most reasonably likely worst-case scenario for us resulting from Year 2000 issues is that third-party noncompliance would disrupt, reduce or eliminate for a period of time our ability to service existing customers or to solicit new customers. If such occurrences are frequent or long in duration, they could harm our business.

        Once we complete the first phase of our Year 2000 program, and are aware of the nature of our potential exposure to Year 2000 related issues, we will develop a contingency plan describing how we will handle Year 2000 problems which would occur if our preparatory efforts are not successful. Despite our Year 2000 program or other efforts, we cannot assure you that all problems have been or will be foreseen and corrected or that no material disruption of our business will occur. For instance, in the event that the software rewrite of our enterprise-wide database management software is not completed on time or the software does not perform according to design, it could result in significant Year 2000 non-compliance issues for our operations, some of which may be unforeseen at this time. Potential systems interruptions and expenditures of significant financial or management resources to solve any Year 2000 issues may have a material adverse effect on our business, financial condition and results of operations. Furthermore, the failure of our customers and suppliers to achieve Year 2000 compliance could result in a reallocation of our financial resources to deal with the issue and reduce customers' ability to utilize services, which could have a material adverse effect on our business, financial condition and results of operation.

RECENTLY ISSUED ACCOUNTING STANDARDS

        In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE (SOP 98-1). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The impact of the adoption of this SOP is highly dependent upon the nature, timing and extent of future internal use software development.

        In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES. This Statement of Position provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect adoption of this SOP to have a material adverse impact on the financial statements.

                                    BUSINESS

OVERVIEW


        Newgen provides customized, outsourced database management, direct marketing and related services for automobile dealerships' service departments and automobile manufacturers. We believe that the combination of our breadth of services and our technological innovations make us among the leaders in the industry. We combine our expertise in database marketing and customer retention services, our focus on customer service and our in-depth knowledge of automobile service department operations to provide highly targeted and customized solutions. Our RESULTS Program employs efficient and cost-effective technology to enable dealerships to increase their number of service department customers as well as revenues per customer. In addition, we believe our services improve the operations and processes of a dealership's service department thereby differentiating the dealership from its competition and creating enhanced customer satisfaction and loyalty. We have grown our customer base from 177 dealerships at December 31, 1995 to 2,092 dealerships at March 31, 1999, notwithstanding competition from a number of competitors, including two companies with significantly greater resources.


INDUSTRY BACKGROUND

        Increasing competition has driven businesses to enhance their market position by strengthening relationships with existing customers and targeting new markets and customers. While technological advances, such as the Internet, are making information more accessible and less expensive, the marketing costs to reach and retain customers is increasing. As a result, businesses are trying to use their marketing resources more efficiently and effectively to drive customer retention and loyalty through the use of specialized information products and data management services. Many businesses, however, lack the technology infrastructure or expertise to implement these new marketing methods. Businesses are increasingly electing to outsource key processes to service providers that are able to apply advanced database systems to capture, process and store customer and market information, and use this experience to provide targeted and effective services.

        The automobile industry is relatively mature. According to the National Automobile Dealers Association (NADA), annual growth in the number of automobiles sold by dealerships has not grown significantly between 1987 and 1997. A number of industry and market trends, however, are affecting the future structure of the industry. Over the next five years, the number of automobile dealerships in the United States is expected to decrease, reflecting the consolidation of the industry into fewer and larger dealerships. In addition, margins on sales of new vehicles are decreasing because of the emergence of megadealers and Internet-based comparison shopping. According to the NADA, the average dealership realized pre-tax income margins of only 1.4% in 1997. We believe that the emergence of megadealers resulting from the industry's consolidation, together with emerging sales and marketing channels such as the Internet, will lead to greater professionalization of management at dealerships, and correspondingly, more sophisticated approaches to increase dealership revenues and margins.

        Automobile dealerships historically have focused on sales of automobiles, viewing customer retention for service-related revenue as being secondary. Customer dissatisfaction with dealership service combined with increased competition from other service outlets, such as Sears Auto Center or Jiffy Lube, has caused consumers to avoid returning to dealerships for vehicle service or maintenance. Based on our experience, we believe that dealerships perform approximately 15% of scheduled maintenance on the automobiles they sell. Moreover, those that do return for service historically do not always receive satisfactory customer service. Dealerships provide only a small portion of service on all automobiles in the United States. For example, we believe that U.S. consumers spend approximately $250 billion to service and repair their vehicles, but according to the NADA, in 1997 dealerships provided only $63 billion, or approximately 25%, of those services. Not only are dealerships performing a small portion of all service on automobiles, but their revenue from warranty-related service is declining. The reduction in revenues from warranty-related service is due to increased scrutiny of warranty claims and higher quality manufacturing of automobiles. As a result, dealerships are being forced to rely more on customer pay labor and parts sales in order to replace lost warranty-related service revenues.

        Dealerships are realizing that their parts and service departments represent an opportunity for increased revenues and profits. More importantly, despite declining market share of service related spending by consumers at dealerships, the percentage of dealership profits generated from the service and parts department has increased from approximately 16% in 1985 to approximately 59% in 1997. Based on these trends, we believe that dealerships will increase the portion of their marketing budgets dedicated to automobile service department customer retention and loyalty programs.

    PERCENTAGE OF DEALERSHIPS' PROFITS GENERATED FROM THE SERVICE AND PARTS
                                   DEPARTMENT

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                     1985
Service and Parts        16%
Sales and Other          84%
                        1997
Service and Parts        59%
Sales and Other          41%
Source: NADA

        Typically, automobile dealerships use general mass media advertisements, bulk mail coupons or generic reminder notices to promote their services. However, the effectiveness of these solicitation techniques is limited for several reasons. First, because these forms of marketing often involve untargeted mailings, many solicitations are sent to individuals who no longer own their vehicle. In addition, these general marketing solicitations lack the impact associated with a more focused marketing program. Furthermore, these solicitation techniques have limited data gathering and storing capabilities and do not allow dealerships to receive customer feedback. Because of the deficiencies of these traditional marketing methods, such methods also tend to be expensive when compared to the amount of revenue they generate for dealerships. Some manufacturers have attempted to support their dealerships through manufacturer sponsored marketing. However, manufacturers do not have specific information about dealership customers nor do they track maintenance activity at the dealerships. Consequently, manufacturers are unable to develop effective nationwide programs to encourage customers to return to dealerships for service.

        The proper implementation of a targeted marketing campaign promoting automobile service is highly complex. Maintenance schedules vary immensely from vehicle to vehicle. At a typical Ford dealership, for example, there may be as many as 2,500 different maintenance schedule combinations based on a vehicle's model, year, engine and other characteristics. Matching the correct maintenance schedule to each vehicle, while taking into account other factors such as the owner's driving habits, service history of the car, seasonal and regional variations, and any special maintenance programs offered by the dealership, requires complex algorithms and advanced data management systems. Adding to this complexity, dealerships need to manage and update their databases of service customers in order to eliminate customers who should not be solicited and to focus on customers who are most likely to return for service. Ensuring that the right maintenance reminder gets to the right person at the right time requires sophisticated database marketing techniques and the use of a system that continuously updates customer data and monitors the results of the marketing campaign.

        While advances in technology and information processing now permit dealerships to engage in highly targeted marketing initiatives, these initiatives are generally dependent upon complex and costly data management processes. For example, dealerships require sophisticated systems that enable the purification of databases that contain old or inaccurate data to effectively market to customers. Dealerships are increasingly focusing on their core competencies of selling and servicing automobiles and outsourcing to experts the development and implementation of complex processes that support and enhance their business objectives. Thus, automobile dealerships need outsourced services that employ efficient and cost-effective technology to increase the number of service department customers per dealership and dealership revenues per customer. These services will also improve the operations and processes of the dealership thereby differentiating the dealership from its competition and creating increased customer satisfaction and loyalty.

THE NEWGEN SOLUTION

        Newgen provides customized, outsourced database management, direct marketing and related services for automobile dealerships' service departments and automobile manufacturers. Our expertise in both database marketing and customer retention services, as well as our in-depth knowledge of automobile service department operations enables us to provide comprehensive and highly targeted marketing solutions. Our RESULTS Program promotes automobile service business from a dealership's customer base by using direct marketing campaigns involving direct mail and outbound teleservice follow-up. We implement our RESULTS Program for automobile dealerships using a dealership's own customer and transaction data that we process and purify to ensure the data is current and relevant. After downloading a dealership's database into our system, we combine the data with maintenance schedule databases and our proprietary databases and algorithms to develop customized solicitations targeting service visits. Our system tracks every dealership customer in order to update the database appropriately throughout the solicitation process and to provide feedback to the dealership. Our services are designed to:

        - attract more service customers to dealerships from the dealerships' customer base;

        - increase dealership revenues per customer;

        - promote customer loyalty;

        - increase customer satisfaction;

        - differentiate the dealership from its competition through improved operations and processes; and

        - provide dealership customers with the benefits of a safer vehicle with increased resale value.

        Our studies indicate that over the course of a year customers we solicit for a dealership will visit that dealership more than three times as often, and spend more than two and one-half times as much, compared to customers with similar demographic characteristics not solicited by us.

        Our RESULTS Program significantly reduces untargeted solicitations and unnecessary expenses. This, in turn, increases a dealership's return on investment compared with untargeted customer retention programs. As a result, we estimate that approximately 25% to 30% of dealership customers solicited by us return to the dealership for vehicle service. This compares very favorably with response rates for direct mail marketing campaigns, which typically range between 1% and 3%. Through our teleservice department, we are able to forward dealership customer concerns to the dealership before those customers defect. Dealerships can address these concerns and significantly increase the satisfaction of their customers. In addition, we provide dealerships with comprehensive monthly management reports that track response rates and spending habits of solicited customers. Dealerships can therefore measure the quantifiable financial and customer retention benefits attributable to our services. We have an extensive customer support infrastructure to provide assistance to dealership management in understanding the benefits of our services. We also advise dealerships on methods of customized solicitation, such as promotions, coupons and special targeted programs, and work closely with our customers to accommodate their individual requests and needs. In providing all of these services, we regularly visit most of our customers at their facility.

        We have recently introduced a number of new services that utilize our expertise in automobile service department operations and complement the RESULTS Program. Our Reservations Program provides dealerships with a solution for the challenges of scheduling service appointments with dealership customers and, subsequently, loading the service department for maximum efficiency. Our Welcome Home service is designed to recapture dealership customers who may have defected to other service outlets. Such services, among others in development, leverage our database marketing and customer retention skills to provide a range of outsourced services to dealerships.

        We maintain a close working and strategic relationship with Ford. We strongly believe that our work with Ford supports our own marketing and product development efforts as well as our credibility with dealerships. Ford also has acted as a key reference account in our effort to develop relationships with other manufacturers. The key elements of our relationship with Ford include:

        - marketing programs developed jointly by us and Ford for deployment to Ford dealerships nationwide;

        - private labeling by Ford of our database marketing services as the Quality Care Maintenance Reminder System; and

        - a consulting engagement which puts us in contact with Ford dealerships.

        Our Consulting Division leverages its expertise in automobile service department operations to develop and implement new techniques and programs that enable dealerships to grow their business, streamline inefficient processes and more effectively market their services. To date, our consulting services have been provided primarily to Ford dealerships, although they are applicable to dealerships of any make of vehicle. We believe that our consulting services enhance our overall understanding of dealership needs and processes, and also reinforce our business relationship with such dealerships. In addition, the Consulting Division is a key generator of new service ideas that can be deployed throughout our dealership base. For example, we recently introduced the Around the Wheel Program and the Pricing Center, both of which were developed by our Consulting Division and are now being implemented throughout our Ford dealership base.

GROWTH STRATEGY

        Newgen's objective is to be the leading provider of customized, outsourced database management, direct marketing and related services for automobile dealerships and manufacturers. Using our sophisticated database management capabilities, personalized customer service and in-depth knowledge of automobile service department operations, we have quickly and effectively penetrated the automobile dealership and manufacturer industry. Our growth strategy consists of the following key elements:

        PROVIDE SERVICES TO MORE AUTOMOBILE DEALERSHIPS. We have experienced significant growth in the number of dealerships we service. Our customer base has grown from 177 dealerships at December 31, 1995 to 2,092 dealerships at March 31, 1999. Our strategy to increase our share of the automobile dealership market consists of the following elements:

        - increasing the size of our direct field sales force;

        - more actively marketing our services to dealerships;

        - continuing to expand our field force of customer satisfaction representatives to service our dealership base;

        - seeking to establish additional manufacturer relationships using the Ford relationship as a model; and

        - lengthening the term of our dealership contracts.

        INCREASE THE NUMBER OF ACTIVE NAMES PER AUTOMOBILE DEALERSHIP. Our revenues for the RESULTS Program are based on a monthly fee per active name in our database. As a result, dealerships generally control the number of active names in our database in order to control their expenses. Currently, we solicit approximately two-thirds of our purified database. We seek to increase the number of active names per dealership by demonstrating a tangible return on investment to the dealership resulting from our programs. As we further demonstrate the economic value of our services to our customer base, we believe dealerships are likely to increase the number of active names that we solicit. We are focused on developing tools and sales techniques designed to emphasize the tangible financial benefits of our services. We recently engaged in a marketing campaign to encourage dealerships to activate more dealership customer names from their customer base, resulting in an increase of approximately 135,000 active names to date.

        OFFER A BROAD RANGE OF CUSTOMIZED DIRECT MARKETING SERVICES TO AUTOMOBILE DEALERSHIPS. We intend to cross-sell new services to satisfied dealerships, as well as to sell broader lines of services to new customers. Our Consulting Division serves as a key generator of new service ideas that can be developed throughout our dealership base. For example, we recently introduced three new targeted direct marketing programs:

        - Reservations--designed to improve the efficiency of service department appointment scheduling and shop loading;

        - Welcome Home--designed to recapture dealership customers who have previously defected; and

        - Around the Wheel--designed to increase the sale of brakes and tires at Ford dealerships.

        In addition, we are currently developing several other innovative services and programs. For example, we are currently developing an after visit follow-up program involving teleservice calls to ascertain the level of satisfaction from a customer's service experience following vehicle service and a data delivery, query and fulfillment system over the Internet for our customers.

        LEVERAGE DATA MANAGEMENT CAPABILITIES. We intend to use our expertise and resources in data management to provide data extraction and data warehousing services. Our database contains comprehensive and detailed information regarding virtually every repair order processed by a dealership since implementation of the RESULTS Program. Because we are able to extract repair order information from dealerships on a daily basis, we can provide statistical data to manufacturers and dealerships in a variety of different formats. We can also mine our data to search for trends that could be useful to manufacturers and dealerships. We currently are working with Ford and Toyota Motor Sales to provide such services. We believe that the benefits of such data management services to manufacturers and dealerships include:

        - creating manageable information regarding customer and vehicle service patterns;

        - providing information that supports customer promotions and recall programs; and

        - establishing the foundation for future direct marketing services.

        UTILIZE THE INTERNET AS A DELIVERY PLATFORM FOR OUR SERVICES. We believe that the Internet may provide a compelling platform to deliver our database management and direct marketing services for automobile dealerships and manufacturers. We have begun to develop a number of online services that complement and extend the capabilities of our current services. We believe that e-mail may serve as an effective mechanism for delivering service reminder notices. We are attempting to collect e-mail addresses through our dealership customer contacts and develop the technology necessary to deliver our RESULTS Program using e-mail. In addition, we intend to promote our maintenance schedule database and our RESULTS Program on a private label basis to specialized Web portals and other providers of Internet services that may work with dealerships or manufacturers. We recently introduced our Reservations Program which, in the future, we intend to make accessible over the Internet such that dealership customers will be able to schedule service appointments online. We are currently developing ROAD, a service that is designed to allow dealerships to access, manipulate and query our database and receive our management reports over the Internet. We intend to continue to actively develop services that leverage the Internet's advantages as an information and content delivery platform.

        In addition, we may seek to expand our operations and use our technology and process expertise by investing in or acquiring businesses or technologies complementary to our existing operations. We cannot assure you that any future acquisitions will be completed or that, if completed, any such acquisitions will be effectively integrated with our operations. For a discussion of risks associated with future acquisitions, see "Risk Factors -- We May Engage in Future Acquisitions that Dilute our Stockholders, Cause Us to Incur Debt and Assume Contingent Liabilities."

SERVICES

        Newgen's services include (1) the RESULTS Program, (2) consulting services, (3) other recently introduced services, and (4) services in development. All of our services utilize our expertise in both database marketing and customer retention services, as well as our knowledge of automobile service department operations.

    RESULTS PROGRAM

        The RESULTS Program promotes automobile service business from a dealership's own customer base by using direct marketing campaigns involving direct mailing and outbound teleservice follow-up. We implement our RESULTS Program on behalf of dealerships using dealership customer and transaction data that we process and purify to ensure that the data is current and relevant. We enhance the dealership's database by combining it with maintenance schedule databases and our own proprietary databases and algorithms to develop customized solicitations targeting service visits. Our closed-loop customer retention system tracks the status of each dealership customer to enable targeted and personalized interaction and follow-up with the customer at every phase of the solicitation process. We monitor results daily and provide dealerships with comprehensive monthly management reports that track maintenance, response rates and spending habits of solicited customers.

        DATABASE UPDATING, MAINTENANCE AND INTEGRATION. Our RESULTS Program is based on sophisticated data management. The first phase of the RESULTS Program is a download of a dealership's database of customer transaction data onto our database management system. This initial data download is comprehensive, but often inaccurate. To ensure our database is current, we also download customer transaction data each time a dealership customer comes into the dealership. We use this data to update the information and history relating to a particular customer or vehicle. This data is compiled to develop a maintenance schedule for each vehicle in the database. In order to maximize response rates, we purify each dealership's initial database by eliminating:

        - dealership employees;

        - fleet customers performing their own maintenance;

        - dealership trades;

        - database records with incomplete names, addresses, or missing or incomplete vehicle identification numbers; and

        - other vehicles that are inappropriate for dealership servicing (such as a Dodge purchased at a Toyota dealership).

        CUSTOM DATA MANAGEMENT. We use the purified, enhanced database and our industry knowledge and expertise to design and execute a customized direct marketing campaign for the dealership. After the data is analyzed, it is then overlaid on other relevant databases such as maintenance schedules or zip code exclusion tables. We consult with dealerships on a customized program that takes into account maintenance schedules, geography, demographics and the dealership's service operations. Once our database includes all of the necessary data, we are able to execute the RESULTS Program and begin to provide direct marketing services.

        TARGETED DIRECT MAIL SOLICITATION. We send to each dealership customer a personalized letter on that dealership's letterhead. The personalized letter is tailored to each customer's car make, mileage and maintenance schedule, indicating that the vehicle is due for service. The letter also describes the suggested service required, as well as dealership contact information and hours of operation. We can then monitor the response rate of our direct mail solicitations through regular transaction downloads from dealerships, as well as use the most current information to update and enhance our database for each dealership. We are attempting to develop technology to enable us to e-mail reminder notices and our goal is to add this capability to our RESULTS Program in the future.

        TELESERVICE FOLLOW-UP. If the regular transaction downloads show that the vehicle owner did not visit the dealership within a specified time after the personalized letter is sent, a telephone solicitation from Newgen is made on behalf of the dealership, encouraging the dealership customer to bring the vehicle to the dealership for service. Ideally, the Newgen teleservice representative speaks directly to the dealership customer and is able to:

        - confirm the vehicle's mileage;

        - explain the type of service that is due;

        - set an appointment for service of the vehicle; and

        - obtain customer feedback for dealerships.

        If an answering machine is reached, a message is left for the dealership customer. Our research indicates that the response rate from solicitations by telephone messages is approximately the same as solicitations by direct telephone contact. If an appointment is scheduled, the dealership customer's name returns to the database for future solicitation. If the dealership customer is no longer appropriate for solicitation (for example, because the customer sold the vehicle or moved away), the name is made inactive in the database and no longer solicited. If Newgen's teleservice representatives receive a complaint from a dealership customer, a "customer opportunity" form is created identifying the reason for the dissatisfaction (for example, the customer experienced a rude service advisor or the vehicle was not ready when promised). Each "customer opportunity" form is immediately sent to the dealership via facsimile. These forms provide an opportunity for dealerships to salvage fragile customer relationships and improve customer retention. We believe that our teleservice calls are effective because they are not made as sales calls. Rather, they are simply reminder calls provided as a service to the vehicle owner.

        CLOSED-LOOP SYSTEM. The RESULTS Program is a closed-loop system that allows Newgen to know whether a dealership customer has responded to our direct marketing services. By updating our database throughout the solicitation process, our closed-loop system is designed to ensure that all dealership customers experience appropriate and personalized interaction and follow-up. The RESULTS

Program is effective because we are able to maintain the most current record possible for each dealership customer and vehicle. As a result, we minimize inappropriate and ineffective solicitations.

        COMPREHENSIVE MANAGEMENT REPORTS. Each month we produce comprehensive management reports for each of our dealerships. These reports are sent to dealerships shortly after the end of the month and contain specific, quantifiable information about the results of their customized program. The information in these reports includes data on customer spending habits, return on the dealership's investment and database purification. These reports also contain information on service advisor performance and other relevant feedback enabling the dealership to improve its operations and processes.

    CONSULTING SERVICES

        Newgen leverages its industry expertise in the parts and service departments operations of automobile dealerships through its Consulting Division. To date, these services have been directed primarily to Ford dealerships, although the programs are applicable to manufacturers and dealerships of any make of vehicle. These services are designed to improve the quality of the dealership's parts and service departments by finding ways to improve various processes used by dealerships to acquire and service their customers. These services are also intended to provide dealerships with additional revenue opportunities. Our Consulting Division serves as a key generator of new service ideas that can be deployed throughout our customer base. At March 31, 1999, our Consulting Division consisted of 19 employees, including 11 consultants and 8 internal administrative and technical staff. In June 1997, we initiated a consulting purchase order for the implementation of the Quality Care Maintenance (QCM) Program, during which we consulted to over 2,700 Ford dealerships. We have privately labeled a version of our RESULTS Program as the Quality Care Management Reminder System to fulfill the requirements of QCM. During the implementation of QCM, we provided consulting services to each of the 2,700 Ford dealerships.

        We currently have a separate consulting purchase order to help Ford dealerships increase sales of tires and brakes. This program is called Around the Wheel and is expected to be implemented in over 2,400 Ford dealerships by August 1999. The Around the Wheel Program is designed to increase brake and tire sales by including specialized graphs showing brake and tire wear in each regular reminder letter we mail to a dealership customer. In addition, our consultants help dealerships increase brake and tire sales by teaching effective sales techniques and by improving distribution channels for these products.

    RECENTLY INTRODUCED SERVICES

        An important component of our growth strategy is to continue to introduce new services to our dealerships. While we believe that our new services represent an opportunity for future growth, to date these services have generated limited revenues for Newgen.

        RESERVATIONS. One of the most challenging processes for the service department of an automobile dealership is the reservations process. The service department is difficult for the dealership to staff appropriately, such that service advisors often spend inadequate time with customers on the phone to address service or maintenance concerns, especially at peak times such as Monday mornings. Furthermore, service advisors may not check the dealership customer's service history report to determine whether or not the customer is due for additional maintenance that could result in additional revenue to the dealership. Finally, service advisors generally are not trained in proper service shop loading techniques, resulting in an inefficient system for completing service orders.

        Newgen's Reservations Program is designed to overcome these challenges. When a dealership customer calls the dealer to set an appointment for service, the call is transferred to Newgen's teleservice facility. Through our database, the dealership customer's service history is accessed along with the dealership's service calendar. Newgen service representatives are trained in a decision tree process that enables them to accurately diagnose the problem with the vehicle. At the same time, the teleservice representative can recommend other needed maintenance or recall related service work. We then transmit the reservation information to the dealership's computer system. Through Newgen's proprietary scheduling algorithm, the repair work is scheduled for a mutually convenient time that is designed to load the service department for maximum efficiency. Newgen currently has ten dealerships in pilot, and expects to launch this service on a larger scale in June 1999.

        DATA EXTRACTION AND DATA WAREHOUSING. We intend to leverage our expertise and resources in data management to provide data extraction and data warehousing services. We are currently working with Ford and Toyota to perform data warehousing and mining services. Leveraging our expertise in dealership data extraction, we will gather data from dealerships and utilize our database expertise to transmit information back to a manufacturer in different and customized formats. The manufacturer will then use that information for its own marketing and research programs. We are currently introducing this service.

        PRICING CENTER. The Pricing Center provides dealerships with a price book outlining the required maintenance schedules and suggested maintenance prices for every Ford vehicle. There are over 2,500 permutations of service operations. The price book is used by dealerships to accurately determine prices for maintenance packages and thereby better service their customers. Dealerships are charged a monthly fee for these pricing books and receive up to two updates per year.

        WELCOME HOME. The Welcome Home Program is designed to recapture those customers who may have defected from the dealership. When we initiate the RESULTS Program with a customer, the dealership may choose to solicit only vehicles that have visited the dealership for service within the last twelve months. However, many of the dealership's customers that visited the dealership prior to the last 12 months are still good prospects for service visitation.

        We believe that the Welcome Home Program is an effective means for dealerships to market their service to a larger group of potential customers. As part of the Welcome Home Program, all potential customers are sent a four-color mailing with a personalized message inviting the customer to return to the dealership for service. The mailing includes personalized coupons as well as an innovative "scratch-off" feature. The "scratch-off" feature provides the customer with a chance to win a special gift from the dealership, such as a free oil change or a discount on service. When the customer returns to the dealership, the customer is added to our active database for regular solicitation by that dealership. We introduced this service offering to our customers during the third quarter of 1998 and we believe that the response rate is substantially higher than response rates typically generated by direct mail.

    SERVICES IN DEVELOPMENT

        We believe we can continue to leverage our expertise in database management, direct marketing and the service department operations of automobile dealerships to introduce innovative new services to automobile dealerships. We have several new service programs under development.

        CSI. Many dealerships call their customers after a service visit to inquire about the quality of their experience. We are well positioned to provide this service through our CSI Program on an outsourced basis because we already acquire the necessary data as part of our RESULTS Program. Our CSI Program is a survey system that enables our dealerships to track their customer satisfaction. This program allows us to leverage our existing teleservice expertise and operational infrastructure. We initiated a pilot of our CSI Program during the fourth quarter of 1998 and expect to introduce this service to our customers in 1999. One element of this program will be a kiosk at the service cashier's desk, at which a customer can input, on a touch screen, responses to various questions regarding the service experience. The survey can be supplemented by a telephone call a few days after the service, to ensure that the vehicle is working properly. Feedback from both of these surveys is sent to the dealer on a regular basis, with immediate notification to the dealer of any responses that would warrant special handling.

        ROAD. ROAD is a service that is designed to provide dealerships with immediate access over the Internet to the large amount of information contained in our database and use such information for direct marketing or other purposes. Dealerships will be able to receive management reports, to access our database and to perform queries. For example, ROAD will be designed to enable a dealership to determine the zip codes of its service customers and then display their locations on a map. In addition, queries may be conducted to identify customers with expiring leases, and dealers may direct Newgen to send a sales promotion letter. We also intend to enhance the dealership data with demographic data to enable the dealer to perform data mining.


        AUTOBYTEL.COM JOINT VENTURE. In May 1999, we entered into a non-binding letter of intent with autobytel.com under which we intend to enter into a joint venture and form a new entity that will be jointly owned by Newgen and autobytel.com to provide automobile maintenance reminders to dealership customers who prefer to receive information via e-mail, instead of the more traditional direct mail method. We expect that the venture also will promote dealership service and maintenance to customers who visit the autobytel.com Web site, and will combine our database management and direct marketing expertise, with autobytel.com's Internet expertise and strong consumer brand of autobytel.com.



        We intend to provide telephone follow-up services to the new venture, and to actively promote the new venture to any existing dealership customers who prefer to receive maintenance reminders via



e-mail. Under the terms of the letter of intent, Newgen and autobytel.com each are expected to contribute $2 million to fund the new venture. The venture is subject to approval of the board of directors of Newgen and autobytel.com, as well as the negotiation and execution of a definitive agreement between the companies, and we cannot assure you that the companies will enter into a definitive agreement based on the terms of the letter of intent.


        For a discussion of risks associated with the introduction of new services see "Risk Factors--We Will Need to Introduce New Services to Expand Our Business."

SALES AND MARKETING

    SALES

        At March 31, 1999, we employed 35 sales professionals located in major markets throughout the United States. Although our sales representatives and their supervisors do receive a small monthly expense allowance, the sales force is otherwise compensated exclusively by commission. The commission is based on a salesperson's implementation of the RESULTS Program at dealerships. In addition, at March 31, 1999, we had 14 customer satisfaction representatives located throughout the United States. We believe their regular visits to our customers increase both dealership awareness of our services and an appreciation of the benefits and value of our services. Our experience has been that educated and satisfied customers are more likely to provide us with referrals to other dealerships. In addition, our attention to our customers has helped us increase the number of active names in our database and the number of services that we provide to our individual dealerships.

        The continued consolidation of automobile dealerships has enabled us to target our sales efforts more effectively. Because the larger dealerships are able to derive the greatest benefit from our services and represent our greatest potential source of revenue, our sales professionals focus primarily on these dealerships.

        Newgen uses two different strategies for selling services to automobile dealerships. When a manufacturer or dealership group recommends our services, our salesperson is able to more effectively contact the dealership principal. Our salesperson also is able to make a sales presentation that is tailored to the manufacturer or dealer group program. Manufacturers influence the decisions made by dealerships through both financial and non-financial incentives and support our sales efforts. For example, Ford's recommendation of our services has been instrumental in securing appointments with Ford-affiliated dealership principals. In turn, sales of our services to Ford dealerships has increased. In addition, through Ford-sponsored dealership seminars, we have enrolled several hundred dealerships in our Around the Wheel Program. Other benefits of a manufacturer's recommendation include co-branded marketing materials and administrative support with our management of receivables and the fee collection process.

        When a dealership is not affiliated with a manufacturer that recommends our services, our sales representatives directly solicit the dealership. We employ an active prospecting and sales management process intended to increase direct sales by facilitating appointments with key decision makers at dealerships. Regional market-support personnel address administrative responsibilities for teams of salespeople. Word-of-mouth, cold-call prospecting by market-support personnel, special mailings to dealerships and booths at local and regional dealership exhibits create sales leads that are then responded to by sales representatives. In addition, we have an internal database system that electronically tracks our customer prospects throughout our solicitation of new business.

        We believe that our credibility among automobile dealerships is based on our ethical sales practices, demonstrated industry expertise, manufacturer recommendations, leading edge technology and efficient back office operations.

    MARKETING

        Our marketing department is responsible for the introduction of new services to our existing customer base. In addition, our marketing efforts focus on enhancing Newgen's brand name recognition, developing an Internet strategy and networking with prominent dealerships through a Dealership Advisory Board. The marketing department is also responsible for our participation in the annual National Automobile Dealers Association trade show, dealer association presentations, as well as other smaller regional trade shows across the United States that increase awareness of Newgen's services. The marketing department also has two business development managers whose primary functions are to secure new automobile manufacturer relationships.

OPERATIONS

        We have developed broad expertise in the operational aspects of database management, direct marketing and teleservice. Our core competencies include:

        - developing and installing databases with dealership-specific information;

        - downloading dealership data through our highly automated computer system;

        - purifying and enhancing data;

        - maintaining automobile maintenance schedules;

        - providing systems for personalized customer solicitation through direct mail and teleservice; and

        - satisfying customers.

        In December 1997, we completed the certification process for ISO 9001. To become ISO 9001 certified, an independent certifying agency audited our internal processes and certified that they met a set of specific international quality standards established by the International Standards Organization. We believe that ISO 9001 certification will allow Newgen to achieve special vendor status with major manufacturers by signifying our attention to quality and operational excellence. We believe that our operations expertise provides us with a competitive advantage and is a key reason for the growth of our customer base.

        INSTALLATIONS. The installation department has the initial interaction with a dealership in implementing the RESULTS Program. This department's activities consist primarily of programming scripts to obtain dealership data via modem, ensuring that all appropriate maintenance schedules and dealership information are input to our database system and creating customized digital letterhead for sending to dealership customers. In addition, the installation department works with dealerships to develop customized dealership-specific information for our database or other special dealership offerings, such as "winterization" packages in Michigan or "desert protection" plans in Texas. The installation department also creates letter templates for the direct marketing component of our business.

        COMPUTER OPERATIONS. The computer operations department downloads the initial data from the dealership and is responsible for downloading data from the dealership on a daily basis. For most dealerships, data is automatically downloaded nightly containing a detailed list of dealership customers who have come in for service or have purchased a vehicle. This highly automated system allows us to know whether a contacted dealership customer has come in for service or made an appointment. If the dealership customer has had his or her vehicle serviced, the record is returned to the file for future solicitation. If the dealership customer does not come in for service within a time frame specified by the dealership, the name is transferred to a phone list. The computer operations department is also responsible for maintaining our HP9000 computers. In addition, the computer operations department facilitates the analysis of data for sale to manufacturers as part of our data warehousing and mining services.

        DATABASE OPERATIONS. Newgen is focused on maintaining a comprehensive transaction database by concentrating on continuous database purification. The database operations department prepares new records for processing by ensuring that each dealership customer name has a proper salutation, proper address (utilizing the National Change of Address Registry) and that each address is in compliance with postal regulations. The database operations department also processes the files that are used to generate letters and downloads these files to our print vendors. Newgen's print vendors then utilize innovative print-on-demand technology to generate customized letters on dealership letterhead.

        Dealerships are able to change the number of active customers in their database at any time. New names are added to the database whenever an existing active name is made inactive as part of the ongoing database purification activities or when a new vehicle is sold. This process helps us maintain the number of active names requested by the dealership. The database operations department also develops the general and dealership-specific information for our database. This database includes current information on virtually every make and model of vehicle produced for sale in North America and their recommended maintenance schedules. These standard maintenance schedules include a combination of time parameters (for example, every six months) and mileage parameters (for example, every 3,000 miles). Our proprietary software individualizes these schedules by making adjustments for the driving habits of each vehicle owner in our database.


        TELESERVICE. The teleservice department contacts dealership customers that do not respond to solicitation letters. At March 31, 1999, the teleservice department had 131 full-time and 97 part-time employees. The teleservice department currently contacts over 600,000 customers per month. When a personal contact cannot be made, a message is left for the dealership's customer. Our research indicates that the response rate from solicitations by telephone messages is approximately the same as solicitations by direct telephone contact. When a contact is made, the teleservice department either makes an appointment for the dealership, or "closes the loop" by establishing reasons for non-response. Teleservice representatives may also identify dealership customers who are dissatisfied with the dealership and do not wish to return for service. We believe that our teleservice calls are effective because they are not made as sales calls. Rather, they are simply reminder calls provided as a service to the vehicle owner.


        CUSTOMER SERVICE. The customer service center ensures that the needs of dealerships are addressed. This department answers questions from dealerships and our own employees about all of our services. The customer service center also implements changes to a dealership's program, such as letter changes and maintenance schedule changes. We use the information we gather through our customer service center to constantly improve our processes. This department employed 18 persons at March 31, 1999 and is available to answer questions 24 hours a day, seven days a week.

        CUSTOMER SATISFACTION. The mission of our customer satisfaction department is to improve dealership satisfaction and retention. At March 31, 1999, the department consisted of 14 field representatives. Our field representatives regularly visit our customers. During the field visits our representatives proactively deal with any issues that may have arisen at the dealership, such as management or operational changes. In addition, the field representatives review management reports with dealership representatives and explore new avenues for revenue enhancement with the dealership. The field representatives are able to introduce new services to dealerships during their visits, thereby supplementing the efforts of the sales department.

TECHNOLOGY

        We are a leader in applying advanced technology to database management and direct marketing. Our current software and database systems have been developed over several years, and we have increased their functionality as they have grown. We have, where necessary, license agreements for the software we use from third parties.

        In order to take advantage of the most current advanced technology, we are in the process of implementing a software rewrite to our core database management and customer retention software system. We expect to complete this rewrite by the fourth quarter of 1999. We expect to greatly enhance our core computing and database management services through the implementation of the software rewrite. We believe that the improvements in our operating processes as a result of the software rewrite will produce a significant return on our investment through cost savings. In particular, we believe the software rewrite will:

        - provide us with increased scalability as our customer base grows;

        - result in a more flexible database that will enhance our ability to provide new services and customized extract reports;

        - enable us to introduce new products and services more quickly;

        - increase our data processing efficiency;

        - enhance our ability to utilize the Internet as part of future service offerings;

        - improve our customer service by providing more effective user interfaces and information; and

        - strengthen our ability to more effectively purify data, which will greatly reduce labor and postage expense.

        The new system will utilize Oracle database software and a graphical user interface written in the Visual Basic 5 programming language. See "Risk Factors -- If Our Software Rewrite Is Not Completed in a Timely Manner We Will Incur Substantial Expense or Be Required to Modify Our Current Software."

        In early 1999, we installed new telephony equipment for our teleservice operations. We believe our updated telephony equipment will result in significant improvements in our teleservice operations. In particular, we believe the telephony equipment will increase the efficiency, consistency and quality of our services, as well as provide increased feedback that will enable us to better understand our business.

COMPETITION

        We operate in a highly competitive business environment. We compete with a variety of companies, including large national or multi-national companies which have greater financial and marketing resources and smaller regional or local companies that are involved to varying degrees in the same business as us. Our three significant national competitors are Reynolds & Reynolds, Co. (R&R), Automatic Data Processing, Inc.
(ADP) and Moore Corporation Limited (Moore). R&R's Service Systems Division offers automobile dealerships database management and customer retention services that compete directly with our services. ADP's automobile dealership services competes with us by providing customer retention services similar to ours. Moore also delivers integrated business communications, personalized direct marketing and other related services. We believe that R&R and ADP each have significantly more customers than we do. Moreover, R&R, ADP and Moore have significantly greater financial and marketing resources and all of them actively compete against us for dealership business. For example, R&R has in the past offered a discount on customer retention systems to dealerships that purchase certain hardware and software. ADP has in the past offered free services for up to three months in order to compete on price. We also compete to a limited degree with other small customer retention service providers and in-house customer retention systems. As the trend towards dealership consolidation continues, dealerships will be able to create internal economies of scale, and could choose to satisfy their database management and directed marketing needs internally rather than outsourcing. Our potential customers may decide to internally develop database management and direct marketing services. Our ability to compete effectively will depend on a number of factors, including:

        - our knowledge of dealership service department operations;

        - the value of the services we offer;

        - the state of our relationships with automobile manufacturers;

        - the quality and breadth of our service;

        - our ability to identify, develop and offer innovative services;

        - our ability to overcome difficulties associated with replacing incumbent service providers; and

        - pricing and reputation among dealerships.

        R&R, ADP and Moore price their services on a per letter basis, although certain customers of Moore may elect to be billed on the number of active names in the customer base. Therefore, meaningful price comparisons between our services and our competitors' are difficult. Dealerships may perceive that our services are priced higher than those of our competitors. In addition, our competitors may increase their emphasis on programs similar to those programs we offer and new competitors may enter the market. Furthermore, dealerships or automobile manufacturers themselves may introduce competing programs. If any of these were to occur, we may be unable to compete effectively against them.

TELEMARKETING REGULATIONS

        We are subject to varying degrees of federal, state and local telemarketing regulation. The jurisdiction of the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) extends to the telemarketing industry, including some of the services we provide to our customers. The FTC has issued regulations which prohibit certain types of deceptive or abusive telemarketing acts or practices. Regulations issued by the FCC place limits on the use of certain types of equipment used in telephone solicitation, require telemarketing companies to provide certain identifying information, and require the maintenance of a list of persons who do not wish to be called. We do not currently engage in, and have no plans to engage in, any of the activities prohibited by the FTC and FCC regulations. The FCC and FTC regulations have, therefore, not materially restricted our operations. If future regulations are adopted by the FCC and FTC or other regulatory bodies, our business may be materially adversely effected. In addition, violations may occur in the future as a result of human error, equipment failure or other causes. Our failure to comply with, applicable domestic and international regulations could have a material adverse effect on our business, financial condition and results of operations. The media often publicizes perceived non-compliance with consumer protection regulations and violations of notions of fair dealing with consumers. Any such publicity is potentially damaging to our reputation, client relationships and consumer acceptance and loyalty.

EMPLOYEES


        As of March 31, 1999, we had 472 employees, of whom 360 were full-time and 112 were part-time (primarily teleservice personnel). From time to time we also employ independent contractors within our consulting division. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.


PROPERTIES

        We lease a facility in San Diego, California having approximately 28,000 square feet of space. The current lease for this facility expires in September 2001. In addition, we lease a second facility in San Diego, California having approximately 7,000 square feet of space. This facility houses some of our teleservice and database operations. The lease for this facility expires on August 31, 1999. We also lease a facility in Hayward, California that has approximately 2,500 square feet of space. The Hayward, California facility houses our repair functions and some of our modems and dealership communications equipment. The lease for this facility expires in July 2001.

LEGAL PROCEEDINGS


        On January 29, 1999, Jeffery B. Davis, our former Vice President of Sales, filed suit against Newgen in Superior Court in San Diego, California (Case No. 727730). In August 1998, Mr. Davis' employment with us was terminated. In his lawsuit, Mr. Davis alleges that he was unlawfully discharged from his employment with Newgen and that he is owed certain compensation that was not paid to him prior to termination of his employment. Mr. Davis is requesting unspecified damages in connection with his lawsuit. While we intend to vigorously defend this lawsuit, we cannot assure you that the costs of defending his lawsuit or an unfavorable outcome of the case would not harm our financial position or results of operations.


        We may from time to time become a party to various other legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

        The following table provides certain information with respect to the executive officers and directors of Newgen as of March 31, 1999:


NAME                               AGE      POSITION
-----------------------------      ---      ---------------------------------------------
Gerald L. Benowitz...........          54   Chairman, President and Chief Executive
                                            Officer
Samuel Simkin................          43   Senior Vice President, Chief Financial
                                            Officer and Secretary
Leslie J. Silver.............          49   Executive Vice President and President,
                                            Newgen Consulting Services
James K. Roche...............          39   Senior Vice President, Operations
Mario Sanchez................          43   Vice President and Chief Information Officer
Frederick Wallace............          52   Vice President, Marketing
Eugene J. Fischer............          52   Director
H. Robert Gill(1)............          62   Director
Jess R. Marzak(2)............          48   Director
John Moragne.................          41   Director
Abraham L. Simkin............          76   Director
Bernard C. Simkin(1)(2)......          49   Director
Gary Simkin..................          51   Director
Murray Simkin(3).............          47   Director
Todd A. Springer.............          32   Director
Bert Winemiller(2)...........          56   Director


------------------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Immediately following the closing of this offering, Murray Simkin will no longer serve as a director of Newgen.

        GERALD L. BENOWITZ has served as Chairman, President and Chief Executive Officer of Newgen since our inception. From October 1984 to June 1991, Mr. Benowitz served as Project Manager for Otay International Center, a 400-acre multi-use industrial park. From May 1980 to August 1984, he served as President and Chief Operating Officer of Harco Medical Electronic Devices, a medical device company. Mr. Benowitz holds a B.S. from the University of Tennessee.

        SAMUEL SIMKIN was named Senior Vice President of Newgen in August 1998. Mr. Simkin has served as Vice President and Chief Financial Officer of Newgen since our inception. From November 1986 to June 1991, Mr. Simkin served as President of Morite Investments, Inc., a private investment company. From June 1978 to November 1986, Mr. Simkin served as Vice President and Secretary of Rudacel Investment Company Limited where he was responsible for investing in and managing various companies. Among the companies managed by Mr. Simkin were Mostly Software, a software retailer, and Citation Software, a software distributor. Mr. Simkin holds both a B.A. and an L.L.B. from the University of Manitoba, and an M.B.A. from the University of Western Ontario. He is a member of the Manitoba and California Bar Associations, and is also a Certified General Accountant.

        LESLIE J. SILVER was named Executive Vice President of Newgen in August 1998. Mr. Silver has served as President of Newgen Consulting Services since Newgen's inception. From May 1982 until February 1994, Mr. Silver served in various senior management capacities at Newgen Service Systems, Inc., and its successor corporations, which developed and sold database management and customer retention software to automobile dealerships, primarily in Canada. From May 1976 to April 1982,

Mr. Silver served as Vice President of the Western Canadian division of SHL Systemhouse, Inc., an international software development and systems integration company. Mr. Silver holds both a B.S. and an M.S. from the University of Manitoba.

        JAMES K. ROCHE was named Senior Vice President, Operations of Newgen in August 1998. Prior to then, Mr. Roche served as our Vice President, Operations of Newgen since our inception. Since 1983, Mr. Roche has held management positions with several companies that were providing consulting and hardware and software systems to the service departments of automobile dealerships. From May 1991 to September 1993, Mr. Roche served as the General Manager of United States Support Services of Newgen Services, L.P. From September 1990 to April 1991, he served as Director of International Operations of Newgen Services Systems International. From September 1987 to August 1990, Mr. Roche served as Director of United States Operations of Newgen Service Systems, Inc. Mr. Roche holds a B.S. from St. Louis University.

        MARIO SANCHEZ joined Newgen in May 1998 as Vice President and Chief Information Officer. Mr. Sanchez is responsible for initiating, developing and directing our information technology projects. From April 1997 to May 1998, Mr. Sanchez served as Divisional Vice President, Information Technology for American International Underwriters, a worldwide marketer of property-casualty products. From 1996 to 1997, Mr. Sanchez served as Director of Information Technology for Precision Response Corporation, a telephone-based marketing and customer service company. From 1994 to 1996, Mr. Sanchez served as Director of Communications of the High Performance Database Research Center at Florida International University. Mr. Sanchez holds both a B.A. and an M.S. from Florida International University.

        FRED WALLACE joined Newgen in June 1998 as Vice President, Marketing. From 1997 to June 1998, Mr. Wallace served as Vice President, Vehicle Acquisition and Remarketing of AutoNation USA, a division of Republic Industries, Inc., an automobile consolidator. From 1996 to 1997, Mr. Wallace served as Director, Sales and Marketing of Fleetwood Enterprises, Inc., a motorhome manufacturer. From 1990 to 1996, Mr. Wallace directed marketing and promotional activities for Mazda Motor of America. From 1981 to 1990, Mr. Wallace developed and directed marketing plans for Volkswagen of America. From 1968 to 1981, Mr. Wallace developed and coordinated the initial marketing launch for Ford Motor Company's Extended Service Plan. Mr. Wallace holds a B.S. from the University of Florida, Gainesville.

        EUGENE J. FISCHER has been a Director of Newgen since August 1996. Since July 1996, Mr. Fischer has been a Managing Member of Capstone Management L.L.C., a venture capital firm. Since October 1988, Mr. Fischer has been a general partner of Pathfinder Venture Capital Funds, a venture capital firm, and a Vice President of Pathfinder Ventures, Inc., its management company. Mr. Fischer is a member of the Board of Directors of InnerDyne Inc. Mr. Fischer holds a B.S. from the University of Minnesota and an M.S. from the University of California.

        H. ROBERT GILL has been a Director of the Company since September 1996. Mr. Gill has served as Chairman and Chief Executive Officer of MobileForce Technologies, Inc., a computer systems and service provider, since May 1997. From April 1996 to May 1997, Mr. Gill has served as President of the Topaz Group, a consulting services company. From March 1995 to April 1996, he was Senior Vice President of Frontier Corporation, a telecommunications company. Mr. Gill is a member of the Board of Directors of QualMark Corporation, MOSAIX, Inc. and Spatial Technologies, Inc. Mr. Gill holds a B.E.E. from Indiana Institute of Technology, an M.S.E.E. from Purdue University and an M.B.A. from Pepperdine University.

        JESS R. MARZAK has served as a Director of Newgen since August 1996. Since January 1994, Mr. Marzak has been a managing director of BankAmerica Ventures, a venture capital firm. Prior to that, Mr. Marzak was a co-founder and general partner of Paragon Partners and Paragon Venture Partners II, each a venture capital firm. Mr. Marzak holds a B.A. from Occidental College and an M.B.A. from The Wharton School at the University of Pennsylvania.

        JOHN MORAGNE has been a Director of Newgen since December 1997. Since 1993, Mr. Moragne has been a Managing Director of Trident Capital Management, LLC, a private investment firm which he helped found (Trident Capital). From 1989 to 1993, Mr. Moragne served as a principal of Information Partners, a private equity firm, and from 1989 to 1993, he served as a principal of Bain Capital, a leveraged-buyout firm. Mr. Moragne is also a director of DAOU Systems, Inc. and Mapquest.com, Inc. Mr. Moragne holds a B.A. from Dartmouth College, an M.S. from the Stanford Graduate School of Applied Earth Sciences and an M.B.A. from Stanford Graduate School of Business.

        ABRAHAM L. SIMKIN has served as a Director of Newgen since March 1994. Since the late 1980s, Mr. Simkin has been active in founding and operating SNS/Assure, Inc. ("SNS"), a Canadian company that provides electronic commerce solutions to a variety of industries and electronically processes insurance claims. Mr. Simkin serves as Chairman of the Board of SNS. Mr. Simkin holds an L.L.B. from the University of Manitoba.

        MURRAY SIMKIN has been a Director of Newgen since March 1994. He is currently Chairman of the Board and Chief Executive Officer of Wordwide Roller Hockey Facilities, LLC, a developer and operator of roller hockey facilities. He is also President of Roma Ribs Ltd., a multi-location operator and developer of Tony Roma Restaurants in Canada. In addition, he serves on the Board of Directors of SNS. Mr. Simkin holds a Bachelor of Commerce degree from the University of Manitoba.

        GARY SIMKIN has served as a Director of Newgen since March 1994. Since 1972, Mr. Simkin has been an active private investor in information and communication-based companies. Since the early 1990s, Mr. Simkin has served on the Board of Directors of SNS. He also serves on the Board of Directors of Doubleday Canada Limited, a publishing company. Mr. Simkin holds a Bachelor of Commerce degree from the University of Manitoba.

        BERNARD C. SIMKIN has served as a Director of Newgen since March 1994. Since the early 1990s, Mr. Simkin has served on the Board of Directors of SNS. Since 1997, Mr. Simkin has also served as Vice President and a member of the Board of Directors of Westkin Properties, a real estate development company. Mr. Simkin holds a B.A. and an L.L.B. from the University of Manitoba.

        TODD A. SPRINGER has been a Director of Newgen since December 1997. Since June 1998, Mr. Springer has been a Managing Director of Trident Capital. From March 1996 to June 1998, Mr. Springer served as Vice President of Trident Capital. From September 1994 to February 1996, Mr. Springer was an associate at Jefferies and Company, Inc., an investment bank. Mr. Springer holds a B.S. from The Wharton School at the University of Pennsylvania and an M.B.A. from Stanford Graduate School of Business.

        BERT WINEMILLER has served as a Director of Newgen since December 1997. Mr. Winemiller is currently President, Chief Executive Officer, and serves on the Board of Directors of PROS Strategic Solutions, Inc., a privately-held software company. Mr. Winemiller is also a private investor and President of Albert Winemiller, Inc. a privately-held consulting company focused on the information processing industry. From 1996 to 1997, Mr. Winemiller served as President and Chief Executive Officer of Research Ltd., an Internet investment database and report publishing company. From 1994 to 1995, Mr. Winemiller served as President and Chief Operating Officer of American Business Information, a credit and business information provider. Mr. Winemiller holds a B.S. and an M.A. from the University of Missouri and an M.B.A. from Harvard Business School.

        Officers serve at the discretion of the Board of Directors. Gary Simkin, Bernard C. Simkin and Murray Simkin are brothers. Abraham L. Simkin is their father and Samuel Simkin is their first cousin.

        In accordance with our Restated Certificate of Incorporation, upon the completion of this offering our Board of Directors will be divided into three classes, serving staggered terms of three years each. Any vacancies that occur during the year may be filled by the Board of Directors for the remainder of the full term. Members of our Board of Directors serving in each class are described below. For each class of directors we have also included the year during which their current term will end.

                                                   YEAR IN WHICH CURRENT
BOARD MEMBER                             CLASS           TERM ENDS
------------------------------------     -----     ---------------------
Gerald L. Benowitz..................           I              2000
H. Robert Gill......................           I              2000
Murray Simkin.......................           I              2000
Todd A. Springer....................           I              2000
Jess R. Marzak......................          II              2001
Gary Simkin.........................          II              2001
Bert Winemiller.....................          II              2001
Eugene J. Fischer...................         III              2002
John Moragne........................         III              2002
Abraham L. Simkin...................         III              2002
Bernard C. Simkin...................         III              2002

COMMITTEES OF THE BOARD OF DIRECTORS

        We have established an Audit Committee and a Compensation Committee. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors and reviews the scope and results of the audit and other services provided by our independent auditors. The Audit Committee also reviews and evaluates our internal control functions. Following the offering, the Audit Committee will consist of Bernard C. Simkin and H. Robert Gill.

        The Compensation Committee makes recommendations regarding our 1998 Equity Incentive Plan and makes recommendations concerning salaries and incentive compensation for our employees and consultants. Following the offering, the Compensation Committee will consist of Bernard C. Simkin, Jess R. Marzak and Bert Winemiller.

DIRECTOR COMPENSATION

        Our directors do not currently receive any cash compensation for services on the Board of Directors or any of our committees. However, directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. All directors are eligible to participate in our 1998 Equity Incentive Plan. Non-employee directors receive automatic grants of options under our Non-Employee Directors' Stock Option Plan as described below. See "Management--Equity Incentive Plan" and "--Non-Employee Directors' Stock Option Plan."

BOARD COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

        The following table sets forth all compensation awarded to, earned by, or paid for services rendered to Newgen in all capacities during 1998 by our Company's Chief Executive Officer and our four other most highly compensated executive officers (together, the Named Executive Officers).

                           SUMMARY COMPENSATION TABLE


                                                                                LONG-TERM
                                                                              COMPENSATION
                                                                              -------------
                                                   ANNUAL COMPENSATION         SECURITIES      ALL OTHER
                                             -------------------------------   UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                    YEAR     SALARY($)  BONUS($)    OPTIONS(#)       ($)(2)
-------------------------------------------  ---------  ---------  ---------  -------------  -------------
Gerald L. Benowitz ........................       1998  $ 254,550  $   6,000       24,750      $  12,000
President and Chief Executive Officer

Samuel Simkin .............................       1998    146,755     11,000        6,160         12,000
Senior Vice President, Chief Financial
Officer and Secretary

Leslie J. Silver ..........................       1998    166,620    418,390       22,500         18,000
President, Newgen Consulting Services,
Executive Vice President

James K. Roche ............................       1998    118,408     22,400       10,300         12,000
Senior Vice President, Operations

Jeffery B. Davis(1) .......................       1998         --    202,455           --          4,000
Vice President, Sales


------------------------

(1) Effective August 1998, Mr. Davis was no longer employed by Newgen.

(2) Includes automobile expenses and miscellaneous reimbursable expenses.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

        The following table sets forth each stock option grant during 1998 to our Named Executive Officers. No stock appreciation rights were granted to these individuals during 1998.

                                                                                              POTENTIAL REALIZABLE
                                                                                                VALUE AT ASSUMED
                                                                                                ANNUAL RATES OF
                                  NUMBER OF                                                       STOCK PRICE
                                 SECURITIES    PERCENT OF TOTAL                                 APPRECIATION FOR
                                 UNDERLYING     OPTIONS GRANTED     EXERCISE                   OPTION TERM($)(3)
                                   OPTIONS      TO EMPLOYEES IN     PRICE PER    EXPIRATION   --------------------
NAME                             GRANTED(#)       1998(%)(1)       SHARE($)(2)      DATE         5%         10%
------------------------------  -------------  -----------------  -------------  -----------  ---------  ---------
Gerald L. Benowitz............       24,750              5.9%       $    4.50       12/1/08   $  70,043  $ 177,503
Samuel Simkin.................        6,160              1.5%            4.50       12/1/08      17,433     44,179
Leslie J. Silver..............       22,500              5.4%            4.50       12/1/08      63,676    161,366
James K. Roche................       10,300              2.5%            4.50       12/1/08      29,149     73,870

--------------------------

(1) Based on options to purchase 416,270 shares granted to employees in 1998, including the Named Executive Officers. 336,270 options were granted under the 1998 Equity Incentive Plan and 80,000 options were granted outside of the plans. The options vest 25% on the first anniversary of the vesting commencement date and 25% on each anniversary thereafter. Each option expires on the earlier of (i) 10 years from the date of grant or (ii) 90 days after termination of the optionee's services to Newgen.

(2) Options were granted at an exercise price equal to the fair market value of our common stock, as determined by our Board of Directors.

(3) The potential realizable value is calculated based on the term of the option (10 years) and is calculated by assuming that the fair market value of common stock on the date of the grant as determined by the Board appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and the common stock received therefor is sold on the last day of the term of the option for the appreciated price. The 5% and 10% rates of appreciation are derived from the rules of the Commission. The actual value realized may be greater than or less than the potential realizable values set forth in the table.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

        There were no exercises of options by any Named Executive Officer in the fiscal year ended December 31, 1998.

1996 EQUITY INCENTIVE PLAN

        We adopted the 1996 Equity Incentive Plan in August 1996. The Board of Directors reserved 700,000 shares of common stock for issuance under the 1996 Equity Incentive Plan. The 1996 Equity Incentive Plan provides for the grant, to our employees, directors and consultants, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, nonstatutory stock options and rights to purchase restricted stock (each an Award). The 1996 Equity Incentive Plan is administered by our Board of Directors or a Committee appointed by the Board of Directors. Subject to certain restrictions under the 1996 Equity Incentive Plan, our Board of Directors has broad authority to grant awards to our employees, directors and consultants. Subject to those same limitations, our Board of Directors also may determine to whom Awards will be made, the number of shares to be covered by each Award, and whether an option will be an incentive stock option or a nonstatutory stock option. The Board of Directors also may determine the vesting schedule, if any, that may apply to an Award, the option exercise or stock purchase price and specify other terms of Awards in accordance with the 1996 Equity Incentive Plan.

        The maximum term of options granted under the 1996 Equity Incentive Plan is 10 years. Options granted under the 1996 Equity Incentive Plan generally are non-transferable and expire three months after an optionee's service with Newgen terminates. In general, if an optionee is permanently disabled or dies during his or her service with Newgen, that person's option may be exercised up to 12 months following such disability or death.

        The exercise price of options granted under the 1996 Equity Incentive Plan is determined by the Board of Directors in accordance with the guidelines set forth in the 1996 Equity Incentive Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of incentive stock options granted to stockholders who hold our securities with more than 10% of our voting power (10% Stockholders) must be at least equal to 110% of that value and the term of such options cannot exceed five years. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1996 Equity Incentive Plan vest at the rate specified in an optionee's option agreement. Options may be exercised prior to the full vesting of the option. Any unvested shares purchased, however, are subject to our right to repurchase those shares that have not yet vested.

        Subject to certain limitations provided in the 1996 Equity Incentive Plan, the Board of Directors also has broad authority to determine the form and terms of any restricted stock purchase awards granted thereunder. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of the common stock on the date of grant. However, in the case of a sale to a 10% Stockholder, the purchase price will be not less than 100% of the fair market value of the common stock on the date of grant. Restricted stock purchase agreements awarded under the 1996 Equity Incentive Plan generally are non-transferable.

        Shares subject to Awards that have expired or have otherwise terminated without having been exercised in full become available again for grant under the 1996 Equity Incentive Plan. The Board of Directors have the authority to reprice outstanding options and to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares.

        Upon certain changes in control of Newgen, all outstanding Awards under the 1996 Equity Incentive Plan shall either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute those Awards, then the vesting of such Awards will accelerate in full, but if the Awards are not exercised at or before the change of control, they will be terminated.

        As of March 31, 1999, options to purchase 447,200 shares of common stock were outstanding under the 1996 Equity Incentive Plan. The 1996 Equity Incentive Plan will terminate in August 2006 unless sooner terminated by the Board of Directors.

1998 EQUITY INCENTIVE PLAN

        In August 1998 our Board of Directors adopted the 1998 Equity Incentive Plan. The 1998 Equity Incentive Plan was approved by stockholders in November 1998. The Board of Directors reserved 1,000,000 shares of the common stock for issuance under the 1998 Equity Incentive Plan. An additional 500,000 shares may be reserved for issuance under the 1998 Equity Incentive Plan to the extent that options outstanding on the effective date of this offering under our 1996 Plan are returned to the 1996 Plan. The 1998 Equity Incentive Plan will terminate in August 2008, unless sooner terminated by the Board of Directors.

        The 1998 Equity Incentive Plan permits the granting of incentive stock options and nonstatutory stock options to employees, directors and consultants. In addition, the 1998 Equity Incentive Plan permits the granting of Stock Appreciation Rights (SARs) together with or independently of stock options, as well as stock bonuses and rights to purchase restricted stock (collectively Awards). No person is eligible to be granted stock options and SARs covering more than 300,000 shares of common stock in any calendar year.

        The 1998 Equity Incentive Plan is administered by the Board of Directors or a committee appointed by the Board of Directors. Subject to certain restrictions described in the 1998 Equity Incentive Plan, the Board of Directors has broad authority to select the persons to whom Awards are to be made. Subject to other restrictions under the 1998 Equity Incentive Plan, our Board of Directors has broad authority to grant options and rights to purchase restricted stock to our employees, directors and consultants. The Board of Directors also may determine to whom Awards will be made, the number of shares to be covered by each Award, and whether an option will be an incentive stock option or a nonstatutory stock option. The Board of Directors may also determine the vesting schedule, if any, that may apply to an Award, the option exercise or stock purchase price and to specify other terms of Awards in accordance with the 1996 Equity Incentive Plan.

        Stock options granted under the 1998 Equity Incentive Plan expire 10 years from their date of grant. Such stock options also generally are non-transferable and expire 30 days after an optionee ceases providing service to Newgen. However, in the case of the optionee's permanent disability, the options generally may be exercised up to six months following such disability. In the case of the optionee's death, the options generally may be exercised up to 12 months thereafter.

        The exercise price of stock options granted under the 1998 Equity Incentive Plan is determined by the Board of Directors in accordance with the guidelines set forth in the 1998 Equity Incentive Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1998 Equity Incentive Plan vest at the rate specified in the option agreement. The exercise price of incentive stock options granted to any 10% stockholder must be at least 110% of the fair market value of such stock on the date of grant and the term of such incentive stock options cannot exceed five years.

        Subject to certain limitations described in the 1998 Equity Incentive Plan, the Board of Directors has broad authority to determine the form of and the terms and conditions of any stock bonuses or restricted stock purchase awards granted under the 1998 Equity Incentive Plan. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of the common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 1998 Equity Incentive Plan are generally non-transferable.

        Shares subject to Awards under the 1998 Equity Incentive Plan that have expired or otherwise terminated without having been exercised in full again become available for grant, but shares subject to SARs will not again become available for grant. The Board of Directors has the authority to reprice outstanding stock options and SARs and to offer optionees and holders of SARs the opportunity to replace outstanding stock options and SARs with new stock options or SARs for the same or a different number of shares.

        Upon certain changes in control of Newgen, all outstanding Awards under the 1998 Equity Incentive Plan must either be assumed or substituted by the surviving entity. In the event the surviving entity does not assume or substitute those Awards, the vesting of such Awards will accelerate in full, but if the Awards are not exercised at or before the change of control, they will be terminated.

        As of March 31, 1999, options to purchase 559,170 shares of common stock were outstanding under the 1998 Equity Incentive Plan.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

        In August 1998, the Board of Directors adopted our Non-Employee Directors' Stock Option Plan (the Directors' Plan) to provide for the automatic grant of options to purchase shares of common stock to non-employee directors of the Company. The Directors' Plan was approved by stockholders in October 1998. The Directors' Plan is administered by the Board of Directors, unless the Board of Directors delegates administration to a committee of at least two disinterested directors.

        The Board of Directors has reserved 150,000 shares of common stock for issuance from the exercise of stock options granted under the Directors' Plan. Under the terms of the Directors' Plan: (i) each person who, on the effective date of this offering, is a non-employee director of Newgen or, after the effective date of this offering, for the first time becomes a non-employee director of Newgen automatically will be granted, upon the effective date of this offering or upon the date of his or her initial appointment or election to be a non-employee director, as the case may be, a one-time option to purchase 6,000 shares of common stock (the Inaugural Option); and (ii) on the date of our annual meeting of the stockholders in each year after the effective date of this offering, each person who is elected at such annual meeting to serve as a non-employee director (who was also a non-employee director prior to such annual meeting) automatically will be granted an option to purchase 2,000 shares of common stock.

        No options granted under the Directors' Plan may be exercised after the expiration of 10 years from the date it was granted. The Inaugural Option vests monthly over a three year period. All other options granted under the Directors' Plan vest monthly over a one-year period. The exercise price of options under the Directors' Plan will equal 100% of the fair market value of the common stock on the date of grant. Options granted under the Directors' Plan are generally non-transferable. Unless otherwise terminated by the Board of Directors, the Directors' Plan automatically terminates when all of our shares of common stock reserved for issuance under the Directors' Plan have been issued. As of the date of this prospectus, no options to purchase shares of common stock have been granted under the Directors' Plan. Options granted under the Directors' Plan vest in full upon certain changes in ownership or control of Newgen.

EMPLOYEE STOCK PURCHASE PLAN


        In August 1998, the Board of Directors approved our Employee Stock Purchase Plan (the Purchase Plan). The Purchase Plan was subsequently approved by our stockholders in November 1998. A total of 350,000 shares of common stock are reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. The initial offering under the Purchase Plan will commence on or shortly after the effective date of this offering and terminate six months after the commencement of such offering.


        Unless otherwise determined by the Board of Directors, employees are eligible to participate in the Purchase Plan only if they are employed by Newgen or one of our subsidiaries designated by the Board of Directors for at least 20 hours per week and are customarily employed by Newgen or one of our subsidiaries designated by the Board of Directors for at least five months each calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld under the Purchase Plan. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the Board of Directors. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period and participation ends automatically on termination of employment with Newgen or one of our subsidiaries, as the case may be.

        In the event of a merger, reorganization, consolidation or liquidation involving Newgen, the Board of Directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the Board of Directors may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The Board of Directors has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase common stock.

401(k) PLAN

        In January 1996, the Board of Directors adopted an employee retirement savings plan (the 401(k) Plan) covering certain of our employees who have at least one year of service with us and work a minimum of 1,000 hours during the plan year. Eligible employees may make pre-tax contributions to the 401(k) Plan of up to 20% of their eligible earnings, subject to a statutorily determined annual limit. In addition, eligible employees may make roll-over contributions to the 401(k) Plan from a tax-qualified retirement plan. The 401(k) Plan allows us to make discretionary matching and additional profit sharing contributions to an employee's account. In 1998, we made contributions of approximately $53,000 into the 401(k) Plan.

EMPLOYMENT AGREEMENTS

        On April 29, 1999, we entered into employment agreements with the following officers: Gerald L. Benowitz, President and Chief Executive Officer; Samuel Simkin, Senior Vice President, Chief Financial Officer and Secretary; Leslie J. Silver, President, Newgen Consulting Services and Executive Vice President; and James K. Roche, Senior Vice President, Operations. Pursuant to the employment agreements, the base salaries of such officers for 1999 were set as follows: Mr. Benowitz--$275,000; Mr. Silver--$250,000; Mr. Simkin--$154,000;
and Mr. Roche--$130,000. Except with respect to each officer's position and base salary, the terms of each employment agreement are substantially the same.

        The employment agreements have a two year term. Under the employment agreements, in the event any of these officers is terminated by Newgen without cause, such officer shall be engaged to perform services pursuant to a consulting agreement for up to a one-year period in exchange for consulting fees equal to such officer's annual base salary in effect as of the date of termination. In addition, such officer shall receive, as severance, a payment equal to the bonus earned by such officer in the previous year. In the event any such officer voluntarily terminates his employment without cause or his employment is terminated by Newgen for cause (as defined in the employment agreement), such officer may be engaged, at Newgen's election, to perform services pursuant to a consulting agreement for up to a one-year period.

CHANGE IN CONTROL ARRANGEMENTS

        Under Newgen's 1996 and 1998 Equity Incentive Plans, in the event of a change in control transaction, all outstanding Awards under such Plans shall be assumed or substituted by the surviving entity. If the surviving entity does not assume or substitute the Awards, the vesting of such Awards will accelerate in full. The Awards will terminate if they are not exercised at or before a change in control event.

LIMITATIONS ON DIRECTORS' AND EXECUTIVE OFFICERS' LIABILITY AND INDEMNIFICATION

        Our Restated Certificate of Incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

        - for any breach of the director's duty of loyalty to the corporation or its stockholders;

        - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

        - under section 174 of the Delaware General Corporation Law (DGCL) regarding unlawful dividends and stock purchases; or

        - for any transaction from which the director derived an improper personal benefit.

        As permitted by the DGCL, our Bylaws provide that:

        - we must indemnify our directors and officers to the fullest extent permitted by the DGCL, provided that each indemnified officer and director acted in good faith and in a manner that the officer or director reasonably believed to be in or not opposed to Newgen's best interests;

        - we must indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our Restated Certificate of Incorporation, our Bylaws or any agreements;

        - we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; and

        - the rights conferred in our Bylaws are not exclusive.

        In addition to the indemnification required in our Restated Certificate of Incorporation and our Bylaws, we have entered into indemnity agreements with each of our current directors and officers. These agreements provide, among other things, for the indemnification of our officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them, including liability under the Securities Act of 1933, by reason of the fact that they are or were agents of Newgen. In addition, we intend to obtain directors' and officers' insurance to cover our directors, officers and certain employees for certain liabilities. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

        The limitation of liability and indemnification provisions in our Restated Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might otherwise benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by Newgen is sought, nor are we aware of any threatened litigation that may results in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Newgen pursuant to the foregoing provisions, Newgen has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

        The following is a description of transactions since January 1, 1996, to which we have been a party, in which the amount involved in the transaction exceeded $60,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management."

        In August and December 1996, we sold 1,250,137 shares of Series A Preferred Stock at a purchase price of $4.40 per share, pursuant to a Series A Preferred Stock Agreement dated August 7, 1996 (the Series A Agreement). The shares of Series A Preferred Stock were sold in a private placement. See Note 6 of Notes to Financial Statements for a description of the Series A Preferred Stock. Upon the closing of this offering, each share of Series A Preferred Stock will automatically convert into one share of common stock. The following directors and beneficial owners of more than 5% of our common stock (assuming the conversion of all shares of preferred stock into common stock) acquired beneficial ownership of Series A Preferred Stock pursuant to the Series A
Agreement:

DIRECTORS/5% STOCKHOLDERS                                  NUMBER OF SHARES
---------------------------------------------------------  ----------------
Eugene J. Fisher/Capstone Ventures.......................        397,775
Jess R. Marzak/Entities Affiliated with BankAmerica
  Ventures...............................................        795,545

        In November 1997, we sold 2,158,604 shares of Series B Preferred Stock at a purchase price of $4.52 per share (the Series B Financing), pursuant to a Series B Preferred Stock Agreement dated November 26, 1997 (the Series B Agreement). The shares of Series B Preferred Stock were sold in a private placement. See Note 6 of Notes to Financial Statements for a description of the Series B Preferred Stock. Upon the closing of this offering, each share of Series B Preferred Stock will automatically convert into one share of common stock. The following directors and beneficial owners of more than 5% of our common stock (assuming the conversion of all shares of preferred stock into common stock) acquired beneficial ownership of Series B Preferred Stock pursuant to the Series B Agreement:

DIRECTORS/5% STOCKHOLDERS                                  NUMBER OF SHARES
---------------------------------------------------------  ----------------
John Moragne and Todd A. Springer/Entities Affiliated
  with Trident Companies(1)..............................      1,592,921
Eugene J. Fischer/Capstone Ventures......................        111,172
Jess R. Marzak/Entities Affiliated with BankAmerica
  Ventures...............................................        294,246
Johari Investment Company Ltd............................         36,873
Bernard Simkin...........................................         36,873
Murray Simkin............................................         36,873

------------------------------
(1) See "Principal and Selling Stockholders," Note 3.

        In May and September 1997, we issued certain Convertible Unsecured Promissory Notes (the Notes) in the aggregate amount of $2,332,500 (the Bridge Financings) to certain of our directors and entities affiliated with such directors. In connection with the Bridge Financings, we also issued warrants to purchase an aggregate of 106,024 shares of our common stock (the Bridge Warrants) to certain of our directors and to entities affiliated with those directors. The participants in the Bridge Financings and their respective levels of participation are described as follows: BankAmerica Ventures was issued Notes in the amount of $1,197,000 and Bridge Warrants to purchase 54,409 shares of common stock and BA Venture Partners II was issued Notes in the amount of $133,000 and Bridge Warrants to purchase 6,046 shares of common stock. BankAmerica Ventures and BA Venture Partners II are affiliated with Jess R. Marzak. Johari Investment Company Ltd. was issued Notes in the amount of $166,667 and Bridge Warrants to purchase 7,575 shares of common stock. Johari Investment Company Ltd. is affiliated with Gary Simkin.

Capstone Ventures was issued Notes in the amount of $502,500 and Bridge Warrants to purchase 22,842 shares of common stock. Capstone Ventures is affiliated with Eugene J. Fisher. In addition, both Bernard C. Simkin and Murray Simkin were each issued Notes in the amount of $166,667 and Bridge Warrants to purchase 7,576 shares of common stock. Notes were converted on November 26, 1997, in connection with our Series B Financing, into shares of Series B Preferred Stock, at a purchase price of $4.52 per share.

        In January 1996, the Simkin Children Irrevocable Trust and Samuel Simkin, our Senior Vice President, Chief Financial Officer and Secretary, loaned us $220,000 and $380,000, respectively. The loans were made under secured promissory notes. The principal amounts under such notes is due on the earlier of the completion our initial public offering and December 31, 1999. Interest was payable monthly and was charged at a rate equal to the prime rate plus 2.0%. In addition, a bonus was payable annually to the noteholders at a rate of 1.7%. We intend to use a portion of the proceeds received from the offering to repay these promissory notes. See "Description of Capital Stock."

        Between January and August 1996, Abraham Simkin, one of our directors, loaned us various amounts. As of August 31, 1996 such amounts totaled $400,000 under a secured promissory note. Interest was charged at a rate equal to the prime rate plus 2.0%. In addition, during the periods that the loan was outstanding, a bonus was paid annually to Mr. Simkin at a rate of 1.7%. We repaid this loan in full in December 1997.

        In March 1994, we entered into an agency agreement with Newgen Services L.P., a company owned by certain members of our Board of Directors. Pursuant to the agency agreement, Newgen Services L.P. funded our operations and, as a result, substantially all of our revenues and expenses were reported by Newgen Services L.P. Those amounts have, however, been included in our consolidated results of operations from our inception through the termination of the agency agreement in January 1996.

        Effective January 1, 1996, we entered into an administrative services agreement with Newgen Services L.P. Under that agreement, we agreed to provide administrative services for Newgen Services L.P. in exchange for the monthly payment of $7,500, which is subject to adjustment. The term of this agreement was for a period of one year, with automatic renewals for additional one year periods, unless terminated earlier by the mutual consent of both parties to the agreement. Amounts earned under this agreement totaled $43,000 for 1998. This agreement was terminated as of January 1, 1999.

        We entered into capital lease agreements for certain equipment with parties related to one of our stockholders. In 1998, we made payments under one of these leases totaling $7,000. The lease agreements expired in 1997 and 1998.

        We entered into certain other agreements in connection with the Series A Agreement and the Series B Agreement. Pursuant to one such agreement, certain stockholders acquired registration rights. See "Description of Capital Stock--Registration Rights."

        We have entered into indemnification agreements with each of our directors and executive officers. See "Management--Limitations on Directors' and Executive Officers' Liability and Indemnification."

        We have entered into employment agreements with certain of our executive officers. See "Management--Employment Agreements."

        We have granted options to purchase shares of our common stock to certain of our directors and executive officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 1999 and as adjusted to reflect our sale of shares and the sale of shares by the selling stockholders in this offering for (i) each stockholder known to us to be the beneficial owner of more than five percent of our common stock, (ii) each of our directors, (iii) each of our Named Executive Officers, (iv) all directors and officers as a group, and (v) the selling stockholders.


                                          SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                            OWNED BEFORE THE                      OWNED AFTER THE
                                              OFFERING(1)                          OFFERING(1)(2)
                                         ----------------------  SHARES BEING  ----------------------
NAME AND ADDRESS                          NUMBER      PERCENT      OFFERED      NUMBER      PERCENT
---------------------------------------  ---------  -----------  ------------  ---------  -----------

John Moragne
Todd A. Springer
  Entities Affiliated with
  Trident Capital(3)...................  1,592,921        22.0%           --   1,592,921        16.0%

Jess R. Marzak
  Entities Affiliated with
  BankAmerica Ventures(4)..............  1,150,346        15.8            --   1,150,346        11.5

Gary Simkin
  Johari Investment Company Ltd.(5)....    975,629        13.5       225,000     750,629         7.5

Bernard C. Simkin(6)...................    975,630        13.5       170,000     805,630         8.1

Murray Simkin(7).......................    975,630        13.5       580,630     395,000         4.0

Eugene J. Fischer
  Capstone Ventures(8).................    531,789         7.3        25,000     506,789         5.1

Gerald L. Benowitz(9)..................    377,185         5.2            --     377,185         3.8

Samuel Simkin
  K&S Imports, Inc.(10)................    283,718         3.9            --     283,718         2.8

Leslie J. Silver(11)...................    252,623         3.5            --     252,623         2.5

James K. Roche(12).....................     41,298           *            --      41,298           *

Jeffery B. Davis(13)...................     38,423           *            --      38,423           *

All directors and officers as a group
 (11 persons)(14)......................  7,195,192..       97.1%   1,000,630   6,194,562        62.1%


------------------------------

   * Represents beneficial ownership of less than 1%.


 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons and entities named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person or entity, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of beneficial ownership is based on 7,238,736 shares of common stock outstanding on an as-converted basis as of March 31, 1999 and 9,970,682 shares on an as-converted basis immediately following the completion of the offering. Except as shown otherwise in the footnotes to the table, the address of each stockholder listed is in care of Newgen, 12680 High Bluff Drive, Suite 300, San Diego, CA 92130.



 (2) Assumes that the underwriters' over-allotment option to purchase up to 558,750 shares from Newgen is not exercised.

 (3) Of the total shares indicated as beneficially owned, Information Associates-II, L.P. owns 923,430 shares which represent 12.8% and 9.3% of the total shares before and after this offering, respectively. Information Associates, L.P. owns 598,908 shares which represent 8.3% and 6.0% of total shares before and after this offering, respectively. IA-II Affiliates Fund, L.L.C. owns 53,869 shares and Information Associates, C.V. owns 16,714 shares, which in each case represent less than one percent of total shares before and after this offering. The general partner of Information Associates-II, L.P. is Trident Capital Management-II, L.L.C., a Delaware limited liability company. Two of our directors, John Moragne and Todd Springer are members of Trident Capital Management-II, L.L.C. The general partner of Information Associates, L.P. and the investment general partner of Information Associates, C.V. is Trident Capital Management, L.L.C., a Delaware limited liability company. Mr. Moragne is also a member of Trident Capital Management, L.L.C. Trident Capital Management-II, L.L.C. and Trident Capital Management, L.L.C. are collectively referred to as "Trident Capital." Messrs. Moragne and Springer disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest in such shares arising from their interest in Trident Capital. The address of Messrs. Moragne and Springer and each entity is 2480 Sand Hill Road, Menlo Park, CA 94025.



 (4) Of the total shares indicated as beneficially owned, BankAmerica Ventures owns 980,812 shares and warrants to purchase 54,509 shares, which (assuming the exercise of such warrants) represents 14.2% and 10.3% of total shares before and after this offering, respectively; and BA Venture Partners II owns 108,979 shares and warrants to purchase 6,046 shares which (assuming the exercise of such warrants) represents 1.5% and 1.2% of total shares before and after this offering, respectively. Jess R. Marzak, a director of Newgen, is a managing director of BankAmerica Ventures and a general partner of BA Venture Partners II. Mr. Marzak disclaims beneficial ownership of all shares owned by BankAmerica Ventures and BA Venture Partners II except to the extent of his proportionate general partnership interest in BA Venture Partners II. The address of Mr. Marzak and each entity is 950 Tower Lane, Suite 700, Foster City, CA 94404.


 (5) Includes 7,575 shares issuable upon the exercise of warrants held by Johari Investment Company Ltd. Gary Simkin, a director of Newgen, is the president of Johari Investment Company Ltd. Mr. Simkin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (6) Includes 7,576 shares issuable upon the exercise of warrants held by Bernard C. Simkin.

 (7) Includes 7,576 shares issuable upon the exercise of warrants held by Murray Simkin. Mr. Simkin, the selling stockholder, will exercise his warrant to purchase 7,576 shares concurrently with this offering.


 (8) Includes 22,842 shares issuable upon the exercise of warrants held by Capstone Ventures. Eugene J. Fischer, a director of Newgen, is a managing member of Capstone Management LLC, the general partner of Capstone Ventures. Mr. Fischer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Fischer and Capstone Ventures is 3000 Sand Hill Road, Suite 1-290, Menlo Park, CA 94025.


 (9) Includes 327,185 shares held by the Gerald and Sandra Benowitz Trust dated January 29, 1999, of which Gerald L. Benowitz and Sandra H. Benowitz are co-trustees.

 (10) Includes 271,218 shares held by K&S Imports. Mr. Simkin, our chief financial officer, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (11) Includes 232,623 shares held by the Silver Family Trust dated January 15, 1996, of which Leslie J. Silver and Francis Silver are co-trustees, and 7,500 shares held by Leslie J. Silver as custodian for Leigh Silver, Mason Silver and Darcy Silver. Includes 12,500 shares subject to options exercisable within 60 days of March 31, 1999.

 (12) Includes 2,875 shares subject to options exercisable within 60 days of March 31, 1999.


 (13) Mr. Davis is no longer employed by Newgen effective August 1998. Mr. Davis' address is 504 S. The Strand, Oceanside, CA 92054


 (14) Includes 15,375 shares subject to options exercisable within 60 days of March 31, 1999 and 106,124 shares subject to warrants. See Notes 4, 5, 6, 7, 8, 11, and 12.

                          DESCRIPTION OF CAPITAL STOCK

        Immediately following the closing of this offering, the authorized capital stock of Newgen will consist of 28,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK


        As of March 31, 1999, assuming the conversion of all outstanding preferred stock into common stock, there were 7,238,736 shares of common stock outstanding held of record by 33 stockholders.


        The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive out of funds legally available therefor dividends as our Board of Directors may declare from time to time. Upon a liquidation, dissolution or winding up of Newgen, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

        Certain holders of common stock are entitled to registration rights. See "--Registration Rights."

PREFERRED STOCK

        Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 3,408,741 shares of common stock. Following such conversion, our Certificate of Incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the Certificate of Incorporation, as amended and restated upon the closing of this offering (the Restated Certificate), the Board of Directors will have the authority, without further action by stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of Newgen. We have no present plans to issue any shares of preferred stock.

WARRANTS

        In November 1996, in conjunction with the execution of a Revolving Loan and Security Agreement with Silicon Valley Bank, the Company issued to Silicon Valley Bank a warrant to purchase up to 10,000 shares of our Series A Preferred Stock. Upon the closing of this offering, this warrant shall become a warrant to purchase 10,000 shares of common stock. The warrant has an exercise price of $4.40 per share, subject to adjustment for stock dividends and splits, capital exchanges, recapitalization, consolidation and diluting issuances, and expires on November 27, 2001.

        In May and September 1997, in connection with our Bridge Financings, we issued Bridge Warrants to purchase an aggregate of 106,024 shares of our common stock in the following amounts to the following persons and entities:

                                                        NUMBER OF WARRANTS TO
NAME                                                    PURCHASE COMMON STOCK
----------------------------------------------------  -------------------------
BankAmerica Ventures................................             54,409
BA Venture Partners II..............................              6,046
Capstone Ventures...................................             22,842
Johari Investment Company Ltd.......................              7,575
Bernard C. Simkin...................................              7,576
Murray Simkin.......................................              7,576

        The exercise price of the Bridge Warrants is $0.75 per share, subject to adjustment for stock splits, reverse splits and stock dividends. The Bridge Warrants may be exercised by applying the value of a portion of the Bridge Warrants (equal to the number of shares issuable under the Bridge Warrant being exercised multiplied by the fair market value of the security receivable upon exercise of the Bridge Warrant, less the aggregate per share exercise price) in lieu of payment of the exercise price per share. 30,770 of the Bridge Warrants expire in May 2002, 61,618 expire in September 2002 and 13,636 will expire in November 2002.

REGISTRATION RIGHTS


        After this offering, the holders of 3,393,741 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The Restated Investor Rights Agreement provides such rights to holders of 3,383,741 shares of common stock. Under the terms of the Restated Investor Rights Agreement, if we propose to register any of our securities under the Securities Act of 1933, as amended (the Securities Act), either for our own account or for the account of other security holders exercising registration rights, the holders having registration rights are entitled to notice of such registration and are entitled, subject to certain limitations, to include shares therein. The holders of common stock or rights to acquire common stock may also require us to file a registration statement under the Securities Act with respect to their shares, and we are required to use our best efforts to effect such registrations. Furthermore, these holders of common stock or rights to acquire common stock may require us to register their shares on Form S-3 if that form becomes available to us. Generally, we are required to bear all registration and selling expenses incurred in connection with any such registrations. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.


ANTI-TAKEOVER PROVISIONS

        We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of Newgen.

        Our Restated Certificate provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Newgen. The classification system of directors may also maintain the composition of the

Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of directors. Our Restated Certificate provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our Bylaws provide that special meetings of our stockholders may be called only by Newgen's Chairman of the Board of Directors, Chief Executive Officer or Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors or by the holders of 10% of Newgen's outstanding voting stock. Our Restated Certificate also specifies that the authorized number of directors may be changed only by resolution of the Board of Directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in the Restated Certificate and our Bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of Newgen or our management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management of Newgen or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, NY 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock (including shares issued upon exercise of outstanding options and warrants) in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of our shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


        Upon completion of this offering, we will have 9,970,682 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the 3,725,000 shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by any of our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 6,245,682 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. No shares will be available for sale in the public market as of the effective date of this offering (the Effective Date) without restriction pursuant to Rule 144(k), and no shares will be eligible for sale beginning 90 days after the Effective Date without restriction pursuant to Rule 701 and Rule 144.



        Our officers, directors and stockholders have agreed with us or with Hambrecht & Quist LLC that they will not, without the prior written consent of Hambrecht & Quist LLC, directly or indirectly offer, sell, contract to sell or otherwise dispose of 6,270,682 shares of the restricted shares or any securities convertible into or exercisable or exchangeable for common stock during the 180-day period commencing on the Effective Date (the Lock-Up Agreement). We have also agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, (i) directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock during such 180-day period except for the sale of the shares of common stock in this offering, the issuance of options and shares of common stock pursuant to our employee benefit plans and the issuance of shares of common stock upon exercise of warrants or options presently outstanding; provided, however, that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period or (ii) allow any security holder of Newgen subject to the Lock-Up Agreement to sell, transfer or otherwise dispose any shares of common stock or security exercisable for common stock without the prior written consent of Hambrecht & Quist LLC. Any shares subject to the Lock-Up Agreement may be released at any time by Hambrecht & Quist LLC.


REGISTRATION RIGHTS


        Upon completion of this offering, the holders of 3,393,741 shares of common stock or rights to acquire common stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. After registration, these shares would become freely tradable without restriction under the Securities Act (except for shares purchased by our Affiliates). See "Description of Capital Stock--Registration Rights."


RULE 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, an affiliate of Newgen, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year but less than two years, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

        - 1% of the number of shares of common stock then outstanding (approximately 99,707 shares immediately after this offering); or

        - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of sale with the Securities and Exchange Commission.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except one of our affiliates) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

STOCK OPTIONS

        Within 90 days following this offering we intend to file a registration statement under the Securities Act covering all shares of common stock reserved for issuance under the 1996 Equity Incentive Plan, the 1998 Equity Incentive Plan, the 1998 Employee Stock Purchase Plan and the 1998 Non-Employee Directors Stock Option Plan. Based on the number of options outstanding and options and shares reserved for issuance at March 31, 1999, such registration statement would cover approximately 2,637,000 shares. The registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions and the expiration of the 180-day lock-up period described above.

                                  UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated (Dain Rauscher Wessels), have severally agreed to purchase from Newgen and the selling stockholders the following respective numbers of shares of common stock.


                                                                   NUMBER OF
NAME                                                                SHARES
----------------------------------------------------------------  -----------
Hambrecht & Quist LLC...........................................
BancBoston Robertson Stephens Inc...............................
Dain Rauscher Wessels...........................................
                                                                  -----------
Total...........................................................   3,725,000
                                                                  -----------
                                                                  -----------


        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in Newgen's business and the receipt of certain certificates, opinions and letters from Newgen and the selling stockholders, their counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of such shares are purchased.

        The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in
excess of $    per share. The underwriters may allow and such dealers may
reallow a concession not in excess of $    per share to certain other dealers.
After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.


        Newgen has granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 558,750 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. Newgen will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of common stock offered hereby.


        The following table summarizes the underwriting discounts and commissions, and estimated expenses Newgen and the selling stockholders will pay.

                                                                           TOTAL
                                                                ----------------------------
                                                                   WITHOUT         WITH
                                                   PER SHARE    OVER-ALLOTMENT OVER-ALLOTMENT
                                                 -------------  -------------  -------------
Underwriting discounts and commissions paid by
  Newgen.......................................

Expenses payable by Newgen.....................

Underwriting discounts and commissions paid by
  the selling stockholders.....................

        The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

        Newgen and the selling stockholders have agreed to indemnify the underwriters against liabilities arising under the Securities Act and other laws, including claims arising out of or based upon any untrue statement of a material fact in this prospectus or the omission to state a material fact necessary to make the statements in this prospectus not misleading, and to contribute to payments the underwriters may be required to make in respect thereof.


        The selling stockholders and certain other stockholders of Newgen, including the executive officers and directors, who will own in the aggregate 6,245,682 shares of common stock after the offering, have agreed with Newgen or Hambrecht & Quist LLC that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. Newgen has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that Newgen may offer shares pursuant to its Employee Stock Purchase Plan, may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under its stock option plans.


        Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among Newgen, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, Newgen's revenues and earnings, market valuations of other companies engaged in activities similar to Newgen, estimates of the business potential and prospects of Newgen, the present state of Newgen's business operations, Newgen's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.


        Dain Rauscher Wessels is affiliated with Capstone Ventures. Capstone Ventures holds 397,775 shares of Newgen's Series A Preferred Stock, 111,172 shares of Newgen's Series B Preferred Stock and warrants to purchase 22,842 shares of Newgen's common stock. Capstone Ventures will sell 25,000 shares of Newgen's common stock as part of this offering. The decision of Dain Rauscher Wessels to underwrite this offering was made independently of Capstone Ventures, which had no involvement in determining whether or when to underwrite this offering or its terms. Dain Rauscher Wessels will not receive any benefit from this offering other than its portion of the underwriting commission payable by Newgen. However, since Capstone Venture's holdings represents more than 10% of Newgen's preferred stock, this offering is being conducted pursuant to Rule 2720(c) of the NASD Conduct Rules. In accordance with this rule, Hambrecht & Quist LLC has agreed to act as a qualified independent underwriter (QIU) pursuant to the requirements of Rule 2720(c)(3) of the NASD Conduct Rules. In connection with Rule 2720(c)(3)(A), the initial public offering price of Newgen's common stock will be set at a price that is no higher than recommended by Hambrecht & Quist LLC, as a QIU. Moreover, Hambrecht & Quist LLC, as a QIU, has performed due diligence investigations and has reviewed and participated in the preparation of this prospectus.

                                 LEGAL MATTERS

        The legality of the shares of common stock offered hereby will be passed upon for Newgen and the selling stockholders by Cooley Godward LLP, San Diego, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, certain members and associates of Cooley Godward beneficially own an aggregate of approximately 5,530 shares of common stock through an investment partnership.

                                    EXPERTS

        The consolidated financial statements of Newgen Results Corporation as of December 31, 1998 and 1997 and for the three years in the period ended December 31, 1998 included in this prospectus or elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Newgen and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the Web site of the SEC referred to above.

                   NEWGEN RESULTS CORPORATION AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................     F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999 (unaudited)................     F-3

Consolidated Statements of Operations For The Years Ended December 31, 1996, 1997 and 1998 and for the
  Three Months Ended March 31, 1998 and 1999 (unaudited)...................................................     F-4

Consolidated Statements of Stockholders' Deficit For The Years Ended December 31, 1996, 1997 and 1998 and
  for the Three Months Ended March 31, 1999 (unaudited)....................................................     F-5

Consolidated Statements of Cash Flows For The Years Ended December 31, 1996, 1997 and 1998 and for the
  Three Months Ended March 31, 1998 and 1999 (unaudited)...................................................     F-6

Notes to Consolidated Financial Statements.................................................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Newgen Results Corporation:

        We have audited the accompanying consolidated balance sheets of NEWGEN RESULTS CORPORATION (a Delaware corporation) and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newgen Results Corporation and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Diego, California
March 18, 1999

                   NEWGEN RESULTS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,
                                                         --------------------------
                                                             1997          1998
                                                         ------------  ------------   MARCH 31,      PRO FORMA
                                                                                         1999      STOCKHOLDERS'
                                                                                     ------------   EQUITY (NOTE
                                                                                                         2)
                                                                                     (UNAUDITED)   --------------
                                                                                                    (UNAUDITED)
                                             ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................  $  4,630,147  $    816,753  $  1,229,915
  Accounts receivable, net of allowance for doubtful
    accounts of $114,000, $299,000 and $349,000,
    respectively.......................................     4,909,831     8,211,773     9,008,883
  Prepaid expenses and other...........................       645,559       376,636       352,954
                                                         ------------  ------------  ------------
    Total current assets...............................    10,185,537     9,405,162    10,591,752
PROPERTY AND EQUIPMENT, net............................     2,046,662     2,931,836     2,737,287
OTHER ASSETS...........................................        69,883       435,337       856,690
                                                         ------------  ------------  ------------
    Total assets.......................................  $ 12,302,082  $ 12,772,335  $ 14,185,729
                                                         ------------  ------------  ------------
                                                         ------------  ------------  ------------

                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable.....................................  $  1,728,160  $  2,787,802  $  2,689,188
  Accrued and other current liabilities................     1,187,262     2,324,041     2,484,433
  Line of credit.......................................            --            --       994,000
  Notes payable to related parties.....................       600,000       800,000       600,000
  Current portion of capital lease obligations.........       379,498       935,256       918,228
                                                         ------------  ------------  ------------
    Total current liabilities..........................     3,894,920     6,847,099     7,685,849
                                                         ------------  ------------  ------------
LONG TERM LIABILITIES:
  Long-term portion of capital lease obligations.......       434,619       874,147       837,184
  Deferred rent........................................       108,876       134,481       129,902
                                                         ------------  ------------  ------------
                                                              543,495     1,008,628       967,086
                                                         ------------  ------------  ------------
COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK, no par value, 3,500,000
  shares authorized:
  Series A convertible, 1,250,137 shares issued and
    outstanding in 1997, 1998 and 1999, no shares pro
    forma (aggregate liquidation preference of
    $9,386,229 at December 31, 1998 and $9,573,953 at
    March 31, 1999), stated at.........................     5,466,259     5,925,054     6,047,820
  Series B convertible, 2,158,604 shares issued and
    outstanding in 1997, 1998 and 1999, no shares pro
    forma, (aggregate liquidation preference of
    $15,876,412 at December 31, 1998 and $16,193,940 at
    March 31, 1999), stated at.........................     9,212,612    10,124,726    10,367,065
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, no par value in 1997 and $.001 par
    value in 1998 and 1999, 15,000,000 shares
    authorized, 3,766,915, 3,767,415 and 3,829,995
    shares issued and outstanding in 1997, 1998 and
    1999, respectively, and 7,238,736 shares pro
    forma..............................................     4,639,084         3,767         3,830   $      7,239
  Additional paid-in capital...........................            --     5,384,455     5,553,012     21,964,488
  Deferred compensation................................      (900,900)   (1,393,968)   (1,414,314)    (1,414,314)
  Notes receivable from stockholders...................            --            --       (56,250)       (56,250)
  Retained deficit.....................................   (10,553,388)  (15,127,426)  (14,968,369)   (14,968,369)
                                                         ------------  ------------  ------------  --------------
    Total stockholders' equity (deficit)...............    (6,815,204)  (11,133,172)  (10,882,091)  $  5,532,794
                                                         ------------  ------------  ------------  --------------
                                                                                                   --------------
    Total liabilities and stockholders' equity
      (deficit)........................................  $ 12,302,082  $ 12,772,335  $ 14,185,729
                                                         ------------  ------------  ------------
                                                         ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                   NEWGEN RESULTS CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          THREE MONTHS ENDED MARCH 31,
                                                       YEAR ENDED DECEMBER 31,
                                             -------------------------------------------  ----------------------------
                                                 1996           1997           1998           1998           1999
                                             -------------  -------------  -------------  -------------  -------------
                                                                                                  (UNAUDITED)
REVENUES:
  Database marketing services..............  $   9,771,080  $  20,974,032  $  31,512,768  $   6,908,011  $  10,571,515
  Consulting services......................      1,858,459      5,439,660      8,593,061      2,366,387      1,532,137
                                             -------------  -------------  -------------  -------------  -------------
    Total revenues.........................     11,629,539     26,413,692     40,105,829      9,274,398     12,103,652
                                             -------------  -------------  -------------  -------------  -------------

COST OF REVENUES:
  Cost of database marketing services......      6,795,534     14,231,960     21,156,695      4,673,597      6,215,530
  Cost of consulting services..............      1,699,481      4,232,822      6,694,764      1,902,110      1,339,970
  Installation costs.......................      1,656,293      1,931,649      1,410,997        421,963        363,997
                                             -------------  -------------  -------------  -------------  -------------
    Total cost of revenues.................     10,151,308     20,396,431     29,262,456      6,997,670      7,919,497
                                             -------------  -------------  -------------  -------------  -------------
    Gross profit...........................      1,478,231      6,017,261     10,843,373      2,276,728      4,184,155
                                             -------------  -------------  -------------  -------------  -------------

OPERATING COSTS:
  Selling, general and administrative
    expenses...............................      5,396,402      6,234,096      8,876,608      1,853,842      2,926,858
  Technology and product development.......        543,909        937,252      2,258,892        392,559        627,313
  Software rewrite costs...................             --        616,593      2,842,083        694,292             --
                                             -------------  -------------  -------------  -------------  -------------
    Total operating costs..................      5,940,311      7,787,941     13,977,583      2,940,693      3,554,171
                                             -------------  -------------  -------------  -------------  -------------
    Income (loss) from operations..........     (4,462,080)    (1,770,680)    (3,134,210)      (663,965)       629,984
                                             -------------  -------------  -------------  -------------  -------------

INTEREST INCOME (EXPENSE), net:
  Interest income..........................         15,811         44,660        143,381         47,144          2,518
  Interest expense.........................       (245,042)      (463,322)      (212,300)       (46,482)      (108,340)
                                             -------------  -------------  -------------  -------------  -------------
    Interest income (expense), net.........       (229,231)      (418,662)       (68,919)           662       (105,822)
                                             -------------  -------------  -------------  -------------  -------------
    Net income (loss)......................     (4,691,311)    (2,189,342)    (3,203,129)      (663,303)       524,162
    Adjustment for accretion of redeemable
      convertible preferred stock..........             --       (132,236)    (1,370,909)      (340,693)      (365,105)
                                             -------------  -------------  -------------  -------------  -------------
    Income (loss) applicable to common
      stockholders.........................  $  (4,691,311) $  (2,321,578) $  (4,574,038) $  (1,003,996) $     159,057
                                             -------------  -------------  -------------  -------------  -------------
                                             -------------  -------------  -------------  -------------  -------------
    Basic income (loss) per share..........  $       (1.25) $       (0.62) $       (1.21) $       (0.27) $        0.04
                                             -------------  -------------  -------------  -------------  -------------
                                             -------------  -------------  -------------  -------------  -------------
    Diluted income (loss) per share........  $       (1.25) $       (0.62) $       (1.21) $       (0.27) $        0.03
                                             -------------  -------------  -------------  -------------  -------------
                                             -------------  -------------  -------------  -------------  -------------
    Shares used in basic per share
      calculation..........................      3,766,915      3,766,915      3,767,415      3,766,915      3,829,995
                                             -------------  -------------  -------------  -------------  -------------
                                             -------------  -------------  -------------  -------------  -------------
    Shares used in diluted per share
      calculation..........................      3,766,915      3,766,915      3,767,415      3,766,915      4,681,047
                                             -------------  -------------  -------------  -------------  -------------
                                             -------------  -------------  -------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements

                   NEWGEN RESULTS CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                              NOTE
                                            COMMON STOCK       ADDITIONAL                  RECEIVABLE
                                       ----------------------    PAID-IN      DEFERRED        FROM        RETAINED
                                        SHARES      AMOUNT       CAPITAL    COMPENSATION   STOCKHOLDER    DEFICIT        TOTAL
                                       ---------  -----------  -----------  -------------  -----------  ------------  ------------
BALANCE, December 31, 1995...........  3,766,915  $ 3,445,884  $        --   $        --    $      --   $ (3,540,499) $    (94,615)
Capital contribution.................         --      292,300           --            --           --             --       292,300
Net loss.............................         --           --           --            --           --     (4,691,311)   (4,691,311)
                                       ---------  -----------  -----------  -------------  -----------  ------------  ------------
BALANCE, December 31, 1996...........  3,766,915    3,738,184           --            --           --     (8,231,810)   (4,493,626)
Accretion of redeemable preferred
  stock..............................         --           --           --            --           --       (132,236)     (132,236)
Deferred compensation related to
  options granted....................         --      900,900           --      (900,900)          --             --            --
Net loss.............................         --           --           --            --           --     (2,189,342)   (2,189,342)
                                       ---------  -----------  -----------  -------------  -----------  ------------  ------------
BALANCE, December 31, 1997...........  3,766,915    4,639,084           --      (900,900)          --    (10,553,388)   (6,815,204)
Accretion of redeemable preferred
  stock..............................         --           --           --            --           --     (1,370,909)   (1,370,909)
Deferred compensation related to
  options granted....................         --      748,825           --      (748,825)          --             --            --
Amortization of deferred
  compensation.......................         --           --           --       255,757           --             --       255,757
Exercise of stock options............        500          313           --            --           --             --           313
Reincorporation......................         --   (5,384,455)   5,384,455            --           --             --            --
Net loss.............................         --           --           --            --           --     (3,203,129)   (3,203,129)
                                       ---------  -----------  -----------  -------------  -----------  ------------  ------------
BALANCE, December 31, 1998...........  3,767,415        3,767    5,384,455    (1,393,968)          --    (15,127,426)  (11,133,172)
(Unaudited):
Accretion of redeemable preferred
  stock..............................         --           --           --            --           --       (365,105)     (365,105)
Deferred compensation related to
  options granted....................         --           --      112,311      (112,311)          --             --            --
Amortization of deferred
  compensation.......................         --           --           --        91,965           --             --        91,965
Exercise of stock options............     62,580           63       56,246            --      (56,250)            --            59
Net income...........................         --           --           --            --           --        524,162       524,162
                                       ---------  -----------  -----------  -------------  -----------  ------------  ------------
BALANCE, March 31, 1999..............  3,829,995  $     3,830  $ 5,553,012   $(1,414,314)   $ (56,250)  $(14,968,369) $(10,882,091)
                                       ---------  -----------  -----------  -------------  -----------  ------------  ------------
                                       ---------  -----------  -----------  -------------  -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements

                   NEWGEN RESULTS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,               MARCH 31,
                                                      ----------------------------------  -----------------------
                                                         1996        1997        1998        1998         1999
                                                      ----------  ----------  ----------  -----------  ----------
                                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................  $(4,691,311) $(2,189,342) $(3,203,129)  $(663,303) $  524,162
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...................     379,907     837,492   1,292,943     261,139      387,283
    Deferred rent...................................      83,272      25,604      25,605      (4,580)      (4,579)
    Deferred compensation...........................          --          --     255,757      53,523       91,965
    Loss on retirements of property and equipment...      66,243          --          --          --           --
    Changes in assets and liabilities:
      Accounts receivable...........................  (2,312,816) (2,086,897) (3,301,942)   (936,175)    (797,110)
      Prepaid expenses and other....................      63,808    (460,833)    357,720     237,891       23,682
      Accounts payable..............................     980,483     335,690   1,059,642      98,838      (98,614)
      Accrued and other current liabilities.........     (35,889)    864,607   1,136,779     345,718      160,419
                                                      ----------  ----------  ----------  -----------  ----------
        Net cash provided by (used in) operating
          activities................................  (5,466,303) (2,673,679) (2,376,625)   (606,949)     287,208
                                                      ----------  ----------  ----------  -----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment...............  (1,262,280)   (500,467) (1,128,928)   (165,311)    (192,734)
  Other assets......................................     (38,929)       (709)   (365,454)     (4,009)    (421,353)
                                                      ----------  ----------  ----------  -----------  ----------
        Net cash used in investing activities.......  (1,301,209)   (501,176) (1,494,382)   (169,320)    (614,087)
                                                      ----------  ----------  ----------  -----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stock transactions..................   5,713,839   9,125,096         313          --           59
  Repayments of related party loans.................    (255,000)   (400,000)         --          --     (200,000)
  Proceeds from related party loans.................   1,255,000          --     200,000          --           --
  Repayment of notes payable to affiliate...........    (433,955)         --          --          --           --
  Payments on capital lease obligations.............    (118,609)   (313,857)   (735,134)   (142,997)    (253,661)
  Decrease (increase) in restricted cash............    (566,105)    566,105          --          --           --
  (Repayments) proceeds of/from lines of credit,
    net.............................................   1,300,000  (1,300,000)    592,434          --    1,193,643
                                                      ----------  ----------  ----------  -----------  ----------
        Net cash provided by (used in) financing
          activities................................   6,895,170   7,677,344      57,613    (142,997)     740,041
                                                      ----------  ----------  ----------  -----------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................     127,658   4,502,489  (3,813,394)   (919,266)     413,162
CASH AND CASH EQUIVALENTS, beginning of period......          --     127,658   4,630,147   4,630,147      816,753
                                                      ----------  ----------  ----------  -----------  ----------
CASH AND CASH EQUIVALENTS, end of period............  $  127,658  $4,630,147  $  816,753   $3,710,881  $1,229,915
                                                      ----------  ----------  ----------  -----------  ----------
                                                      ----------  ----------  ----------  -----------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest............................  $  228,279  $  452,886  $  212,300   $  53,982   $  115,840
                                                      ----------  ----------  ----------  -----------  ----------
                                                      ----------  ----------  ----------  -----------  ----------
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Capital lease obligations entered into for
    equipment.......................................  $  544,335  $  661,931  $1,730,420   $ 353,876   $  199,670
                                                      ----------  ----------  ----------  -----------  ----------
                                                      ----------  ----------  ----------  -----------  ----------
  Accretion of redeemable preferred stock...........  $       --  $  132,236  $1,370,909   $ 340,693   $  365,105
                                                      ----------  ----------  ----------  -----------  ----------
                                                      ----------  ----------  ----------  -----------  ----------

   The accompanying notes are an integral part of these financial statements

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

1.  NATURE OF BUSINESS AND BASIS OF PRESENTATION

        Newgen Results Corporation (Newgen) was incorporated in California on February 16, 1994 and is a provider of customized, outsourced database management, direct marketing and related services for automobile dealerships' service departments and automobile manufacturers throughout the United States and Canada. Newgen also provides consulting services to both automobile manufacturers and individual dealerships. In December 1998, the Company reincorporated in Delaware and established the par value of its preferred and common stock at $0.001.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    UNAUDITED INTERIM FINANCIAL DATA

        The accompanying interim balance sheet at March 31, 1999, and the statements of operations and cash flows for the three months ended March 31, 1998 and 1999 and the statement of stockholders' equity (deficit) for the three months ended March 31, 1999, together with the related notes as of and for the periods then ended, are unaudited, but have been prepared on the same basis as the audited financial statements, and reflect all adjustments consisting only of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position and results of the interim periods presented in accordance with generally accepted accounting principles. Operating results for the unaudited three months ended March 31, 1999 are not necessarily indicative of results for the entire year.

    PRINCIPLES OF CONSOLIDATION

        In 1998 Newgen formed Newgen Dealer Pricing Center, Inc. (NDPC). NDPC is a wholly-owned subsidiary of Newgen. The consolidated financial statements include the accounts of Newgen and NDPC and are collectively referred to as the "Company." All significant intercompany accounts and transactions have been eliminated in consolidation.

    RISKS AND UNCERTAINTIES

        The Company has a retained deficit of approximately $15,127,000 at December 31, 1998 and has incurred losses of approximately $4,691,000, $2,189,000 and $3,203,000 for the years ended December 31, 1996, 1997 and 1998, respectively. The Company's future success is dependent upon several factors including the continued acceptance of the Company's services in the marketplace, the Company's ability to expand and maintain its relationships with its major customers and vendors, the Company's enhancement of its existing services and the development of new services and technologies that address the changing needs of its customers, the Company's continued employment and recruitment of key personnel, the successful management of the Company's growth and the Company's ability to maintain or obtain adequate financing.

    UNAUDITED PRO FORMA CONSOLIDATED STOCKHOLDERS' EQUITY (DEFICIT) PRESENTATION

        The unaudited pro forma consolidated stockholders' equity (deficit) is presented to show the effects on the March 31, 1999 balance sheet of the conversion of all outstanding shares of preferred stock into 3,408,741 shares of common stock which will occur upon closing of the Company's proposed initial public offering as if the conversion took place on March 31, 1999.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, and accounts payable and accrued and other current liabilities approximates fair value because of the short-term nature of those instruments. Based on borrowing rates currently available to the Company for credit arrangements with similar terms, the carrying amounts of balances under notes payable and capital lease obligations approximate fair value.

    REVENUE RECOGNITION

        The Company has standard agreements with its database marketing services customers. Although the terms of each individual agreement may vary, most agreements call for the Company to provide customized letters and telephone contacts for its dealership customers, in exchange for the payment of a monthly fee per active name in the automobile dealership's customer list. Most agreements have an initial minimum 6 to 24 month term, with 30 day notice of cancellation without penalty thereafter.

        The Company recognizes revenue from both its database marketing services and consulting services in the month that services are provided. In certain instances, the Company's customers may pay an amount in advance for services to be provided over a period of time. In other cases, customers may pay the Company a fixed amount per month with the Company providing more services in certain months than in others. Advance payments are reflected as deferred revenue.

    CONCENTRATION OF CREDIT RISK

        Certain of the database marketing services provided by the Company have been recommended by its major customer, Ford Motor Company (Ford). However, the Company contracts separately with each individual dealership, and uses the corporate recommendation to generate business. For all periods presented, substantially all of the Company's consulting business is with Ford. During the years ended December 31, 1996, 1997 and 1998, approximately 67%, 75% and 77%, respectively, and for the three months ended March 31, 1998 and 1999, approximately 79% and 70%, respectively, of the Company's revenues were with Ford and Ford dealerships.

        As of December 31, 1998 and March 31, 1999, 91% and 91% of the Company's accounts receivable are due from Ford or its dealerships, respectively.

        The Company invests its excess cash and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 1997 consisted primarily of commercial paper and at December 31, 1998 and March 31, 1999 consisted primarily of money market accounts.

    PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost. The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the costs of the property or equipment over the estimated useful lives. The estimated useful lives for computer equipment, furniture and other is three years, and for leasehold improvements is the shorter of the estimated useful life of the leaseholds or the life of the lease. Periodically, the Company reviews for possible impairment of its long-lived assets. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable, asset values are adjusted accordingly.

        Property and equipment consist of the following:

                                                           DECEMBER 31,
                                                    --------------------------   MARCH 31,
                                                        1997          1998          1999
                                                    ------------  ------------  ------------
Computer equipment, furniture and other...........  $  3,284,054  $  5,408,905  $  5,592,887
Leasehold improvements............................       271,056       324,322       333,074
                                                    ------------  ------------  ------------
                                                       3,555,110     5,733,227     5,925,961
Accumulated depreciation and amortization.........    (1,508,448)   (2,801,391)   (3,188,674)
                                                    ------------  ------------  ------------
Property and equipment, net.......................  $  2,046,662  $  2,931,836  $  2,737,287
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------

        Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

    STOCK-BASED COMPENSATION

        The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, the Company accounts for its stock-based compensation plans under the provisions of APB No. 25 under which compensation cost is measured by the excess, if any, of the fair market value of the Company's common stock at the date of grant over the exercise price of the option.

    INCOME TAXES

        The Company accounts for income taxes utilizing the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) end. If it is more likely than not that some portion or all of the net deferred tax asset will not be realized, a valuation allowance is recognized.

    DEFERRED RENT

        Rent expense is recognized on a straight-line basis over the terms of the leases. Accordingly, rent expense incurred in excess of rent paid is reflected as deferred rent.

    SOFTWARE DEVELOPMENT AND REWRITE COSTS

        The Company has commissioned a substantial rewrite of its enterprise-wide database management software. This rewrite is expected to be completed in the fourth quarter of 1999. Through December 31, 1998, the Company's policy has been to expense the cost of these rewrites as incurred. During the years ended 1997 and 1998, the Company incurred software rewrite costs of approximately $617,000 and $2,842,000, respectively. No software rewrite costs were incurred during the three months ended March 31, 1999.

    COMPUTATION OF INCOME (LOSS) PER SHARE

        The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128). SFAS 128 requires companies to compute basic and diluted per share data for all periods for which a statement of operations is presented. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares that were outstanding during the period. Diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding for the periods presented.

                                                                                       THREE MONTHS ENDED MARCH
                                                     YEAR ENDED DECEMBER 31,                      31,
                                             ----------------------------------------  -------------------------
                                                 1996          1997          1998          1998         1999
                                             ------------  ------------  ------------  ------------  -----------
Net income (loss)..........................  $ (4,691,311) $ (2,189,342) $ (3,203,129) $   (663,303) $   524,162
Accretion of redeemable convertible
  preferred stock..........................            --      (132,236)   (1,370,909)     (340,693)    (365,105)
                                             ------------  ------------  ------------  ------------  -----------
Income (loss) applicable to common
  stockholders.............................  $ (4,691,311) $ (2,321,578) $ (4,574,038) $ (1,003,996) $   159,057
                                             ------------  ------------  ------------  ------------  -----------
                                             ------------  ------------  ------------  ------------  -----------
Shares used in basic per share
  calculation..............................     3,766,915     3,766,915     3,767,415     3,766,915    3,829,995
Effect of dilutive securities:
  Employee stock options...................            --            --            --            --      746,791
  Warrants.................................            --            --            --            --      104,260
                                             ------------  ------------  ------------  ------------  -----------
Shares used in diluted per share
  calculation..............................     3,766,915     3,766,915     3,767,415     3,766,915    4,681,046
                                             ------------  ------------  ------------  ------------  -----------
                                             ------------  ------------  ------------  ------------  -----------
Basic income (loss) per share..............  $      (1.25) $      (0.62) $      (1.21) $      (0.27) $      0.04
Diluted income (loss) per share............  $      (1.25) $      (0.62) $      (1.21) $      (0.27) $      0.03

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
        Basic and diluted net loss per share for the year ended December 31, 1998 and basic net income per share for the three months ended March 31, 1999 on a pro forma basis would be ($0.45) and $0.07, respectively, and are computed by dividing the respective net income or loss by the sum of the weighted average number of common shares outstanding during the periods and the weighted average shares resulting from the conversion of 3,408,741 outstanding shares of the redeemable convertible preferred stock at the closing of the proposed initial public offering. Potentially dilutive securities have not been included on a pro forma basis in the December 31, 1998 calculation of diluted loss per share as their inclusion would be antidilutive. Diluted earnings per share for the three months ended March 31, 1999 on a pro forma basis would be $0.06 and is computed by dividing net income by the sum of the shares used in the historical diluted per share calculation and the weighted average shares resulting from the conversion of 3,408,741 outstanding shares of the redeemable convertible preferred stock at the closing of the proposed initial public offering.

    RECENT ACCOUNTING PRONOUNCEMENTS

        In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5). SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect adoption of this SOP to have a material adverse impact on the financial statements.

    RECLASSIFICATIONS

        Certain prior year amounts have been reclassified to conform to the current presentation.

3.  LINES OF CREDIT

        The Company has a working capital line of credit with a bank that is secured by substantially all assets. The total available amount of the line is $4,500,000, with advances limited to 80% of qualified accounts receivable. In March 1999, the line was extended to May 9, 1999. The Company has reduced its available line of credit by allocating approximately $339,000 of the line of credit to support a letter of credit collateralizing a facility lease (See Note
10). Interest on the borrowings is charged at the bank's prime rate plus 1.00%. The line of credit agreement contains certain financial covenants including, among others, minimum revenue requirements, minimum quick and profitability ratios, as defined in the agreement, and limitations and restrictions on capital expenditures and additional indebtedness. As of December 31, 1998, the Company was not in compliance with certain of the financial covenants and has received a waiver from the bank.

        There were no borrowings outstanding under the line of credit at December 31, 1997 or 1998. As of March 31, 1999, the Company had borrowed $994,000 under the line of credit. All outstanding borrowings under the line of credit were repaid on April 27, 1999.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

4.  INCOME TAXES

        The net deferred tax asset results from the following temporary differences:

                                                                          DECEMBER 31,
                                                                   --------------------------
                                                                       1997          1998
                                                                   ------------  ------------
Depreciation and amortization....................................  $    (11,797) $     (5,856)
Accrued and other current liabilities............................       252,905       580,262
Net operating loss carryforwards.................................     2,102,438     2,473,182
Other............................................................        28,492       382,599
                                                                   ------------  ------------
  Total..........................................................     2,372,038     3,430,187
  Less valuation allowance.......................................    (2,372,038)   (3,430,187)
                                                                   ------------  ------------
Total............................................................  $         --  $         --
                                                                   ------------  ------------
                                                                   ------------  ------------

        As of December 31, 1998, the Company had net operating loss carryforwards of approximately $6.5 million and $3.0 million for Federal and California reporting purposes, respectfully. The differences between the federal and the California losses are primarily attributable to the 50% limitation on state carryforwards. The Federal loss carryforwards will begin expiring in 2009, unless previously utilized, while the California losses will begin expiring in 1999. The Company has approximately $70,000 of research and development credits which will begin expiring in 2012. Utilization of the Company's net operating loss carryforwards may be limited as a result of certain changes in the Company's ownership. The realization of the deferred tax asset is dependant upon the Company generating sufficient taxable income prior to expiration of its operating loss and credit carryforwards. Due to the uncertainty regarding realization of the deferred tax asset, management has provided a full valuation allowance against the net deferred tax asset.

5.  CONVERTIBLE PROMISSORY NOTES PAYABLE

        In 1997, the Company issued convertible subordinated unsecured promissory notes to existing shareholders totaling $2,332,500. Automatic conversion of these notes into preferred stock occurred in connection with the issuance of Series B Preferred Stock in November 1997. Interest at 10% per annum was paid at the time of conversion. In connection with the issuance of the convertible notes, the Company issued 106,024 warrants to purchase common stock. The Company has allocated no value to these warrants as the amount would be immaterial.

6.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

        The Company has authorized 3,500,000 shares of preferred stock for issuance. The Board of Directors designated 1,260,137 and 2,200,000 shares as Series A Preferred Stock and Series B Preferred Stock, respectively. The remaining 39,863 shares of preferred stock are undesignated. Both issuances of preferred stock carry the following rights and privileges:

    a) VOTING: The holder of each preferred share has a right to the number of votes equal to the number of shares issuable upon conversion, as defined.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

6.  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    b) REDEMPTION: Beginning November 26, 2002, and in each year thereafter, the Company is obligated to redeem, at the option of the preferred stockholders, up to 25% of the aggregate number of shares outstanding. The redemption value of each share shall equal the original issuance price ($4.40 for Series A and $4.52 for Series B), plus any declared and unpaid dividends and a premium of 8% per annum, compounded annually. In the event that the Company does not redeem the required shares at each redemption date, a premium of 12% per annum would be charged until the shares are redeemed by the Company. In order to state the preferred stock at redemption value, as of December 31, 1998 and March 31, 1999, the Company has accreted approximately $1,503,000 and $1,868,000, respectively, including amounts related to the 8% premium.

    c) DIVIDENDS: The preferred stockholders are entitled to non-cumulative dividends, when and if declared, at the same rate the dividends are paid to the common stockholders.

    d) LIQUIDATION: In the event of any merger, sale or reorganization in which control transfers or in liquidation or dissolution, the preferred stockholders have a liquidation preference over common stockholders. The liquidation preference is an amount equal to a multiple of 1.5 times the original purchase price.

    e) CONVERSION: Each share of the preferred stock is generally convertible at the option of the holder into one share of common stock and is subject to certain anti-dilution provisions. The preferred stock automatically converts into a certain number of common shares, as defined, upon the closing of certain offerings, as defined, and upon the election of 75% and 70% of the Series A Preferred Stock and the Series B Preferred Stock, respectively.

        In August 1996, the Company completed a private offering of 1,136,487 shares of Series A Preferred Stock at $4.40 per share resulting in net proceeds of $4,921,479. In December 1996, the investors exercised an option for additional 113,650 shares of Series A Preferred Stock resulting in additional net proceeds of $500,060.

        In November 1997, the Company completed a private offering of 2,158,604 shares of Series B Preferred Stock at $4.52 per share resulting in net proceeds of $9,125,096.

        The Board of Directors has the authority, without further action by the shareholders, to issue any authorized but undesignated shares of preferred stock in one or more series and to fix all the terms, including rights, preferences, restrictions and redemptions.

        At the closing of an initial public offering, all outstanding shares of preferred stock will be converted into 3,408,741 shares of common stock.

7.  STOCKHOLDERS' EQUITY (DEFICIT)

    COMMON STOCK

        The Company has authorized 15,000,000 shares of common stock of which 3,766,915, 3,767,415 and 3,829,995 shares of common stock were outstanding as of December 31, 1997 and 1998 and March 31, 1999, respectively. Outstanding shares of common stock have been issued to officers and employees

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) pursuant to agreements which entitle the Company, under certain circumstances, the option to repurchase the shares at fair value in the event of termination of employment. As of December 31, 1998 and March 31, 1999, no shares have been repurchased.

    STOCK OPTION PLANS

        In August 1996, the Company adopted the 1996 Equity Incentive Plan (the
Plan), under which incentive stock options, nonstatutory options and rights to purchase restricted stock may be granted to employees, directors, consultants or advisors of the Company. Options issued under the Plan vest over either four or five years. No options granted under the Plan have a term in excess of ten years from the date of grant. The exercise price of an incentive stock option may not be less than 100% of the fair market value of the common stock on the date of grant as determined by the Board of Directors. The exercise price of a nonstatutory option cannot be less than 85% of the fair market value of the common stock on the date of grant as determined by the Board of Directors. As of December 31, 1998 and March 31, 1999, 700,000 common shares have been reserved for issuance under the Plan. As of December 31, 1998 and March 31, 1999, 512,300 and 447,200 options are outstanding under the 1996 Plan, respectively.

    1998 EQUITY INCENTIVE PLAN

        In August 1998, the Board of Directors adopted the 1998 Equity Incentive Plan (the 1998 Plan) and obtained stockholder approval in November 1998. The 1998 Plan permits the granting of incentive stock options, nonstatutory options, stock appreciation rights and rights to purchase restricted stock. An aggregate of 1,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to the exercise of stock awards granted to employees, directors and consultants under the 1998 Plan. An additional 500,000 shares may be reserved for issuance under the 1998 Plan to the extent that options outstanding on the effective date of the Company's initial public offering under the Company's 1996 Plan are returned to the 1996 Plan. The exercise price of an Incentive Stock Option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market of the common stock on the date of grant. Options granted under the 1998 Plan vest at the rate specified in the option agreement. As of December 31, 1998 and March 31, 1999, 332,370 and 559,170 options are outstanding under the 1998 Plan, respectively.

    EMPLOYEE STOCK PURCHASE PLAN

        In August 1998 the Board of Directors adopted the Employee Stock Purchase Plan (Purchase Plan) and obtained stockholder approval in November 1998. The Company has reserved 350,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan will enable eligible employees to purchase common stock at 85% of the lower of the fair market value of the Company's common stock on the first day of each option purchase period, or the relevant purchase date. As of December 31, 1998 and March 31, 1999, no shares have been issued under the Purchase Plan.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

7.  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

        In August 1998, the Board of Directors adopted and in November 1998 the stockholders approved the Non-employee Director's Option Plan (Director Plan). The Company has reserved 150,000 shares of common stock for issuance under the Director Plan. The Director Plan provides an initial grant of options to purchase 6,000 shares of common stock to each new eligible outside director of the Company upon the effective date of an initial public offering or upon election to the Board. In addition, such eligible outside directors will be granted an option to purchase 2,000 shares of common stock at each annual meeting of the stockholders after the effective date of an initial public offering. The exercise price per share of all options granted under the Director Plan will be equal to the 100% of fair market value of the Company's common stock on the date of grant. Options granted expire after ten years and generally vest monthly over a one-year period. The initial grant options vest monthly over a three-year period. As of December 31, 1998 and March 31, 1999, no options have been granted under the Director Plan.

        The following table summarizes stock option plan activity:

                                                                 DECEMBER 31
                                    ----------------------------------------------------------------------
                                                                                                                   MARCH 31,
                                             1996                    1997                    1998                    1999
                                    ----------------------  ----------------------  ----------------------  -----------------------
                                                WTD. AVG.               WTD. AVG.               WTD. AVG.                WTD. AVG.
                                     SHARES     EX. PRICE    SHARES     EX. PRICE    SHARES     EX. PRICE     SHARES     EX. PRICE
                                    ---------  -----------  ---------  -----------  ---------  -----------  ----------  -----------
Outstanding, beginning of year....         --          --      38,250   $    0.50     641,100   $    1.06      924,670   $    2.31
  Granted.........................     38,250   $    0.50     616,250        1.09     416,270        4.12      232,600        8.77
  Exercised.......................         --          --          --          --        (500)       0.63      (62,580)        .90
  Terminated......................         --          --     (13,400)       0.73    (132,200)       1.97       (8,320)       3.38
                                    ---------       -----   ---------       -----   ---------       -----   ----------       -----
Outstanding, end of year..........     38,250        0.50     641,100        1.06     924,670        2.31    1,086,370        3.76
Exercisable, end of period........         --          --       7,400        0.50     111,455        0.87       61,915         .78
  Weighted average fair value of
    options granted...............         --   $    0.50          --   $    2.32          --   $    5.91           --   $    9.25

        As required by SFAS 123, the Company has determined the pro forma information as if the Company had accounted for stock options under the minimum value method of SFAS 123. The following weighted average assumptions were used; risk-free interest rate ranging between 4.4% and 6.9%; dividend yield of zero; expected market price volatility factor of zero; and a weighted average expected life of the options of seven years. Had compensation cost for stock options granted during the years ended December 31, 1996 and 1997 been determined consistent with SFAS 123, the Company's net loss and related per share amounts on a pro forma basis would not materially differ from the amounts reported in the accompanying consolidated statements of operations for those periods. Had compensation cost for stock options granted during the year ended December 31, 1998 been determined consistent with SFAS 123, the Company's net loss and related per share amount on a pro forma basis would be as follows:

                                                                                           DECEMBER 31, 1998
                                                                                       --------------------------
                                                                                       AS REPORTED    PRO FORMA
                                                                                       ------------  ------------
Loss applicable to common stockholders...............................................  $ (4,574,038) $ (4,753,424)
Basic and diluted net loss per share.................................................  $      (1.21) $      (1.26)

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

7.  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
        The Company recorded $900,900 as deferred compensation related to 429,000 options granted in December 1997. The deferred compensation is being amortized on a straight-line basis over the four or five year vesting period of the underlying options.

        In 1998, the Company issued 416,270 options at exercise prices ranging between $2.50 and $4.50 per share. The Company recorded deferred compensation charges of $748,825 related to the grant of certain of these options. The deferred compensation is being amortized over the four or five year vesting period of the underlying options.

        During the three months ended March 31, 1999 the Company issued 232,600 options at exercise prices ranging between $5.25 and $9.25 per share. The Company recorded deferred compensation charges of $112,311 related to the grant of certain of these options. The deferred compensation is being amortized on a straight-line basis over the four or five year vesting period of the underlying options.

    WARRANTS

        As of December 31, 1998 and March 31, 1999 the Company has outstanding warrants to purchase 10,000 shares of its Series A preferred stock. The warrants have an exercise price of $4.40 per share and expire in November 2001.

        As of December 31, 1998 and March 31, 1999 the Company has outstanding warrants to purchase 106,024 shares of its common stock. The warrants have an exercise price of $0.75 per share and expire at various dates in 2002.

8.  EMPLOYEE BENEFITS

        The Company has a 401(k) Plan (the 401(k) Plan) covering substantially all full-time employees. The 401(k) Plan is subject to the provisions of the Employee's Retirement Income Security Act of 1974. The 401(k) Plan allows for the Company to make matching contributions, up to a maximum of $750 per year per employee. The contributions made by the Company were approximately $28,000, $35,000 and $53,000 for the years ended December 31, 1996, 1997 and 1998, respectively and approximately $29,000 and $50,000 for the three months ended March 31, 1998 and 1999, respectively.

        The Company has a bonus plan for certain members of management. The bonuses earned are based upon factors such as meeting certain operating targets, including defined results of operations.

        During the years ended December 31, 1996, 1997 and 1998, the Company granted discretionary bonuses to its officers and employees in the amount of approximately $411,000, $834,000 and $928,000, respectively and approximately $241,000 and $283,000 for the three months ended March 31, 1998 and 1999, respectively.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

9.  RELATED PARTY TRANSACTIONS

        The Company has notes payable to related parties in the amount of $600,000, $800,000 and $600,000 at December 31, 1997 and 1998 and March 31,
1999, respectively. These notes are secured and subordinated to the bank line of credit and mature December 31, 1999. Interest is payable monthly and is charged at a rate of prime plus 2.0%. In addition, a bonus is payable annually to the noteholders at a rate of approximately 1.7% on the outstanding balance. Interest expense related to these notes totaled approximately $183,000, $101,000 and $73,000 for the years ended December 31, 1996, 1997 and 1998, respectively and $18,000 and $19,000 for the three months ended March 31, 1998 and 1999, respectively.

        Effective January 1, 1996, the Company entered into an administrative service agreement with Newgen Services L.P., an affiliate, wherein the Company agreed to provide administrative services for Newgen Services L.P., in exchange for a monthly payment of up to $7,500, subject to adjustment. The agreement is in effect for a period of one year, with automatic renewals, unless terminated by the mutual consent of both companies. Amounts earned under this agreement totaled $90,000 for each of 1996 and 1997 and $43,000 for 1998. This agreement was terminated as of January 1, 1999. In addition, during 1996 the Company repaid advances from this affiliate aggregating approximately $434,000. The Company also performs consulting services for customers of this affiliate and has earned approximately $219,000, $131,000 and $59,000 for the years ended December 31, 1996, 1997 and 1998, respectively and $20,000 and $8,000 for the three months ended March 31, 1998 and 1999, respectively.

10.  COMMITMENTS AND CONTINGENCIES

    LEASES

        The Company has both operating and capital lease commitments for facilities and certain equipment which expire through June 2003. Provisions of the facility lease provide for abatement of rent during certain periods and escalating rent payments during the lease term. The Company maintains a letter of credit of $339,000 as collateral related to the facility lease. Collateral requirements decline annually over the term of the lease.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

10.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
        The future lease commitments as of December 31, 1998, are summarized as follows:

                                                                     OPERATING      CAPITAL
YEAR ENDED DECEMBER 31,                                                LEASES        LEASES
------------------------------------------------------------------  ------------  ------------
1999..............................................................  $    643,758  $  1,084,296
2000..............................................................       574,272       633,554
2001..............................................................       430,015       306,687
2002..............................................................            --         2,566
2003..............................................................            --           676
Thereafter........................................................            --            --
                                                                    ------------  ------------
Total minimum lease payments......................................  $  1,648,045     2,027,779
                                                                    ------------
                                                                    ------------
Less amount representing interest.................................                    (218,376)
                                                                                  ------------
Present value of remaining minimum capital lease payments.........                   1,809,403
Less amount due in one year.......................................                    (935,256)
                                                                                  ------------
Long-term portion of obligations under capital leases.............                $    874,147
                                                                                  ------------
                                                                                  ------------

        Rent expense for the years ended December 31, 1996, 1997 and 1998 was approximately $306,000, $574,000 and $813,000, respectively and $166,000 and $242,000 for the three months ended March 31, 1998 and 1999, respectively. At December 31, 1998 and March 31, 1999, the net book value of assets subject to capital leases was $1,597,000 and $1,539,000, respectively.

        In January 1999, the Company entered into a lease commitment agreement to lease telephony equipment. The lease will be a four year lease commencing April 1999 for up to approximately $2,000,000.

    CONTINGENCIES

        In January 1999, a former officer of the Company filed a lawsuit alleging he was unlawfully discharged from his employment with the Company and that he is owed certain compensation. Damages of unspecified amounts are requested in the lawsuit. The Company intends to vigorously defend this lawsuit and, while the ultimate outcome is uncertain, management, based on advice of counsel, does not believe its resolution will have a material adverse effect on the Company's financial position or its results of operations.

    PROCESSING AGREEMENTS

        The Company has an annual agreement with a third party, whereby the Company was given the rights to purchase dealership customers names to whom it provides services, for a fixed rate and a percentage of the Company's revenue from those dealers. Although the Company is under no obligation to purchase any data from this company at any time, the Company continues to exercise its rights under this agreement and incurred costs of approximately $671,000, $1,552,000 and $1,498,000 during the years ended December 31, 1996, 1997 and 1998, respectively, and $376,000 and $422,000 for the three months ended March 31, 1998 and 1999, respectively.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

10.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
        The Company has agreements with third parties whereby it purchases postage and services relating to the production of letters for the Company's customers. Costs incurred related to these agreements during the years ended December 31, 1996, 1997 and 1998, were approximately $994,000, $4,304,000 and
$6,666,000, respectively, and $1,343,000 and $2,184,000 for the three months ended March 31, 1998 and 1999, respectively.

11.  OTHER FINANCIAL STATEMENT DATA

        Accrued and other current liabilities consist of the following:

                                                             DECEMBER 31,
                                                      --------------------------   MARCH 31,
                                                          1997          1998          1999
                                                      ------------  ------------  ------------
  Compensation and benefits.........................  $    606,664  $    699,162  $    918,564
  Deferred revenue..................................       375,498       694,128       654,994
  Other.............................................       205,100       930,751       910,875
                                                      ------------  ------------  ------------
                                                      $  1,187,262  $  2,324,041  $  2,484,433
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

        In December 1998, the Company wrote off to general and administrative expense approximately $600,000 of previously deferred costs related to its delayed 1998 proposed initial public offering.

12.  SEGMENT INFORMATION

        The Company's revenues are substantially derived from two service segments: database marketing and consulting operations.

        The database marketing segment provides outsourced database management, direct marketing and related customer retention services for the service department of automobile dealerships and manufacturers.

        The consulting segment develops and implements new techniques and programs that enable automobile dealerships to grow their business, streamline inefficient processes and more effectively market their services.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      (ALL INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

12.  SEGMENT INFORMATION (CONTINUED)
        The following table summarizes segment information for the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1998 and 1999:

                                                  1997                                        1998
                               ------------------------------------------  ------------------------------------------
                                 DATABASE                                    DATABASE
                                 MARKETING     CONSULTING   CONSOLIDATED     MARKETING     CONSULTING   CONSOLIDATED
                               -------------  ------------  -------------  -------------  ------------  -------------
REVENUES:
Segment revenues.............  $  20,974,032  $  5,439,660  $  26,413,692  $  31,512,768  $  8,593,061  $  40,105,829
Segment cost of revenues.....     16,163,609     4,232,822     20,396,431     22,567,692     6,694,764     29,262,456
                               -------------  ------------  -------------  -------------  ------------  -------------
  Segment gross profit.......  $   4,810,423  $  1,206,838  $   6,017,261  $   8,945,076  $  1,898,297  $  10,843,373
                               -------------  ------------  -------------  -------------  ------------  -------------
                               -------------  ------------  -------------  -------------  ------------  -------------

DEPRECIATION:
Segment depreciation.........  $     781,377  $     56,115  $     837,492  $   1,236,961  $     55,982  $   1,292,943

ASSETS:
Segment assets...............  $  10,246,762  $  2,055,320  $  12,302,082  $  10,957,700  $  1,814,635  $  12,772,335
Capital expenditures.........        286,663       214,513        501,176      1,423,923        70,459      1,494,382

                                                            THREE MONTHS ENDED MARCH 31,
                               --------------------------------------------------------------------------------------
                                                  1998                                        1999
                               ------------------------------------------  ------------------------------------------
                                 DATABASE                                    DATABASE
                                 MARKETING     CONSULTING   CONSOLIDATED     MARKETING     CONSULTING   CONSOLIDATED
                               -------------  ------------  -------------  -------------  ------------  -------------
REVENUES:
Segment revenues.............  $   6,908,011  $  2,366,387  $   9,274,398  $  10,571,515  $  1,532,137  $  12,103,652
Segment cost of revenues.....      5,095,560     1,902,110      6,997,670      6,579,527     1,339,970      7,919,497
                               -------------  ------------  -------------  -------------  ------------  -------------
  Segment gross profit.......  $   1,812,451  $    464,277  $   2,276,728  $   3,991,988  $    192,167  $   4,184,155
                               -------------  ------------  -------------  -------------  ------------  -------------
                               -------------  ------------  -------------  -------------  ------------  -------------

DEPRECIATION:
Segment depreciation.........  $     249,314  $     11,825  $     261,139  $     371,105  $     16,178  $     387,283

ASSETS:
Segment assets...............  $  10,051,704  $  2,291,463  $  12,343,167  $  12,638,353  $  1,547,376  $  14,185,729
Capital expenditures.........        154,315        10,996        165,311        183,250         9,484        192,734

                              [INSIDE BACK COVER]

                              THE RESULTS PROGRAM
                PROMOTING AUTOMOBILE SERVICE DEPARTMENT BUSINESS

        A diagram depicting the individual components of Newgen's Results Program. In the center of the diagram is a circle labelled with the caption "Proprietary Closed-Loop System." Outside of this circle are six boxes representing the service features of Newgen's Results Program. These boxes are connected by spokes to the circle in the center of the diagram. The boxes are labelled with the following captions: "Database Integration, Maintenance and Updating," "Development and Use of Comprehensive Maintenance Schedules," "Development of a Customized Direct Marketing Campaign," "Direct and Electronic Mail Solicitation of Dealership Customers," "Teleservice Follow-up Utilizing Advanced Telephony Technology," and "Generation of Management Reports for Dealerships to Monitor Campaigns."

        The left corner of the diagram contains a box with the following caption: "Return on Investment for Dealerships." To the right of the box is the following text: "Company Studies Indicate That Over the Course of a Year...

1   25% to 30% of Dealership Customers Solicited Return for Service

2   Customers Visit Dealerships 3 Times as Often

3   Customers Spend 2 1/2 Times More

 ...As Compared to Customers Not Solicited by Newgen Results."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,725,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                               HAMBRECHT & QUIST

                         BANCBOSTON ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS

      A DIVISION OF DAIN RAUSCHER INCORPORATED

                               ------------------

                                         , 1999

                                 --------------

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

        NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

        UNTIL            , 1999, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATIONS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the Commission registration fee and the NASD filing fee.

Registration fee..................................................  $  17,522
NASD filing fee...................................................      6,457
Nasdaq Stock Market Listing Application fee.......................     90,000
Blue Sky qualification fees and expenses..........................      5,000
Printing and engraving expenses...................................    175,000
Legal fees and expenses...........................................    175,000
Accounting fees and expenses......................................    175,000
Transfer agent and registrar fees.................................     10,000
Miscellaneous.....................................................     46,021
                                                                    ---------
  Total...........................................................  $ 700,000
                                                                    ---------
                                                                    ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Under Section 145 of the Delaware General Corporation Law (the Delaware
Law) , the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its Directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware Law and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former Directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

        The Registrant has entered into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a Director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

        The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

        Since January 1, 1995, the Registrant has sold and issued the following unregistered securities:

        (a) Since January 1, 1995, the Company has issued a total of 1,086,370 options for shares of its common stock at exercise prices ranging from $0.50 to $9.25. As of March 31, 1998, optionees have exercised 250 options at an exercise price of $0.50 per share, 330 options at an exercise price of $0.75, 62,500 options at an exercise price of $0.90 and 1,086,370 options are outstanding (153,920 options having been cancelled), 61,915 of which are vested. The Registrant relied on the exemption provided by Rule 701 under the Securities Act.

        (b) In August and December 1996, the Registrant issued and sold 1,250,137 shares of its Series A Preferred Stock to certain accredited investors for an aggregate purchase price of $5,500,603, or $4.40 per share to the following accredited investors in the following respective amounts:
    Capstone Ventures, a Delaware Limited Partnership: 397,775; BankAmerica
    Ventures: 715,990; BA Venture Partners II: 79,555; SF Growth Fund: 5,682; Duncan Naylor: 5,682 and Elaine McKay Revocable Trust: 45,453. Upon the closing of this offering, the shares of Series A Preferred Stock will automatically convert into 1,250,137 shares of common stock. The Registrant relied on the exemption provided by Section 4(2) under the Act. See "Certain Transactions."

        (c) In November 1996, in conjunction with the execution of a Revolving Loan and Security Agreement with Silicon Valley Bank (SVB), the Company issued to SVB a warrant to purchase up to 10,000 shares of Series A Preferred Stock. Upon the closing of this offering, this warrant shall become a warrant to purchase 10,000 shares of common stock. This warrant has an exercise price of $4.40 per share and expires on November 27, 2001. The Registrant relied on the exemption provided by Section 4(2) under the Act.

        (d) In May and September 1997, the Company entered into certain Convertible Unsecured Promissory Notes (the Notes) in the aggregate amount of $2,332,500 (the Bridge Financings) with directors of the Company and entities affiliated with directors of the Company as follows: BankAmerica Ventures ($1,197,000) and BA Venture Partners II ($133,000), affiliated with Jess R. Marzak; Johari Investment Company Ltd. ($166,667), affiliated with Gary Simkin; Bernard C. Simkin ($166,667); Murray Simkin ($166,667); and Capstone Ventures ($502,500), affiliated with Eugene J. Fisher. All Notes were converted on November 26, 1997, in connection with the Company's Series B Financing, into shares of the Company's Series B Preferred Stock, at a purchase price of $4.52 per share.

        In connection with the Bridge Financings, the Company issued warrants to purchase an aggregate of 106,024 shares of its common stock (the Bridge Warrants) in the following amounts to the following entities: 54,409 to BankAmerica Ventures, 6,046 to BA Venture Partners II, 22,842 to Capstone Ventures, 7,576 to each of Bernard C. Simkin and Murray Simkin and 7,575 to Johari Investment Company, Ltd. The exercise price of the Bridge Warrants is $0.75 per share. The Bridge Warrants may be exercised by applying the value of a portion of the Bridge Warrants (equal to the number of shares issuable under the Bridge Warrant being exercised multiplied by the fair market value of the security receivable upon exercise of the Bridge Warrants, less the aggregate per share exercise price) in lieu of payment of the exercise price per share. 30,770 of the Bridge Warrants expire in May 2002, 61,618 expire in September 2002 and 13,636 will expire in November 2002. The Registrant relied on the exemption provided by Section 4(2) under the Act. See "Certain Transactions."

        (e) In November 1997, the Registrant issued and sold 2,158,604 shares of Series B Preferred Stock to an aggregate purchase price of $9,756,890, or $4.52 per share (includes the shares from the conversion of the Unsecured Convertible Promissory Notes) to the following accredited investors as follows:

INVESTORS NAME                                                                        SHARES
-----------------------------------------------------------------------------------  ---------
Information Associates, L.P........................................................    598,908
Information Associates, C.V........................................................     16,714
Information Associates--II, L.P....................................................    923,430
IA--II Affiliates Fund, L.L.C......................................................     53,869
Capstone Ventures..................................................................    111,172
BankAmerica Ventures...............................................................    264,822
BA Venture Partners II.............................................................     29,424
BancBoston Robertson Stephens Inc..................................................     15,929
GC&H Investments...................................................................      5,530
Johari Investment Company Ltd......................................................     36,873
Bernard Simkin.....................................................................     36,873
Murray Simkin......................................................................     36,873
Bayview Investors, Ltd.............................................................     28,187

        Upon the closing of this offering the shares of Series B Preferred Stock will automatically convert into 2,158,664 shares of common stock. The Registrant relied on the exemption provided by Section 4(2) under the Act. See "Certain Transactions."

        The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        (a)  Exhibits.

EXHIBIT
NUMBER DESCRIPTION OF DOCUMENT
------ --------------------------------------------------------------------------
  1.1  Form of Underwriting Agreement.(1)

  3.1  Certificate of Incorporation.(1)

  3.2  Amended and Restated Bylaws.(1)

EXHIBIT
NUMBER DESCRIPTION OF DOCUMENT
------ --------------------------------------------------------------------------
  3.3  Restated Certificate of Incorporation, to be filed and become effective upon closing of this offering.(1)

  4.1  Reference is made to Exhibits 3.1, 3.2 and 3.3.(1)

  4.2  Specimen Stock Certificate.(1)

  5.1  Opinion of Cooley Godward LLP.(1)

 10.1  1996 Equity Incentive Plan (the 1996 Plan).(1)

 10.2  Form of Stock Option Agreement of Registrant pursuant to the 1996 Plan.(1)

 10.3  1998 Equity Incentive Plan, as amended (the 1998 Plan).(1)

 10.4  Form of Stock Option Agreement of Registrant pursuant to the 1998 Plan.(1)

 10.5  1998 Non-Employee Directors Stock Option Plan.(1)

 10.6  1998 Employee Stock Purchase Plan.(1)

 10.7 Restated Investor Rights Agreement by and among the Company and certain stockholders of the Company, dated as of November 26, 1997.(1)

 10.8 Restated Right of First Refusal and Co-Sale Agreement between the Company and certain investors, dated as of November 26, 1997.(1)

 10.9  Master Equipment Lease No. 0053 between the Company and Phoenix Leasing
         Incorporated, dated as of December 15, 1996.(1)

 10.10 License Agreement between the Company and Service Systems Development
         Limited Partnership, dated as of October 11, 1995.(1)

 10.11 Amended and Restated Security Agreement between the Company and Silicon
         Valley Bank, dated March 10, 1998.(1)

 10.12* Data Distribution Agreement between the Company and Universal Computer
         Services, dated as of May 15, 1996.

 10.13 Office Lease between the Company and WCB II Limited Partnership, dated as of July 31, 1996.(1)

 10.14 Office Lease between the Company and Plaza Holdings, Inc., dated as of
         April 6, 1998.(1)

 10.15* Purchase Agreement between the Company and Geomel Enterprises, Inc., dated
         September 4, 1998.

 10.16 Form of Warrant between the Company and the following directors and entities affiliated with directors: Bernard C. Simkin, Murray Simkin,
         Johari Investment Company, Ltd. BankAmerica Ventures, BA Venture
         Partners II and Capstone Ventures.

 10.17 Promissory Note, as amended, between the Company as borrower and Sam
         Simkin as lender.(1)

 10.18 Promissory Note, as amended, between the Company as borrower and Jack
         Simkin, as Trustee for Simkin Children Irrevocable Trust, as lender.(1)

 10.19 General Services Agreement between the Company and Bolder Heuristics,
         Inc., dated December 25, 1996.(1)

 10.20 Ford Purchase Order No. 2460 293627 for Consulting Services.(1)

 10.21 Ford Purchase Order No. A50 P099 002382 for Data Extraction Services.(1)

 10.22 Form of Employment Agreement dated April 29, 1999 between the Company and the following officers: Gerald L. Benowitz, Samuel Simkin, Leslie J.
         Silver and James K. Roche.(1)

 10.23* Letter of Intent between the Company and autobytel.com dated as of May 4, 1999.

EXHIBIT
NUMBER DESCRIPTION OF DOCUMENT
------ --------------------------------------------------------------------------
 21    Subsidiaries of the Registrant.(1)

 23.1  Consent of Arthur Andersen LLP, Independent Public Accountants.

 23.2  Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

 24.1  Power of Attorney. Reference is made to page II-5.(1)

 27    Financial Data Schedule.(1)


------------------------

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Previously filed.

ITEM 17.  UNDERTAKINGS.

        The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange
    Act)(and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on May 20, 1999.


                                By:  /s/ SAMUEL SIMKIN
                                     -----------------------------------------
                                     Samuel Simkin
                                     Chief Financial Officer, Senior Vice
                                     President and Secretary


        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  President, Chief Executive     May 20, 1999
      Gerald L. Benowitz          Officer and Director

      /s/ SAMUEL SIMKIN         Chief Financial Officer,
------------------------------    Senior Vice President        May 20, 1999
        Samuel Simkin             and Secretary

              *
------------------------------  Director                       May 20, 1999
        Eugene Fischer

              *
------------------------------  Director                       May 20, 1999
        H. Robert Gill

              *
------------------------------  Director                       May 20, 1999
         Jess Marzak

              *
------------------------------  Director                       May 20, 1999
         John Moragne

              *
------------------------------  Director                       May 20, 1999
        Abraham Simkin

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------  Director                       May 20, 1999
      Bernard C. Simkin

              *
------------------------------  Director                       May 20, 1999
        Murray Simkin

              *
------------------------------  Director                       May 20, 1999
         Gary Simkin

              *
------------------------------  Director                       May 20, 1999
       Todd A. Springer

              *
------------------------------  Director                       May 20, 1999
       Bert Winemiller

      /s/ SAMUEL SIMKIN
------------------------------
        *Samuel Simkin                                         May 20, 1999
       ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


                                                                                      EXHIBIT
DESCRIPTION OF DOCUMENT                                                               NUMBER
----------------------------------------------------------------------------------  -----------
Form of Underwriting Agreement (1)................................................         1.1

Certificate of Incorporation (1)..................................................         3.1

Amended and Restated Bylaws (1)...................................................         3.2

Restated Certificate of Incorporation, to be filed and become effective upon
  closing of this offering (1)....................................................         3.3

Reference is made to Exhibits 3.1, 3.2 and 3.3 (1)................................         4.1

Specimen Stock Certificate.(1)....................................................         4.2

Opinion of Cooley Godward LLP. (1)................................................         5.1

1996 Equity Incentive Plan (the 1996 Plan) (1)....................................        10.1

Form of Stock Option Agreement of Registrant pursuant to the 1996 Plan (1)........        10.2

1998 Equity Incentive Plan, as amended (the 1998 Plan) (1)........................        10.3

Form of Stock Option Agreement of Registrant pursuant to the 1998 Plan (1)........        10.4

1998 Non-Employee Directors Stock Option Plan (1).................................        10.5

1998 Employee Stock Purchase Plan (1).............................................        10.6

Restated Investor Rights Agreement by and among the Company and certain
  stockholders of the Company, dated as of November 26, 1997 (1)..................        10.7

Restated Right of First Refusal and Co-Sale Agreement between the Company and
  certain investors, dated as of November 26, 1997 (1)............................        10.8

Master Equipment Lease No. 0053 between the Company and Phoenix Leasing
  Incorporated, dated as of December 15, 1996.(1).................................        10.9

License Agreement between the Company and Service Systems Development Limited
  Partnership, dated as of October 11, 1995 (1)...................................        10.10

Amended and Restated Security Agreement between the Company and Silicon Valley
  Bank, dated March 10, 1998 (1)..................................................        10.11

Data Distribution Agreement between the Company and Universal Computer Services,
  dated as of May 15, 1996........................................................        10.12*

Office Lease between the Company and WCB II Limited Partnership, dated as of
  July 31, 1996 (1)...............................................................        10.13

Office Lease between the Company and Plaza Holdings, Inc., dated as of April 6,
  1998 (1)........................................................................        10.14

Purchase Agreement between the Company and Geomel Enterprises, Inc., dated
  September 4, 1998...............................................................        10.15*

Form of Warrant between the Company and the following directors and entities affiliated with directors: Bernard C. Simkin, Murray Simkin Johari Investment
  Company, Ltd. BankAmerica Ventures, BA Venture Partners II and Capstone
  Ventures........................................................................        10.16

Promissory Note, as amended, between the Company as borrower and Sam Simkin as
  lender (1)......................................................................        10.17

Promissory Note, as amended, between the Company as borrower and Jack Simkin, as
  Trustee for Simkin Children Irrevocable Trust, as lender (1)....................        10.18

General Services Agreement between the Company and Bolder Heuristics, Inc., dated
  December 25, 1996 (1)...........................................................        10.19

Ford Purchase Order No. 2460 293627 for Consulting Services (1)...................        10.20

                                                                                      EXHIBIT
DESCRIPTION OF DOCUMENT                                                               NUMBER
----------------------------------------------------------------------------------  -----------
Ford Purchase Order No. A50 P099 002382 for Data Extraction Services (1)..........        10.21

Form of Employment Agreement dated April 29, 1999 between the Company and the following officers: Gerald L. Berowitz, Samuel Simkin, Leslie J. Silver and
  James K. Roche (1)..............................................................        10.22

Letter of Intent between the Company and autobytel.com dated as of May 4, 1999*...        10.23

Subsidiaries of the Registrant (1)................................................        21

Consent of Arthur Andersen LLP, Independent Public Accountants....................        23.1

Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1...................        23.2

Power of Attorney. Reference is made to page II-5 (1).............................        24.1

Financial Data Schedule (1).......................................................        27


------------------------

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Previously filed.